The history of AAON extends back 34 years when our founder Norm Asbjornson decided to create a business that designs and produces semi-customized HVAC equipment that excelled in performance relative to the market. Cutting edge innovation and engineering were the primary focus since day one. This foundation supported the company’s growth in its early days and is just as important today. Over the last several decades, AAON has led the nonresidential HVAC equipment market in quality, customization, innovation, performance, energy efficiency, lower cost of ownership and reliability. Today, we describe this as sustainable innovation. Historically, sustainable innovation came at an upfront cost premium. Although we have always designed our equipment so that the cost over the course of the life span of the equipment was very competitive, the premium upfront cost of the equipment kept us from being mainstream. For that reason, we have been a niche provider until now. Secular trends related to decarbonization and indoor air quality are leading to a shift in demand from standard equipment to more capable, higher sophisticated equipment that is more energy efficient while providing cleaner air quality. Simply put, demand is shifting towards the sustainable innovation that AAON has been providing for decades. Sustainable innovation will still come with an upfront premium price. However, AAON’s years of experience creating the most efficient automated production operations that manufacture sustainable equipment positions the company with a big advantage. We believe this transformation in the market will lead to AAON providing the highest quality equipment for the most attractive price, which will allow the company to evolve from niche to mainstream.

Controls (WSHP, RTU, SELF-CONTAINED, SPLIT SYSTEM, & CHILLER) Pioneer Silver Pioneer GoldVCCX-2 Indoor Air Handling Units (800 - 50,000 + cfm) F1 Series H3 Series V3 Series SA Series M2 Series Outdoor Air Handling Units (800 - 72,000 + cfm) RZ Series, PinnacleRN SeriesRQ Series Self-Contained Units (3-70 tons) M2 SeriesSA Series SB Series Water-Source Heat Pumps (½ - 230 tons) WH Series & WV Series, ProFit & EcoFit RQ Series RN Series SB Series SA Series RZ Series, Pinnacle M2 Series Packaged Rooftop Units (2-240 tons) RQ Series RN Series RZ Series, Pinnacle Chillers (4-55 tons) LF Series Condensing Units (2-70 tons) CB Series CF Series BasX Solutions Custom Air Handling Units Data Center Cooling Systems Modular Cleanrooms 2021 Pro Forma Net Sales Breakdown About AAON Environmentally Friendly HVAC Product Family *The operations of BasX have been included in our statements of income since the closing date on December 10, 2021. The above unaudited pro forma breakdown of net sales for the years ended December 31, 2021 are presented as if the combination had been made on January 1, 2021. Rooftop Units Data Center Cooling Solutions Parts Condensing Units Water-Source Heat Pump Cleanroom Systems Other Air Handling 65% 97% 2%3%3% 4% 5% 7% 9% United States InternationalAAON Oklahoma AAON Coil Products BasX Solutions 11% 13% 76% 3% Pro Forma Net Sales by Product Pro Forma Net Sales by GeographyPro Forma Net Sales by Segment (Unaudited) AAON is engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, condensing units, makeup air units, energy recovery units, geothermal/water-source heat pumps, coils and controls. Since the founding of AAON in 1987, AAON has maintained a commitment to design, develop, manufacture and deliver innovative heating and cooling products to perform beyond all expectations and demonstrate the value of AAON to our customers.

Controls (WSHP, RTU, SELF-CONTAINED, SPLIT SYSTEM, & CHILLER) Pioneer Silver Pioneer GoldVCCX-2 Indoor Air Handling Units (800 - 50,000 + cfm) F1 Series H3 Series V3 Series SA Series M2 Series Outdoor Air Handling Units (800 - 72,000 + cfm) RZ Series, PinnacleRN SeriesRQ Series Self-Contained Units (3-70 tons) M2 SeriesSA Series SB Series Water-Source Heat Pumps (½ - 230 tons) WH Series & WV Series, ProFit & EcoFit RQ Series RN Series SB Series SA Series RZ Series, Pinnacle M2 Series Packaged Rooftop Units (2-240 tons) RQ Series RN Series RZ Series, Pinnacle Chillers (4-55 tons) LF Series Condensing Units (2-70 tons) CB Series CF Series BasX Solutions Custom Air Handling Units Data Center Cooling Systems Modular Cleanrooms 2021 Pro Forma Net Sales Breakdown About AAON Environmentally Friendly HVAC Product Family *The operations of BasX have been included in our statements of income since the closing date on December 10, 2021. The above unaudited pro forma breakdown of net sales for the years ended December 31, 2021 are presented as if the combination had been made on January 1, 2021. Rooftop Units Data Center Cooling Solutions Parts Condensing Units Water-Source Heat Pump Cleanroom Systems Other Air Handling 65% 97% 2%3%3% 4% 5% 7% 9% United States InternationalAAON Oklahoma AAON Coil Products BasX Solutions 11% 13% 76% 3% Pro Forma Net Sales by Product Pro Forma Net Sales by GeographyPro Forma Net Sales by Segment (Unaudited) 5

Financial HighlightsLongview Expansion Grand Opening Ceremony The expansion nearly doubled capacity to 487,000 sq. ft. We expect this new capacity will help accelerate volume, reduce production times and improve overall eciency.

Financial HighlightsLongview Expansion Grand Opening Ceremony The expansion nearly doubled capacity to 487,000 sq. ft. We expect this new capacity will help accelerate volume, reduce production times and improve overall eciency. 7 Balance Sheet ($000 except per share data) Working Capital Current Assets Net Fixed Assets Accumulated Depreciation Cash and Cash Equivalents Total Assets Current Liabilities Long-Term Debt Stockholders’ Equity Stockholders’ Equity per Diluted Share Funds Flow Data ($000) Operations Investments Financing Net Increase (Decrease) in Cash Ratio Analysis Gross Profit Return on Average Equity Return on Average Assets Pre-Tax Income on Sales Net Income on Sales Total Liabilities to Equity Quick Ratio1 Current Ratio Year-End Price Earnings Ratio 405,232 123,651 74,235 298 15,007 74,624 53,830 1.02 1.01 104,002 153,537 142,375 149,963 21,457 296,590 49,535 - 238,925 4.50 57,994 (31,052) (29,638) (2,696) 30.5% 24.1% 19.5% 18.4% 13.3% 24.1% 1.7 3.1 36.3 Income Data ($000 except per share data) Net Sales Gross Profit Operating Income Interest Income (Expense), Net Depreciation and Amortization Pre-Tax Income Net Income Earnings per Share Basic Diluted 1 = (Cash & cash equivalents + investments + receivables)/current liabilities 1.51 1.49 2018 514,551 155,849 101,836 88 25,634 101,975 79,009 161,218 220,251 223,340 203,125 79,025 449,008 59,033 6,363 350,865 6.61 128,814 (61,273) (29,626) 37,915 30.3% 24.7% 19.3% 19.8% 15.4% 28.0% 2.3 3.7 44.7 20172020 433,947 103,533 55,351 196 17,655 55,500 42,329 0.81 0.80 93,167 140,658 163,003 166,880 1,994 307,994 47,491 - 249,443 4.74 54,856 (34,635) (39,684) (19,463) 23.9% 17.3% 14.0% 12.8% 9.8% 23.5% 1.3 3.0 43.8 1.03 1.02 469,333 119,425 67,011 66 22,766 67,031 53,711 131,521 187,549 178,094 179,242 26,797 371,424 56,028 6,320 290,140 5.51 97,925 (37,046) (18,500) 42,379 25.4% 19.9% 15.8% 14.3% 11.4% 28.0% 2.0 3.3 48.4 2019 1.12 1.09 534,517 137,830 69,253 (132) 30,343 69,182 58,758 131,312 218,080 258,062 224,146 2,859 650,180 86,768 46,406 466,170 8.68 61,183 (158,719) 18,735 (78,801) 25.8% 14.4% 10.7% 12.9% 11.0% 39.5% 1.0 2.5 72.9 2021

Letter from the President Dear Fellow Stockholder, INNOVATION Gary Fields President & CEO

Letter from the President Dear Fellow Stockholder, INNOVATION Gary Fields President & CEO The year 2021 was a year of two tales for AAON. The Company had several milestone-like achievements that were significant for the future growth of the Company. At the same time, performance was lackluster due to several macro factors that challenged the operations. The year was one of, if not the most, challenging years our industry has faced in 30-plus years. Inflation was rampant amongst most of our input costs, the labor market was tight for much of the year and supply chain issues created a lot of operational inefficiencies. All while managing through the pandemic-related issues. On the other hand, we posted another year of record sales, our backlog grew 249.6%, we closed on the Company’s first acquisition of substantial size in 20 years, and we hosted one of the most impactful meetings with our sales channel in Company history. In our view, while the earnings performance was underwhelming, we managed through the headwinds well and achieved a lot, positioning us well for the long-term. In our view, the fundamentals of the Company are strong and the outlook is better than ever.

Financial Performance In 2021, AAON’s net sales grew 3.9% to $534.5 million. While this was the 11th straight year of record sales for the company, price increases drove all of the growth. Volumes were down 2% and the BasX Solutions acquisition, which closed on December 10th, contributed about 1%. Gross profit margin contracted to 25.8%, from 30.3% in 2020, which led to a contraction in earnings. The factors that weighed on margins were mainly related to inflation and supply chain constraints. We experienced a significant rise in nearly all of our input costs, including raw materials, components, wages, freight and insurance. While we were disciplined managing the price of our equipment as demonstrated through the three price increases we implemented throughout the year, timing to the plant floor made it challenging to get ahead of the higher costs. Furthermore, supply chain issues exacerbated the adverse effects of inflation as they led to production constraints, which slowed the turnover of our backlog. Lower production rates also caused a significant amount of operational inefficiencies and led to unabsorbed fixed costs. All in, these two factors pressured our margins as we progressed through the year. The positive is we do not believe any of these factors have caused a permanent structural change to our business. We expect our margins will fully recover as supply chain issues ease and our production rates recover. Supply chain challenges have forced us to significantly increase the number of multi- sourced components. Maneuvering through challenges like we experienced in 2021 leads to a stronger operation and a more capable management team—provided you have the right people. We are confident we have the right people managing the Company, therefore we are certain to emerge a stronger company. We are now better prepared to resume our growth strategy more effectively in the future. Record Backlog At the end of 2021, total backlog finished up 249.6% to a record $260.2 million. Excluding BasX Solutions, organic backlog was up 200.7% to $223.8 million, also a record. Organic bookings in the year grew 55%, making 2021 one of the best years in our Company's history. These growth rates well outpaced the industry, implying we are gaining market share. This reassures us that our strategy is effective. We measure our total addressable market as being $30 billion in size, which is approximately 50 times the size of our Company. Thus, we think the strategy that drove the backlog in 2021 will continue to lead to robust growth in the future. Winning Growth Strategy AAON’s growth strategy is built on one core foundation, supported by five major pillars. The core foundation, which extends back to when the company was created 34 years ago, is based on designing and manufacturing customized HVAC equipment that is premier in quality, performance and energy efficiency. AAON has always primarily focused on designing and building HVAC equipment that was best-in-class. Now, with the market demanding higher quality equipment due to decarbonization and indoor air quality trends,, we are positioned to transition from being a niche player to a mainstream player in the nonresidential HVAC market. 10 2019 202120202018201720162015201420132012 Backlog (in $ millions) $44 $45$49 $49 $49 $81 $152 $143 $74 $260

This foundation is supported by five pillars. The first pillar is innovation. Historically, AAON has led the industry in innovation. In 2021, we introduced several new products that we believe are game changers, including air-sourced heat pump rooftop units that are operable down to zero degree Fahrenheit, the first equipment of its kind on the market with such capabilities. We currently have a full pipeline of new product development and we will continue to make this a top priority in our growth strategy. The second pillar is related to lower cost of ownership. AAON’s equipment is engineered to have the longest useful life span that is operable at the highest energy efficiency and is the easiest to service and maintain. Third, we continuously focus on operational productivity. To build highly customized, high-quality equipment with premium materials and components for a competitive price, we must operate at higher levels of productivity than our peers. To do so, we utilize a lot of technology and automation in our operations. Going forward, we will continue to focus and invest in ways to improve our operational productivity. The fourth pillar is associated with strengthening our sales channel. Over the last several years, we have made it much more of a priority to support our channel partners through providing useful marketing tools, blueprints to success, HVAC education and various other ways of support. Finally, the fifth pillar is related to parts and service. This is another area that we have focused a lot more on compared to five years ago. Through investing in a talented parts sales team, we grew our parts sales 26.3% in 2021 to a record $41.1 million, which made up a record 7.7% of net sales. AAON does not directly manage services for its end-users, but we think it is important we make sure our customers are in good hands in the field. By working with our channel partners, we are ensuring our customers have available technicians with expertise of AAON equipment to service their equipment when needed. Overall, we believe we have constructed a sound growth strategy that positions us to take market share and grow sales organically in the double digits for the next several years. 11 AAON's National Sales Event In October 2021, AAON invested approximately $1 million to host a national sales meeting with its entire network of sales channel partners. The event, which was the first of its kind since 2017, was an opportunity to connect with all of its reps in one room to communicate the Company’s long-term vision to ensure all understand what we expect of them and that all know they are greatly appreciated and are integral to our company’s success. It was also an opportunity to share what we are doing to support their businesses more, display new marketing tools we are investing in to help their success, introduce several new products and showcase our new manufacturing facility in Longview, Texas. One strategy we have implemented since my arrival to AAON five-plus years ago is working closer with our channel partners and investing more in ways to support them more. Historically, AAON’s approach to ensuring success of their channel partners was building great products. However, we have learned we can do more to help improve their market penetration. Sales & Marketing. For most of AAON’s history, the Company did not focus a lot of capital on marketing. Most of the company’s success was associated with the engineering and quality of its products. With a well-rounded portfolio of premium products and a total addressable market that is 50 times the size of our Company, we think investing in marketing and ways to support our sales channel will accelerate our market penetration. One way we demonstrated this new investment was by introducing a new state of the art showroom trailer at the national sales meeting in October. This showroom trailer is a class 8 truck with a 53-foot trailer that expands to a 1,000 sq. ft. showroom when parked. The showroom showcases AAON equipment, displays AAON controls and has interactive technology to help customers understand our full product portfolio. In addition to the showroom trailer, we are sharing the best practices that our most successful channel partners use with the rest of our channel partners. Being at our centralized position, we have a good sense on what these best practices are and are making it more of a focus to communicate

New Products. AAON introduced several new game- changing products at the October event. First, we introduced our next generation water-source heat pump called the ProFit. The ProFit is designed to be a “drop-in” replacement for most existing water-source heat pumps. Our original generation, which we call the EcoFit, is an advanced design and is very attractive for the new construction market. However, the design differed from many of the existing units in the field, making it incompatible for a “drop-in” replacement application. 12 As such, since introducing the EcoFit in 2015, we have mainly competed in the new construction market, which makes up only about 25% of the entire $500 million water-source heat pump market. Now with the ProFit, we can target the entire market, and as a result we expect growth will accelerate. Our water-source heat pump sales, which made up $41 million in 2021, have grown at a four-year CAGR of 27%. Another product announcement we made was the redesign of our air-sourced heat pump fueled rooftop units with operable capabilities down to zero degree Fahrenheit, making us the first company in the market to perfect such capabilities. To date, most air-sourced heat pump fueled equipment on the market was operable only down to about 30 degrees Fahrenheit, excluding a large percentage of the North America market. Heat pump technology is attractive though due to it being fully electric and its high energy efficiency. We think this product introduction is a game changer. In 2021, we introduced this air-source heat pump technology in our rooftop units of two to 10 tons of capacity. By the end of 2022, we expect our what everyone should be doing to maximize success. Another example in how we are supporting of channel partners is we are providing educational classes for our reps. Having a more educated sales channel of our highly sophisticated, customized equipment that is used for thousands of different applications will help improve market penetration. Finally, we are in the midst of hiring a new Director of Marketing. This new hire will help catapult our marketing efforts even further over the next several years. AAON Mobile Experience Marketing Trailer "This showroom trailer is a class 8 truck with a 53-foot trailer that expands to a 1,000 sq. ft. showroom when parked."

13 entire rooftop product line will be offered with this technology. The third notable product we introduced was our next generation RN D-Box rooftop unit, which is our rooftop series with capacity in the range of 26 to 70 tons. Historically, this is one of our core rooftop products, making up 22%-23% of net sales in 2020-2021. This next generation D-Box incorporates two refrigeration systems instead of four, comes with higher capacity, and is designed to be built with the highest performing compressor technology and reheat configuration available on the market. All in, this new product comes with an average IEER that is 38% higher than the previous generation, making it the most efficient unit of its capacity on the market. Investing in Growth For decades, we have worked diligently to earn a reputation as one of the most technologically innovative manufacturers of the highest quality and best performing products in the nonresidential HVAC industry. To accomplish this and maintain our leadership, it requires consistent reinvestment in the Company. As such, we make it a priority to continue to focus on capital investments that help us grow strategically and research and development to maintain leadership in innovation. Capital Investments. In 2021, capital expenditures totaled $55.4 million, or 10.4% of net sales. At the beginning of the year, we planned to spend over $70 million, but factors such as supply chain constraints forced us to push some of the originally planned investments into 2022. Nevertheless, we were able to complete our expanded footprint at our Longview, Texas facility in 2021. This facility, which generated approximately 12.5% of net sales in 2021, manufactures our air handling and condensing units, as well as our in-house manufactured coils. Prior to 2021, the location consisted of a 263,000 sq. ft. building. The expansion nearly doubled capacity to 487,000 sq. ft. We expect this new capacity will help accelerate volume, reduce production times and improve overall efficiency. Sales at Longview grew organically 19.8% in 2021 and it would have been better if it was not for supply chain constraints. This achievement would not have been possible without this expansion. We anticipate this new capacity will facilitate robust growth for the next several years. Backlog at Longview at the end of 2021 was up 165.5% from a year ago. The other part our annual capital investment was associated with expanding production capacity at our primary Tulsa, Oklahoma facility and upgrading company IT systems. To absorb the growth we have seen in our backlog, we must continue to build capacity and the necessary IT infrastructure. This planning includes the recently acquired BasX Solutions, which is growing even quicker than the legacy AAON business. Therefore, we will continue with an aggressive capital investment spending plan. In 2022, we forecast a total capital expenditure budget of $100.4 million. RN Series D Cabinet EcoFit Water-Source Heat Pumps ProFit Water-Source Heat Pumps

Research & Development. Innovation is the foundation that AAON was built on and that is the same foundation the company sits on still today. We pride ourselves on leading the commercial HVAC market in revolutionary innovative HVAC equipment. As such, we make a concerted effort to aggressively invest in research & development to help maintain this leadership. In 2021, AAON invested $16.6 million in research and development. As a percent of sales, this investment was 3.1%, which compares to some of our larger peers spending on average 2.1% of their equipment sales. A lot of our investment in 2021 went towards the new products we introduced at our national sales meeting in October. In addition, we will be introducing more air-sourced heat pump fueled rooftop units in 2022, of which some of our 2021 R&D budget went towards. We also have a healthy pipeline of other projects that we focused on in 2021, including early research on incorporating new low global warming potential refrigerants into the designs of our equipment to adhere to upcoming AHRI requirements. Our Norman Asbjornson Innovation Center (“NAIC”) research and development laboratory facility that opened in 2019 continues to significantly enhance our R&D capabilities for new products. This is a 65-foot tall 134,000 sq. ft. state- of-the-art facility with many unique capabilities, which to our knowledge exists nowhere else in the world. The facility enables AAON to lead the industry in the development of the most technologically advanced, most energy efficient HVAC equipment for nonresidential buildings. Furthermore, it allows us to more efficiently and effectively meet and maintain AHRI (Air-Conditioning Heating and Refrigeration Institute) and Department of Energy certifications. Lastly, the NAIC is a valuable marketing asset as it allows us to give our customers the ability to view products performance and testing. BasX Solutions Acquisition On December 10, 2021, AAON closed on the acquisition of BasX Solutions, making it AAON’s first acquisition of substantial size in 20 years. Headquartered in Redmond, Oregon, BasX Solutions is an industry leader in the manufacturing of high performance data center cooling solutions, cleanroom systems, custom HVAC systems and modular solutions. BasX’s products are highly engineered and customized for critical applications where the cost of failure can be significant. Most attractively, BasX supplies equipment to sectors that are growing substantially, including data centers driven by a build-out of cloud-based infrastructure and cleanrooms used in the semiconductor, pharmaceutical, medical and indoor agriculture sectors. Another reason we found this acquisition to be so attractive was related to revenue synergies. In fact, revenue synergies have already begun to transpire just three months into ownership of the business. Together with the end-market demand and the revenue synergies, we think BasX can grow sales at a CAGR of at least 15% over the next several years. In 2021, BasX generated pro forma net sales of $81 million. We also foresee cost synergies related to material/component procurement, productivity improvements and vertical integration opportunities. Together with volume growth and these cost synergies, we expect the business will be able to expand EBITDA margins from mid- teens to 20%-plus, in line with AAON’s legacy business. All in, we anticipate BasX will accelerate AAON’s organic sales and earnings growth, making the acquisition a compelling return on investment for AAON shareholders. Norman Asbjornson Innovation Center BasX Solutions Office

Sustainability At AAON, we strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, diversity and inclusion, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability. We also have begun reporting our sustainability status and goals in a much more extensive way. In 2021, we published our 2020 Sustainability ESG Report, which was the most thorough annual sustainability report we published to date. This report included historical scope one and two emissions, diversity and inclusion statistics, sustainability targets, as well as other information. AAON is a leading designer and manufacturer of the most energy efficient HVAC products in the nonresidential HVAC market, which is vital to the environment since approximately 40% of energy consumed by commercial buildings in the U.S. is associated with heating, ventilation and air-conditioning. Our innovative designs substantially help our customers reduce their carbon footprint while reducing their cost of building management and maintenance. Many of the HVAC units we produce are uniquely designed with two-stage compressors and high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance of up to 19.15 SEER and 20.2 IEER, compared to the industry ASHRAE 90.1 minimum requirement of 12-14 SEER/IEER. Moreover, in 2021, the company introduced fully electric air-sourced heat pump powered rooftop units with operable capabilities down to zero degree Fahrenheit, making us the first company in the market to perfect such capabilities. In our 2020 Sustainability ESG Report, we stated we are targeting our total electric-powered equipment as a percent of sales will rise to 80% by 2030, from approximately 20% in 2020. AAON also has an ongoing focus to reduce its own operational carbon footprint. In the last couple years, we invested in new overhead doors and a new HVAC system, replaced Metal Halide lighting with LED lighting, set goals around energy conservation, implemented lean manufacturing processes as well as many other initiatives to help reduce our energy usage. In 2021, we established a goal to reduce our greenhouse gas emissions by 10% by 2025. We also stated we will target a 10% increase in our hazardous material recycling rate. AAON participates in the non-profit organization Sustainable Tulsa’s Scor3card, which is a sustainability tracking and assessment tool for organizations who want to track and improve their sustainability plans. AAON achieved Platinum level in the 2021 and 2020 Sustainable Tulsa Scor3card verification program. This follows the Company achieving Gold in 2019 and Bronze in 2018 and 2017. At AAON, a diverse and inclusive workplace is also integral to our business strategy and critical to our success. We are 15 Custom Air Handling Units Modular Clean Rooms Data Center Cooling Systems

Outlook Our 2021 sales and earnings performance was disappointing and was not reflective of how we view the potential of our Company. However, our backlog finished the year up 249.6% and we completed a historic acquisition that is performing extremely well in early days of ownership. We have never been as optimistic on the long-term outlook of the company as we are currently. As external factors like supply chain issues ease, we expect performance will improve significantly. Our industry is in the early stages of benefiting from major secular demand trends related to decarbonization and indoor air quality. These market trends are leading to building owners demanding higher quality HVAC equipment that is more energy efficient and provides higher quality indoor air ventilation. For decades, AAON has led the industry in designing and manufacturing this type of equipment for the most competitive price. Up until now, AAON has been considered a niche player in a market. However, as the market shifts with these trends, we plan to take AAON from being a niche player to a mainstream player in the nonresidential HVAC industry. In 2021, we continued to lead in innovation, demonstrated by the several new revolutionary products we introduced. We also progressed on prior efforts of strengthening our sales channel by investing in new tools and ways of support to help improve the success of our channel partners. We continued to invest aggressively in the company to increase our capacity, improve our operations and maintain a healthy pipeline of research and development. Finally, we completed the historic acquisition of BasX Solutions. All of these initiatives will help us leverage the secular market demand trends, enabling us to gain significant market share over the next several years. In 2022, we anticipate performance will be much better than the prior year. While we are still facing challenges with inflation and the supply chain early in the year, we have learned how to better overcome these challenges and the external factors are beginning to abate. Our backlog is strong and production rates have begun to accelerate. We anticipate sales and earnings in 2022 will be up significantly. Long-term, we are the most optimistic we have been in years. We target annual organic sales growth in the double digits, 30%-plus gross margins and SG&A expenses that grow slower than sales. Overall, the prospects for AAON are bright. To our stakeholders, we cannot achieve these results without your support and commitment. We continue to benefit from the total cooperation and dedicated service of our employees and independent sales representation. To our shareholders, we are honored to have each of you with us as we maintain the lead in pursuing growth. 16 committed to hiring, retaining and promoting a diverse workforce while advancing a workplace culture of inclusion, which team members are valued for their ideas, identities, experiences and talents. In 2021, we hired a new Director of Administration who is bringing a wide range of best practices to Human Resources, helping us continue to progress in diversity and inclusion. At the end of 2021, 69% of our total workforce was non-white and 28% was female. AAON also employs individuals from over 32 countries. AAON participates in the Tulsa Chamber’s Mosaic Diversity and Inclusion Index and was named a 2021 Top Inclusive Workplace.

17 INNOVATION "In 2022, we anticipate performance will be much better than the prior year. While we are still facing challenges with inflation and the supply chain early in the year, we have learned how to better overcome these challenges and the external factors are beginning to abate. Our backlog is strong and production rates have begun to accelerate."

Timeline of Success

1988

August

AAON, an Oklahoma corporation, was founded.

September

Purchase of John Zink Air Conditioning Division.

1989

Spring

AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

Summer

Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc.), a Nevada corporation.

1990

December

Listed on NASDAQ Small Cap - Symbol "AAON".

1991

December

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

1992

Spring

AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

September

One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

1993

NOVEMBER

Listed on the NASDAQ National Market System.

1994

January

Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

March

Purchased property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas.

Issued a 10% Stock Dividend

1995

September

Completed expansion of the Tulsa facility to 332,000 square feet.

1996

December

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

1997

April

AAON received U.S. patent for Blower Housing assembly.

1998

October

U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

November

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.

1999

Spring

Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

2000

Fall

Our manufacturers representative business grew to more than 100 offices, contributing approximately 60% of net sales.

2001

July

AAON added as a member of the Russell 2000® Index

Fall

Expanded rooftop product line to 230 tons.

Introduced evaporative-cooled condensing energy savings feature

September

3-for-2 stock split

October

AAON listed in Forbes' 200 Best Small Companies

2002

June

3-for-2 stock split

Fall

Industry introduction of the modular air handler and chiller products.

October

AAON listed in Forbes' Magazine's "Hot Shots 200 Up & Comers."

AAON listed in Forbes' 200 Best Small Companies.

2003

May

Purchased the assets of Air Wise, of Mississauga, Ontario, Canada.

July

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

October

AAON listed in Forbes' 200 Best Small Companies.

2004

April

AAON received U.S. Patent for the De-Superheater for Evaporative-Cooled Conditioning

September

AAON received U.S. Patent for DPAC.

November

Introduction of light commercial/ residential product lines.

2005

August

AAON received U.S. Patent for Plenum Fan Banding.

2006

April

AAON introduced factory engineered and assembled packaged mechanical room, which includes a boiler and all piping and pumping accessories.

June

Initiation of a semi-annual cash dividend for AAON shareholders.

2007

March

Modular Air Handler products extended to 50,000 cfm.

August

3-for-2 stock split.

October

AAON Listed in Forbes' 200 Best Small Companies.

December

AAON rings closing bell at NASDAQ.

2008

October

AAON rings opening bell at NASDAQ.

AAON voted "Most Valuable Product" and "Product of the Year" by Consulting-Specifying Engineer Magazine.

AAON listed in Forbes' 200 Best Small Companies.

2009

Summer

AAON increased dividend payment by 13%.

AAON named to the Fortune 40 : Best Stocks to Retire On.

National Society of Professional Engineers Award AAON 2009 Product of the Year.

Fall

AAON added to Standard & Poor's Small Cap 600 Index.

National Society of Professional Engineers Award AAON 2009 Product of the Year - D-PAC

AAON listed in Forbes' 200 Best Small Companies.

2010

July

AAON RQ Series win ACHR News Dealer Design award.

October

AAON RN Series rooftop unit named 2010 Product of the Year - Silver by Consulting-Specifying Engineer Magazine.

AAON LC Series Chiller product named 2010 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON Listed in Forbes' 200 Best Small Companies

2011

Summer

National Society of Professional Engineers awarded RQ Series High Efficiency Rooftop Unit - Product of the Year.

3-for-2 stock split.

AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design Competition. Single Zone VAV rooftop units win Honorable Mention in ACHR News Dealer Design Competition.

October

AAON Geothermal RQ Series product named 2011 Product of the Year - Silver by Consulting-Specifying Engineer magazine.

2012

Spring

Industry introduction of light commercial geothermal heat pump self-contained unit product line.

July

AAON SB Series Self-Contained Unit Wins ACHR News Dealer Design Award - Gold

September

Consulting-Specifying Engineer magazine awarded RN Series E-Cabinet Product of the Year - Bronze.

December

AAON yearly shipments exceed $300 million.

2013

May

Opening of AAON Parts & Supply Store.

AAON increases dividend payment by 25%

3-for-2 stock split

September

25th Anniversary

AAON rings opening bell at NASDAQ.

Consulting-Specifying Engineer magazine awarded SB Series Product of the Year - Bronze.

December

AAON named top Tulsa area stock value.

2014

June

3-for-2 stock split

July

AAON LN Series Chiller wins ACHR New Dealer Design Award - Bronze

September

AAON donates $3 Million to A Gathering Place for Tulsa.

2015

May

AAON increases dividend payment by 20%

June

AAON receives Gold Dealer Design Award in the Ventilation category.

September

AAON Low Leakage Dampers voted "Product of the Year" by Consulting-Specifying Engineer magazine.

2016

January

AAON received U.S. Patent for the Low Leakage Dampers

February

AAON Breaks Ground on New "Norman Asbjornson Innovation Center" Research and Development Laboratory

July

AAON LZ Series Packaged Outdoor Mechanical Room wins ACHR News Dealer Design Award- Gold

September

Consulting-Specifying Engineer magazine awarded LZ Series Outdoor Mechanical Room Product of the Year - Gold, Chiller category.

Consulting-Specifying Engineer magazine awarded RN Series Horizontal Configuration Rooftop Unit Product of the Year - Gold, HVAC/R category.

November

AAON increases dividend payment by 18%

2017

April

First WV Series small packaged vertical water-source heat pump comes off the production line.

July

AAON products received Dealer Design Awards from ACHR News.

September

AAON V3 Series, Touchscreen Controller, and WH Series voted Products of the Year by Consulting-Specifying Engineer magazine.

2018

March

WattMaster Controls, Inc. Acquisition

May

AAON increase dividend payment by 23%

July

RN Series with Two-Stage Compressors wins ACHR News Dealer Design Award - Bronze

August

AAON Water-Source Heat Pumps AHRI Performance Certified

September

30th Anniversary

October

AAON rings opening bell at NASDAQ

2019

June

AAON Opens Second Parts & Supply Store in Tulsa

August

AAON Breaks Ground on New Facility in Longview

October

AAON Opens Norman Asbjornson Innovation Center

December

AAON Honored as One of Oklahoma Magazine's Great Companies to Work For

2020

May

Founder Norman H Asbjornson Transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.

November

AAON Achieves Platinum Level in Scor3card Verification Program and receives Bellmon Award from Sustainable Tulsa

December

AAON RN Series with Variable Speed Compressors voted "Most Valuable Product" and LF Chiller Controller named "Product of the Year" by Consulting-Specifying Engineer magazine.

2021

August

AAON achieves Platinum Level in Sustainable Tulsa Scor3card Program for the second straight year.

October

AAON introduces new low ambient air-source heat pump rooftop units and next generation ProFit water-source heat pump.

November

AAON RZ Series Rooftop Unit named "Product of the Year" by readers of Consulting-Specifying Engineer magazine.

December

BasX Solutions acquisition closed.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________________ to _____________________________ Commission file number: 0-18953 AAON, INC. (Exact name of registrant as specified in its charter) Nevada 87-0448736 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South Yukon Ave., Tulsa, Oklahoma 74107 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (918) 583-2266 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock AAON NASDAQ Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) ☐ Yes ☒ No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2021 was $2,682.9 million based upon the closing price reported for such date on the Nasdaq Global Select Market. As of February 23, 2022, registrant had outstanding a total of 52,529,320 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant’s definitive Proxy Statement to be filed in connection with the 2022 Annual Meeting of Stockholders to be held May 12, 2022, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS Item Number and Caption Page Number PART I 1. Business. 1 1A. Risk Factors. 9 1B. Unresolved Staff Comments. 14 2. Properties. 14 3. Legal Proceedings. 15 4. Mine Safety Disclosure. 15 PART II 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 15 6. Reserved. 18 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 18 7A. Quantitative and Qualitative Disclosures About Market Risk. 31 8. Financial Statements and Supplementary Data. 32 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 70 9A. Controls and Procedures. 70 9B. Other Information. 73 PART III 10. Directors, Executive Officers and Corporate Governance. 73 11. Executive Compensation. 73 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 73 13. Certain Relationships and Related Transactions, and Director Independence. 73 14. Principal Accountant Fees and Services. 73 PART IV 15. Exhibits and Financial Statement Schedules. 74

Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, (4) general economic, market or business conditions, and (5) the correction of certain of our previously issued consolidated financial statements, which may affect investor confidence and raise reputational issues. PART I Item 1. Business. Overview AAON, Inc., a Nevada corporation, (“AAON Nevada”) was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BasX, Inc. (dba BasX Solutions, formerly BasX, LLC), an Oregon corporation ("BasX"). Unless the context otherwise requires, references in this Annual Report to “AAON”, the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data center cooling solutions, cleanroom systems, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. Business Segments The Company conducts its business through three business segments: AAON Oklahoma, AAON Coil Products, and BasX. AAON Oklahoma: AAON Oklahoma designs, manufactures, sells, and services standard, semi-custom, and custom heating, ventilation, and air conditioning ("HVAC") systems, designs and produces controls solutions for all of our HVAC units, and sells retail parts to customers through our two retail part stores in Tulsa, Oklahoma. Through our Norman Asbjornson Innovation Center ("NAIC") research and development laboratory facility in Tulsa, Oklahoma, the Company is able to test units under various environmental conditions. AAON Oklahoma includes the operations of our Tulsa, Oklahoma and Parkville, Missouri facilities, our NAIC research and development laboratory facility and two retail parts locations. AAON Coil Products: AAON Coil Products designs and manufactures a selection of our standard, semi-custom, and custom HVAC systems. In addition, AAON Coil Products designs and manufactures various heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma and AAON Coil Products. AAON Coil Products consists of operations at our Longview, Texas facilities. BasX: BasX provides product development design and manufacturing of custom engineered air handling systems including high efficiency data center cooling solutions, cleanroom HVAC systems, commercial/industrial HVAC systems, and modular solutions. Additionally, BasX designs and manufactures cleanroom environmental control systems to support hospital surgical suites, pharmaceutical process facilities, semiconductor and electronics manufacturing, laboratory and isolation and modular cleanrooms for facility flexibility. BasX consists of operations at our Redmond, Oregon facility. 1

For more information on our business segments' financial position and results of operations, refer to Note 23, "Segments," of the notes to consolidated financial statements. Business and Marketing Strategy Our products serve the commercial, industrial, data center cooling solutions, and cleanroom new construction and replacement markets within the HVAC equipment industry. Our business strategy involves mass customization that uses flexible computer-aided manufacturing systems to produce standard, semi-custom, and custom equipment and combines the low unit costs of mass production processes with the flexibility of individual customization. Through a collaborative effort with our independent representative sales offices, we design and manufacture the precise semi- custom product offering that best serves the customer's needs. Our marketing strategy focuses on customers and markets that demand HVAC equipment with higher performance, greater energy efficiency, and best indoor air quality. We manufacture equipment with more capabilities than the standard offerings found in the HVAC equipment industry. We further focus on developing a company culture focused upon customer satisfaction, reducing product delivery channel time and cost, and continuing with the goal of product and manufacturing technology leadership and innovation. Our product mix, with a heavy investment in research and development, has an emphasis on energy efficiency, environment, and indoor air quality. Products - AAON Oklahoma and AAON Coil Products Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, and coils are suitable for all sizes of commercial and industrial buildings. The size of these markets is determined primarily by the number of commercial and industrial building completions and replacement demand from existing buildings. The replacement market consists of products installed to replace existing units/components that are worn or damaged and products to upgrade certain components, such as low leakage dampers, high efficiency heat exchangers and modern controls components. Currently, close to two-thirds of the industry’s market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts and the general economy, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2021 combined sales of $530.4 million at AAON Oklahoma and AAON Coil Products, we estimate that we have approximately a 10% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. During 2021, approximately 60% of our sales were generated from the renovation and replacement markets and 40% from new construction. The ratio of sales for new construction vs. replacement to particular customers is related to various factors. Generally, the cyclicality of the new construction market impacts this ratio the most over an economic cycle. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $14.8 million, $11.7 million, and $14.8 million of our net sales in 2021, 2020, and 2019, respectively. As a percentage of net sales, foreign sales accounted for approximately 3%, 2%, and 3% of our net sales in each of those years, respectively. We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as “unitary products”. Our other finished products are chillers, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units, geothermal/water-source heat pumps, and controls. We offer three groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 261 tons. 2

We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons. Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 12 1/2 tons, with options specifically for the replacement market and the new construction market. The replacement systems are designed to be installation friendly for most competitor water source heat pump models. We manufacture an LF Series air-cooled chiller covering a range of four to 55 tons. We offer two groups of condensing units: the CB Series, two to five tons and the CF Series, two to 70 tons. Our air handling units consist of the indoor F1, H3, and V3 Series and the modular M2 Series, as well as air handling unit configurations of the RQ, RN, RZ, and SA Series units. AAON is committed to designing and manufacturing innovative HVAC products of the highest quality, efficiency, and performance. As such, we are committed to meeting certification standards of the relevant standard setting bodies, including the Air-Conditioning, Heating, and Refrigeration Institute (“AHRI”); the American National Standards Institute ("ANSI"); American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"); and the International Organization for Standardization ("ISO"). Our energy recovery option applicable to our RQ, RN, RZ, and SB units, as well as our H3, V3, and M2 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Our air-cooled chillers (LF Series) are certified with the AHRI in accordance with AHRI Standard 550/590. Our RN, RQ, M2, and SB Series, including our water-source heat pump products (WH, and WV Series), are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256. Our unitary products (RQ, RN, and CB Series) are certified with AHRI and the US Department of Energy to ANSI/ AHRI 210/240 up to 5 tons capacity and ANSI/AHRI 340/360 up to 63 tons capacity. Performance characteristics of our products range in cooling capacity from one-half to 261 tons and in heating capacity from 7,200 to 4,500,000 British Thermal Units ("BTUs"). Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. Our water-source heat pump products recover otherwise wasted energy and employ it to cool, heat, and provide dehumidification to a building, making it one of the most efficient and environmentally friendly systems. AAON packaged rooftop units with two stage compressors are optimized with high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance up to 20.3 SEER and 22.5 IEER. AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building. AAON designs and produces controls solutions for all of our HVAC units including rooftop units, air handlers, chillers, and water-source heat pumps. We provide factory-developed and tested controls options for variable air volume systems associated with those units and other HVAC related equipment. We offer several controls options: the Orion Controller, Pioneer Gold, Pioneer Silver, terminal block for field installed controls, and factory installed customer provided controls. Most of our controls are Underwriters Laboratories category ZPVI2 compliant and BACnet Testing Laboratories certified which ensures our products meet internationally recognized standards for safety, traceability, conformance, and production quality. Our economizer function is California Title 24 certified to minimize energy consumption. AAON’s proven sequences of operation optimize the performance of our HVAC units. 3

Out of the box, our controls are user-friendly and configurable to provide a variety of HVAC unit application options, but we are also able to customize our controls to meet customers’ unique requirements. We have controls solutions that enhance AAON’s unique features and capabilities. Products - BasX The acquisition of BasX brings the Company exposure to attractive end-markets into which the Company has historically had minimal exposure. The products BasX manufactures are highly engineered and customized products, fully complementing our existing business. BasX data center cooling solutions are focused on providing highly configurable, purpose-built equipment with a focus on efficiency, speed of deployment, and quality. High-performance air-cooled chiller solutions are provided with indirect airside economization and optional adiabatic assisted cooling, and are designed to integrate with high performance computing systems requiring direct to chip cooling. White space process cooling solutions include fan coil walls, computer room air handling ("CRAH") units, overhead fan coils, in-row coolers, and chilled water air handlers. Packaged solutions include coupled economizing chillers with integrated air handling units, direct evaporative coolers, and packaged direct expansion ("DX") solutions with airside economizers. BasX cleanroom products are built to provide environmental control serving critical processes and high-fidelity control for precise industry requirements. Process cooling solutions include recirculation air handling units and make up air handling units including integration of piping systems and controls. Environmental control solutions include modular cleanroom environments, fan filter units, filtered ceiling grids with integral flush mount lighting, pressurized plenums with integral ceiling grids, and hospital surgical suites. BasX custom air handling products are primarily used in commercial, industrial, healthcare, and institutional facilities employing chilled water cooling, packaged direct expansion, heating hot water, indirect gas direct heat, humidification, dehumidification, filtration, and integrated controls. BasX manufactures plenum fans for integration into air handling units as well as for replacement applications. BasX offers integrated sound performance solutions. Air Quality Products The Coronavirus Disease 2019 ("COVID-19") pandemic has fueled a great deal of concern over best practices in the design and operation of building HVAC systems. In order to mitigate the spread of COVID-19, influenza, and other similar type respiratory diseases, we have done a great deal of research on what affects the transmission of these diseases and how AAON HVAC systems can be best designed. The American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"), a professional association with a goal of advancing HVAC systems designs and construction, established an Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation, and air disinfection. Humidity control - AAON continues to lead the market in developing energy efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE’s recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces. Air Filtration - AAON standardizes a design that uses a backward curved fan wheel, which can accommodate higher airflow required for the ASHRAE recommended MERV 13 filtration, the minimum filter level for virus mitigation, with very little reconfiguration. Prior to 2020, a vast majority of commercial buildings used filtration levels of MERV 4 to MERV 8, which has always been acceptable for filtering out typical particulates in the air stream. Outdoor Air Ventilation - AAON’s innovative use of energy recovery wheels and energy recovery plates combined with its superior humidity control design can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels. Air Disinfection - AAON has basic design characteristics that allow for an easy installation of ultraviolet lighting equipment. In addition to this equipment offered as options in new AAON units sold, AAON has basic design characteristics that allow for easy installation in AAON units already used in the field. 4

Overall, AAON is well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve indoor air quality. The features that ASHRAE recommends require premium designs and configurations that are standard in AAON units. As a result, we are able to incorporate air quality features into our units, at a minimal price premium and with no delivery delay. Representatives As of December 31, 2021, we employ a sales staff of 65 individuals and utilize approximately 64 independent manufacturer representatives’ organizations (“Representatives”) having 128 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 28 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, Longview, Texas, Parkville, Missouri, or Redmond, Oregon facilities to the job site. Historically, our products and sales strategy focused on niche markets. However, secular market trends related to the pandemic and indoor air quality, decarbonization and energy efficiency, and higher energy prices, have positioned the Company to focus on a wider spectrum of the nonresidential HVAC equipment industry. The targeted markets for our equipment are customers seeking products of higher performance and better quality than those offered, and/ or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma AAON operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our facilities. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers. Warranties Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only, including controls; 18 months for data center cooling solutions and cleanroom systems; five years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2021, 2020, and 2019. No other customer accounted for more than 10% of our sales during 2021, 2020, and 2019. Backlog Our backlog as of February 1, 2022 was approximately $347.6 million, compared to approximately $103.8 million as of February 1, 2021. The current backlog consists of orders considered by management to be firm and our goal is to fill orders within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers in which case, cancellation charges apply up to the full price of the equipment. Competition At AAON Oklahoma and AAON Coil Products, we compete primarily with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York International (Johnson Controls International plc), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). At BasX, we compete primarily with Vertiv (Vertiv Holdings Co.), STULZ (STULZ Air Technology Systems, Inc.), Munters, Silent Aire (Johnson Controls Internations plc), Nortek (Nortek Air Management), and Engineered Air. 5

All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition, and acceptability of sales outlets. Historically, our premium equipment was sold at a higher average price compared to most of the competition. In the replacement market and other owner-controlled purchases, we have been successful at taking market share due to the total value proposition and lower cost of ownership our products provide to building owners over the life span of the equipment. In the new construction market where the contractor is the purchasing decision maker, we were often at a competitive disadvantage because of the emphasis placed on initial cost. However, due to operational efficiency improvements we have made over the last several years, we have been able to manage pricing so that the cost of our semi-custom equipment is more comparable to the standard equipment market. As a result, the value proposition of our higher quality equipment is more attractive, making us more competitive in both the new construction and replacement markets. Resources Sources and Availability of Raw Materials The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. We have not been significantly impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of May - October, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $100.0 million and had a $40.0 million outstanding balance at December 31, 2021. Borrowings available under the revolving credit facility at December 31, 2021, were $58.2 million. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Research and Development Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. AAON self-sponsors our Research and Development (“R&D”) activities, rather than needing to be customer- sponsored. R&D activities have involved the RQ, RN, and RZ (rooftop units), F1, H3, SA, V3, and M2 (air handling units), LF (chillers), CB and CF (condensing units), SA and SB (self-contained units), and WH and WV (water- source heat pumps), as well as component evaluation and refinement, development of control systems and new product development. R&D expenses incurred were approximately $16.6 million, $17.4 million, and $14.8 million in 2021, 2020, and 2019, respectively. Our NAIC research and development laboratory facility that opened in 2019, includes many unique capabilities, which, to our knowledge, exist nowhere else in the world. A few features of the NAIC include supply, return, and 6 outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. Environmental application testing capabilities include -20 to 140°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound-testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable AAON to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment. The NAIC currently houses twelve testing chambers. These testing chambers allow AAON to meet and maintain AHRI and U.S. Department of Energy ("DOE") certification and solidify the Company’s industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning as that is the largest environmental chamber currently available for testing outside of our facility. The NAIC contains both a 100 ton and a 540 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units. The NAIC was designed to test units well beyond the standard AHRI rating points and allows us to offer testing services on AAON equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities will enable AAON to develop a new extended range of operation equipment and prove its capabilities. In 2021, we invested in our first Electronic Prototype Lab at our Parkville, Missouri, location. This lab allows the AAON Controls Engineering team to experiment with new technology and create its own prototypes. A pick-and- place machine gives us the ability to place the latest components quickly, accurately, and reliably. The Electronic Prototype Lab allows AAON to increase speed to market and incorporate cutting-edge technology into our controls offering. Patents, Trademarks, Licenses, and Concessions We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than those described below. We hold several patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own certain trademarks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights. Our patents have legal terms of 20 years with expiration dates ranging from 2022 to 2039. The Company’s trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S. Seasonality Sales of our products are moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. Environmental & Regulatory Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. Since our founding in 1987, AAON has maintained a commitment to design, develop, manufacture, and deliver heating and cooling products to perform beyond all expectations and to demonstrate AAON’s quality and value to our customers. AAON equipment is designed with energy efficiency in mind, without sacrificing premium features 7 and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. At AAON, we strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

In 2021, we published our third annual environmental, social, and governance ("ESG") report highlighting sustainability practices, achievements, and long-term targets related to greenhouse gas emissions, hazardous waste recycling, and non-fossil fuel consuming products. AAON also participates in a sustainability benchmarking initiative (Sustainable Tulsa Scor3card) through which we monitor and report in the material areas of energy, material management, water, community stewardship, transportation, communication, and health. AAON achieved Platinum level in this program in 2021. We have an active ESG committee and an internal sustainability committee that provides education opportunities, communications and recommendations to the company on a regular basis.

In the area of energy efficiency and conservation, AAON Oklahoma and AAON Coil Products have transitioned to over 95% LED lighting in our facilities leading to considerable cost savings and reduced energy consumption. BasX is installing LED lights into any new fixtures in their current leased facility and working towards retrofitting old fixtures to LED. The Company participates in an energy demand response program through the public utility provider to reduce demand during peak hours. Approximately one-quarter of AAON's energy portfolio is currently derived from renewable sources, and the Company's Scope 1 and 2 emissions (emissions that occur from sources that are controlled or owned by an organization and emissions associated with the purchase of electricity, steam, heat, or cooling) are being tracked as part of the Scor3card sustainability benchmarking initiative. Energy efficiency has been a priority not only in product development, but also in capital investments which include the acquisition of new, energy efficient equipment for the production floor, new high-speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities, along with other behavioral-based energy efficiency changes. We are tracking our energy usage intensity before and after these updates.

In the area of material management, we focus on recycling, reducing, reusing and sourcing more environmentally-friendly materials into our processes. AAON recycled over 13,793 tons and 11,741 tons of metal in 2021 and 2020, respectively. Through our partnership with a waste to energy facility, we successfully diverted over 460 tons and 556 tons of waste from landfills in 2021 and 2020, respectively. Our facilities also recycle paper, wood, and cardboard where available. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas.

Human Capital Resources

Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. The following table represents the number of our direct employees and contract personnel we employed on each respective date:

	As of February 22, 2022	As of February 23, 2021	As of February 21, 2020
AAON Oklahoma	1,979	1,778	1,889
AAON Coil Products	574	490	401
BasX[1]	328	—	—
Total employees	2,881	2,268	2,290

[1] BasX was acquired by the Company on December 10, 2021.

We believe our employees are key to achieving our business objectives. In the early stages of the COVID-19 pandemic, we put COVID-19 prevention protocols in place to minimize the spread of COVID-19 in our workplaces. These protocols, which remain in place, meet or exceed state and local mandates.

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Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include: • Employee medical plan (with 175% employer health saving plan match) • 401(k) Plan (with 175% employer match) • Profit sharing bonus plan • Tuition assistance program • Paid time off Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http:// www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. Item 1A. Risk Factors. The following risks and uncertainties may affect our performance and results of operations. The discussion below contains “forward-looking statements” as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Risks Related to the Covid-19 Pandemic Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19. Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The outbreak has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures, vaccination or testing mandates and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19. We are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security. Although we have continued to operate our facilities to date consistent with federal guidelines and state and local orders, the outbreak of COVID-19 and any preventive or protective actions taken by governmental authorities may have a material adverse effect on our operations, supply chain, customers, and transportation networks, including business shutdowns or disruptions. While we do continue to operate, during 2021 we experienced price increases in our raw materials, especially copper and steel, which appear to be a result of COVID-19, as well supply chain challenges related to certain manufacturing parts. The extent to which COVID-19 may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, depending upon the severity and duration of the outbreak and the effectiveness of actions taken globally to contain or mitigate its effects. Any resulting financial impact cannot be estimated reasonably at this time, but may materially adversely affect our business, results of operations, financial condition, and cash flows. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting economic recession or depression. Additionally, concerns over the economic 9 impact of COVID-19 have caused extreme volatility in financial and other capital markets which may adversely impact our stock price and our ability to access capital markets. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Report, such as those relating to our products and financial performance. Risks Related to Our Business Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. Our results of operations and financial condition could be negatively impacted by the loss of a major customer. From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. In 2021, 2020, and 2019, one customer, Texas AirSystems, accounted for more than 10% of our sales. The loss of, or significant reduction in sales to, a major customer could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above. Our results of operations and financial condition could be negatively impacted by the loss of a major third- party representative. We are dependent on our third-party representatives to market and sell our products. If such relationships were terminated for any reason, it could materially and adversely affect our ability to generate revenues and profits. Certain of our competitors with greater financial resources than us could target our third-party representatives for exclusive sales channels. We may not be able to secure additional third-party representatives who will effectively market our products in certain geographical areas. In addition, adding new representatives requires additional administrative efforts and costs. If we are unable to establish new representative relationships or continue current relationships, our business, financial condition, and results of operations could be materially and adversely affected. We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance. We depend on our senior leadership team and the loss of our chief executive officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business. Our success depends largely upon the continued services of our officers and senior leadership team. In particular, our chief executive officer, Gary D. Fields, is critical to our vision, strategic direction, culture, and overall business success. Furthermore, Mr. Fields' extensive industry knowledge and sales-channel experience would be difficult to replace. We also rely on our senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. From time to time, there may be changes in our senior leadership team resulting from the hiring or departure of senior leadership team members, which could disrupt our business. While we have have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business. 10

We do not maintain key-man insurance for Gary D. Fields or any other member of our senior leadership team. Other than the employment agreements negotiated with certain employees of BasX, we do not have employment agreements with our officers or senior leadership team members that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The employment agreements with the employees of BasX guarantee certain compensation, such as salary and benefits, and employment terms. We do not believe the terms or conditions of these agreements are outside the standard expectation of another employee at a similar level. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes, ice storms and fires, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities. With the acquisition of BasX in 2021, we now have operations in an area that is, historically, effected by wild fires. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events at AAON Oklahoma and AAON Coil Products with $100 million of total coverage with a per occurrence deductible of $2.5 million and BasX with $20 million of total cover with a per occurrence deductible of $5 thousand; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $225,000 and $750,000 for employee health insurance claims and workers’ compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. Risks Related to Our Brand and Product Offerings We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. 11

We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations. Risks Related to Material Sourcing and Supply We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. Risks Related to Electronic Data Processing and Digital Information Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost. Risks Related to Governmental Regulation and Policies Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. 12

We are subject to potentially extreme governmental regulations and policies. We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Several intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations. We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Changes in legislation or government regulations or policies could adversely effect on our results of operations. Our sales, gross margins and profitability could be directly impacted by changes in legislation or government regulations or policies. Specifically, changes in environmental and energy efficiency standards and regulations related to global climate change are being implemented to curtail the use of hydrofluorocarbons which are used in refrigerants that are essential to many of our products. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable efficiency and environmental standards may negatively impact our results. We expect to start transitioning to a new refrigerant with lower global warming potential for our HVAC systems in 2023 and must be fully compliant under current governmental regulations by 2025. We expect to incur costs associated with this transition related to the purchase of the new refrigerant as well as additional sensors and 13 detectors on our HVAC systems. In addition, we expect to incur cost to our facilities, specifically costs to store and use the new refrigerant in production; however, we do not expect these costs to be significant. Due to the increased flammability of the new refrigerant, the insurance industry may require higher premiums for companies once the conversion begins. Furthermore, due to the expected increased demand of the newer refrigerants as well as the older hydrofluorocarbon refrigerants (as they are phased out), we expect to see increased manufacturing costs related to purchases of refrigerants and could see higher costs for future warranty claims. Future legislation or regulations relating to environmental policies, product certification, product liability, taxes, amount and availability of tax incentives and other matters, may impact the results of each of our operating segments and our consolidated results. Item 1B. Unresolved Staff Comments. None. Item 2. Properties. As of December 31, 2021, we own all of our Tulsa, Oklahoma, and Longview, Texas, facilities, consisting of approximately two million square feet of space for office, manufacturing, research and development, warehouse, assembly operations, and parts sales. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our Parkville, Missouri and Redmond, Oregon facilities were leased as of December 31, 2021, and as further described below. Our manufacturing areas are heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. AAON Oklahoma Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 79-acre tract of land across the street from the original facility (2440 South Yukon Avenue), and a 40,000 sq. ft. building used as warehouse space, acquired in 2021, on located on a 6-acre tract (collectively, the “Tulsa facilities”). In addition to a retail parts store location at our Tulsa facilities, we also own a 13,500 sq. ft. stand alone building (7,500 sq. ft. warehouse and 6,000 sq. ft. office) which is utilized as an additional retail parts store to provide our customers more accessibly to our products. The stand alone parts store building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma. Our Tulsa location is also home to our engineering research and development laboratory, the Norman Asbjornson Innovation Center. The three-story 134,000 square foot stand alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of twelve test chambers, allowing AAON to meet and maintain industry certifications. This facility is located West of the 940,000 sq. ft. manufacturing/warehouse building at 2425 South Yukon Avenue. Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, containing 51,000 sq. ft. We believe that the leased facility is well maintained and in good condition and suitable for the conduct of our business. 14

AAON Coil Products Our plant and office facilities in Longview, Texas, consist of a 263,000 sq. ft. building (256,000 sq. ft. of manufacturing/warehouse space and 7,000 sq. ft. of office space) located on a 13-acre tract of land at 203-207 Gum Springs Road and a 222,000 sq. ft. building (210,000 sq. ft. of manufacturing/warehouse space and 12,000 sq. ft. of office space) located on an approximately 22-acre tract of land at 201 Ford Lane. The facilities at Gum Springs and Ford Lane are directly adjacent to each other. BasX Our operations in Redmond, Oregon, are conducted in a leased plant/office at 3500 SW 21st Place, containing approximately 194,000 sq. ft. (169,000 sq. ft. of manufacturing/warehouse space and 25,000 sq. ft. of office space). We believe that the leased facility is well maintained and in good condition and suitable for the conduct of our business. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. Item 4. Mine Safety Disclosure. Not applicable. PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information - Our common stock is quoted on the NASDAQ Global Select Market under the symbol “AAON”. As of the close of business on February 23, 2022, there were 955 holders of record of our common stock. Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 20, 2019 June 3, 2019 July 1, 2019 $0.16 November 6, 2019 November 27, 2019 December 18, 2019 $0.16 May 15, 2020 June 3, 2020 July 1, 2020 $0.19 November 10, 2020 November 27, 2020 December 18, 2020 $0.19 May 17, 2021 June 3, 2021 July 1, 2021 $0.19 November 9, 2021 November 26, 2021 December 17, 2021 $0.19 15

The following is a summary of our share-based compensation plans as of December 31, 2021: EQUITY COMPENSATION PLAN INFORMATION Plan category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (b) Weighted-average exercise price of outstanding options, warrants and rights (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) The 2007 Long-Term Incentive Plan 159,782 $ 20.19 — The 2016 Long-Term Incentive Plan 863,882 $ 39.01 3,973,680 Repurchases during the fourth quarter of 2021, which include repurchases from our open market, 401(k) and employee repurchase programs, were as follows: ISSUER PURCHASES OF EQUITY SECURITIES (a) Total Number of Shares (or Units (b) Average Price Paid (Per Share (c) Total Number of Shares (or Units) Purchased as part of Publicly Announced (d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Period Purchased) or Unit) Plans or Programs Plans or Programs October 2021 19,426 $ 68.98 19,426 — November 2021 15,372 76.44 15,372 — December 2021 43,385 78.37 43,385 — Total 78,183 $ 75.66 78,183 — Comparative Stock Performance Graph The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of publically traded U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2016 through December 31, 2021. Our peer group includes Lennox International, Inc., Trane Technologies plc (formerly Ingersoll-Rand plc), Johnson Controls International plc, Carrier Global Corporation (formerly United Technologies Corporation), and Vertiv (Vertiv Holding Co.). The graph assumes that $100 was invested at the close of trading December 31, 2016, with reinvestment of dividends. This table is not intended to forecast future performance of our Common Stock. 16

Comparison of Five Year Cumulative Total Return Assumes Initial Investment of $100 December 31, 2021 AAON Inc. NASDAQ Peer Group (Notes 1 - 3 see below) 2016 2017 2018 2019 2020 2021 100 150 200 250 300 350 400 1On March 2, 2020, Trane Technologies PLC (formerly known as Ingersoll-Rand plc) spun off its industrial assets, which made up over 50% of the company’s sales. Thus, historical stock performance prior to the divestiture is not fully representative of the current company’s assets. 2On April 3, 2020, Carrier Global Corporation was spun off from its parent company, United Technologies Corporation. We have included Carrier's cumulative total shareholder return from April 3, 2020 through December 31, 2021 assuming $100 was invested at the close of trading on April 3, 2020. 3With its initial public offering in 2018, the first trading date for Vertiv Holdings Co. was July 30, 2018. We have included Vertiv's shareholder return from July 30, 2018 through December 31, 2021 assuming $100 was invested at the close of trading on July 30, 2018. This stock performance graph is not deemed to be “soliciting material” or otherwise be considered to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing. 17

Item 6. Reserved. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Overview The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, Financial Statements and Supplementary Data. Description of the Company We engineer, manufacture, market, and sell premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data center cooling solutions, cleanroom systems, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water- source heat pump, coils, and controls. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, data centers, medical and pharmaceutical, and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada. Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent rise in architectural billings and nonresidential building construction starts signal a 2022 recovery in nonresidential building construction after experiencing a downturn in 2021. Furthermore, general economic growth combined with pent-up demand from customers that delayed replacing old equipment is driving accelerated replacement demand. However, both the new construction and replacement markets are cyclical. If the domestic economy were to slow or enter a recession, this could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. Sales in the replacement markets are driven by various factors, including general economic growth, the Company’s new product introductions, fluctuations in the average age of existing equipment in the market, government regulations and stimulus, changes in market demand between more customized higher performing HVAC equipment and lower priced standard equipment, as well as many other factors. When new construction is down, we emphasize the replacement market. The replacement market in 2021 improved compared to 2020, while the new construction market was a bit slower. We sell our products to property owners and contractors mainly through a network of independent manufacturers’ representatives. This go-to-market strategy is unique compared to most of our larger competitors in that most control their sales channel. We value the independent sales channel as we think it is a more effective way of attacking market share. Although we concede full control of the sales process with this strategy, the entrepreneurial aspect of the independent sales channel attracts the most talent and provides greater financial incentives for its salespeople. Furthermore, the independent sales channel sells different types of equipment from various manufacturers, allowing it to operate with more of a solutions-based mindset, as opposed to an internal sales department of a manufacturing company that is incentivized to only sell its equipment regardless if it is the best solution for the end customer. We also have a small internal sales force that supports the relationships between the Company and our sales channel partners. BasX sells highly customized products for unique applications for a more concentrated customer base and an internal sales force is more effective for such products. In total, our internal sales force makes up 65 individuals. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth, and the relative age of the population. The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, motors, and electrical controls. 18

The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2021, the prices for copper, galvanized steel, and stainless steel increased approximately 35.3%, 50.9%, and 45.4%, respectively, and aluminum decreased approximately 4.5%, from 2020. For the year ended December 31, 2020, the prices for copper, galvanized steel and stainless steel increased approximately 0.6%, 12.2%, 8.5%, and 12.8%, respectively, from 2019. We occasionally increase the price of our equipment to help offset any inflationary headwinds. In 2021, given the unusual amount of inflation in our materials, we implemented three price increases. We also attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. Consolidated Results of Operations Years Ended December 31, 2021 2020 2019 (in thousands) Net Sales $ 534,517 $ 514,551 $ 469,333 Cost of Sales 396,687 358,702 349,908 Gross Profit 137,830 155,849 119,425 Selling, general and administrative expenses 68,598 60,491 52,077 (Gain) loss on disposal of assets and insurance recoveries (21) (6,478) 337 Income from operations $ 69,253 $ 101,836 $ 67,011 The following are highlights of our results of operations, cash flows, and financial condition: • Our backlog is at a record level due primarily to strong end-market demand. • Organic bookings were up approximately 55% compared to 2020. • On December 10, 2021, we completed the acquisition of BasX bringing the Company exposure to attractive end-markets into which the Company has historically had minimal exposure. • Sales in 2021 grew year-over-year 3.9% to $534.5 million driven mainly by price increases. Beginning in the fourth quarter of 2021, we report our financial results based on three reportable segments: AAON Oklahoma, AAON Coil Products, and BasX, which are further described in Item 1, due to the acquisition of BasX and internal leadership reporting changes. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information. 19

Segment Operating Results for the Years Ended December 31, 2021 and 2020

	For the years ended December 31,					
	2021	Percent of Sales[2]	2020	Percent of Sales[2]	$ Change	% Change
			(in thousands)			
Net Sales[3]						
AAON Oklahoma	$ 463,845	86.8 %	$ 458,957	89.2 %	$ 4,888	1.1 %
AAON Coil Products	66,589	12.5 %	55,594	10.8 %	10,995	19.8 %
BasX[1]	4,083	0.8 %	—	—	4,083	—
Net sales	$ 534,517		$ 514,551		$ 19,966	3.9 %
Cost of Sales[3]						
AAON Oklahoma	$ 336,977	72.6 %	318,858	69.5 %	$ 18,119	5.7 %
AAON Coil Products	56,514	84.9 %	39,844	71.7 %	16,670	41.8 %
BasX[1]	3,196	78.3 %	—	—	3,196	—
Cost of sales	$ 396,687	74.2 %	$ 358,702	69.7 %	$ 37,985	10.6 %
Gross Profit[3]						
AAON Oklahoma	$ 126,868	27.4 %	$ 140,099	30.5 %	$ (13,231)	(9.4)%
AAON Coil Products	10,075	15.1 %	15,750	28.3 %	(5,675)	(36.0)%
BasX[1]	887	21.7 %	—	—	887	—
Gross profit	$ 137,830	25.8 %	$ 155,849	30.3 %	$ (18,019)	(11.6)%

[1] BasX was acquired on December 10, 2021. We have included the results of BasX's operations in our consolidated financial statements as of December 11, 2021.

[2] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.

[3] Presented after intercompany eliminations.

Total net sales increased $20.0 million or 3.9%, due primarily to price increases that totaled of approximately $26.3 million put into place over the last year that were realized during 2021. The acquisition of BasX in December 2021 added $4.1 million to net sales for the short period in December. AAON Coil Products saw a 16.5% increase in units sold, or approximately $9.7 million, due to the increase in capacity with the completion of the new manufacturing building at our Longview, Texas facility in early 2021. Those increases were offset by a total decrease in volumes of approximately $10.8 million due to challenges in COVID-19 related absenteeism, supply chain issues for certain parts, and challenges hiring additional production labor to achieve higher production rates. Additionally, our plants were shut down for several days in January 2021 for planned maintenance and in February 2021 for weather that resulted in lost volume of approximately $18.1 million. Part sales and other increased $9.6 million or 20.5%.

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As shown in the table below, we've experienced increases in the cost of our raw materials. We put multiple price increases in place during the year to counteract the increased cost of material; however, it took time for those price increases to work through our backlog and be realized. For this reason, we started to see erosion in our gross profit. In the second and third quarters, we encountered challenges in hiring additional production labor, resulting in unfavorable labor and overhead efficiencies, including the Company's ability to absorb certain fixed costs. In order to attract new employees, we increased starting wages for our production workforce by 7.0% in July 2021. In order to retain our existing employees, we also put a cost of living increase of 3.5% in place in October 2021 for all employees below the Director level. The second half of the year was also impacted by various part shortages. This caused us to rearrange production schedules, incur delays and inefficiencies in production, and incur more expensive freight costs. All these things combined with lower production volumes resulted in poor absorption of overhead which caused declines in our gross profit.

Raw Material Costs

Twelve month average raw material cost per pound as of December 31:

	2021	2020	% Change
Copper	$ 4.94	$ 3.65	35.3 %
Galvanized Steel	$ 0.83	$ 0.55	50.9 %
Stainless Steel	$ 2.05	$ 1.41	45.4 %
Aluminum	$ 1.93	$ 2.02	(4.5)%

Selling, General and Administrative Expenses

	Years Ended December 31, 2021	Years Ended December 31, 2020	Percent of Sales 2021	Percent of Sales 2020
	(in thousands)			
Warranty	$ 6,351	$ 6,621	1.2 %	1.3 %
Profit Sharing	8,526	11,593	1.6 %	2.3 %
Salaries & Benefits	23,458	20,159	4.4 %	3.9 %
Stock Compensation	5,543	5,341	1.0 %	1.0 %
Advertising	1,616	823	0.3 %	0.2 %
Depreciation	2,924	1,999	0.5 %	0.4 %
Insurance	3,010	1,066	0.6 %	0.2 %
Professional Fees	7,245	2,514	1.4 %	0.5 %
Donations	738	2,115	0.1 %	0.4 %
Other	9,187	8,260	1.7 %	1.6 %
Total SG&A	$ 68,598	$ 60,491	12.8 %	11.8 %

Our profit sharing expenses decreased due to decreased earnings in 2021. Salaries & benefits increased due to increases in salaries and bonuses. Professional fees increased mostly due to the transaction costs associated with the acquisition of BasX (Note 4) of $4.4 million. Donations decreased due to the contribution of approximately $1.3 million to Winifred, Montana Public Schools in recognition of Norman H. Asbjornson's transition from CEO to Executive Chairman during 2020.

Gain/Loss on Disposals of Assets and Insurance Proceeds

On April 22, 2020, our plant and office facilities in Tulsa, Oklahoma experienced hail related weather damage and we filed a property insurance claim which carried a $500,000 deductible. We did not experience any significant structural damage or any operational interruption as a result of this weather event. In November 2020, we reached a final settlement with our insurance carrier, resulting in a net cumulative gain of $6.4 million for year ended

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December 31, 2020. The received proceeds will be used in future periods to make improvements to the current roof at our plant and office facilities in Tulsa, Oklahoma to extend the overall useful life. Income Taxes Years Ended December 31, Effective Tax Rate 2021 2020 2021 2020 (in thousands) Income tax provision $ 10,424 $ 22,966 15.1% 22.5 % On May 21, 2021, the State of Oklahoma enacted House Bill 2960, effectively reducing the corporate income tax rate in Oklahoma from 6% to 4%. As a result of these changes, the Company adjusted its state deferred tax assets and liabilities in the second quarter of 2021 using the newly enacted rate for the periods when they are expected to be realized resulting in a benefit of $0.8 million. During the year ending December 31, 2021, the Company recorded an excess tax benefit of $5.4 million as compared to $3.2 million during 2020, an increase of 68.8%. The increase was primarily due to timing of stock option exercises as a result of our high stock price during the three months ended March 31, 2021 and three months ended December 31, 2021. 22

Segment Operating Results for the Years Ended December 31, 2020 and 2019

	For the years ended December 31,					
	2020	Percent of Sales[1]	2019	Percent of Sales[1]	$ Change	% Change
			(in thousands)			
Net Sales[2]						
AAON Oklahoma	$ 458,957	89.2 %	$ 418,669	89.2 %	$ 40,288	9.6 %
AAON Coil Products	55,594	10.8 %	50,664	10.8 %	4,930	9.7 %
Net sales	$ 514,551		$ 469,333		$ 45,218	9.6 %
Cost of Sales[2]						
AAON Oklahoma	$ 318,858	69.5 %	311,441	74.4 %	$ 7,417	2.4 %
AAON Coil Products	39,844	71.7 %	38,467	75.9 %	1,377	3.6 %
Cost of sales	$ 358,702	69.7 %	$ 349,908	74.6 %	$ 8,794	2.5 %
Gross Profit[2]						
AAON Oklahoma	$ 140,099	30.5 %	$ 107,228	25.6 %	$ 32,871	30.7 %
AAON Coil Products	15,750	28.3 %	12,197	24.1 %	3,553	29.1 %
Gross profit	$ 155,849	30.3 %	$ 119,425	25.4 %	$ 36,424	30.5 %

[1] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.

[2] Presented after intercompany eliminations.

Total net sales increased $45.2 million or 9.6%, mostly due to the increase of rooftop sales from AAON Oklahoma. AAON Oklahoma saw a increase in rooftop units volumes of 8.8%, or approximately $30.6 million, due in part to our increased sheet metal production from the additional Salvagnini machines that were placed into operation allowing increased production and from price increases put in place over the last year. Part sales and other decreased $3.4 million or 6.9%.

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum.

As shown below, our average raw material prices increased during the year. However, the Company had increased its inventory levels in 2019 and early 2020 at lower prices and was able to benefit from these lower priced raw materials as the inventory was consumed in 2020. The Company improved its labor and overhead efficiencies with our new sheet metal machines that were placed into service in the last quarter of 2019 and early 2020, eliminating any bottlenecks in our sheet metal production. The Company's headcount was also down compared to 2019, resulting in a higher production output per employee.

Raw Material Costs

Twelve month average raw material cost per pound as of December 31:

	2020	2019	% Change
Copper	$ 3.65	$ 3.63	0.6 %
Galvanized Steel	$ 0.55	$ 0.49	12.2 %
Stainless Steel	$ 1.41	$ 1.30	8.5 %
Aluminum	$ 2.02	$ 1.79	12.8 %

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Selling, General and Administrative Expenses

	Years Ended December 31,		Percent of Sales	
	2020	2019	2020	2019
	(in thousands)			
Warranty	$ 6,621	$ 8,047	1.3 %	1.7 %
Profit Sharing	11,593	7,448	2.3 %	1.6 %
Salaries & Benefits	20,159	13,394	3.9 %	2.9 %
Stock Compensation	5,341	6,690	1.0 %	1.4 %
Advertising	823	818	0.2 %	0.2 %
Depreciation	1,999	1,524	0.4 %	0.3 %
Insurance	1,066	805	0.2 %	0.2 %
Professional Fees	2,514	2,738	0.5 %	0.6 %
Donations	2,115	1,137	0.4 %	0.2 %
Other	8,260	9,476	1.6 %	2.0 %
Total SG&A	$ 60,491	$ 52,077	11.8 %	11.1 %

The Company experienced a decrease in warranty claims paid of 15.6% in 2020. Our profit sharing expenses increased due to higher earnings in 2020. Salaries and benefits increased due to additional bonuses and employee incentives. Stock compensation was lower in 2020 because the valuation of the Company-wide equity grant awarded in March 2020 was less than the grant awarded in March 2019. Donations increased due to the contribution of approximately $1.3 million to Winifred, Montana Public Schools in recognition of Norman H. Asbjornson's transition from CEO to Executive Chairman.

Gain/Loss on Disposals of Assets and Insurance Proceeds

On April 22, 2020, our plant and office facilities in Tulsa, Oklahoma experienced hail related weather damage and we filed a property insurance claim which carried a $500,000 deductible. We did not experience any significant structural damage or any operational interruption as a result of this weather event. In November 2020, we reached a final settlement with our insurance carrier, resulting in a net cumulative gain of $6.4 million for the year ended December 31, 2020. The received proceeds will be used in future periods to make improvements to the current roof at our plant and office facilities in Tulsa, Oklahoma to extend the overall useful life.

Income Taxes

	Years Ended December 31,		Effective Tax Rate	
	2020	2019	2020	2019
	(in thousands)			
Income tax provision	$ 22,966	$ 13,320	22.5 %	19.9 %

Upon completion of the Company's 2018 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of $0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1% tax credit in Oklahoma for years in which the Company's location was deemed to be within an enterprise zone. The additional Oklahoma Credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of $1.2 million.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time.

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Working Capital **-** Our unrestricted cash and cash equivalents decreased $76.2 million from December 31, 2020 to December 31, 2021 primarily due to the use of available cash on hand to fund the acquisition of BasX (Note 4). As of December 31, 2021, we had $3.5 million in cash and cash equivalents and restricted cash.

Revolving Line of Credit - Our revolving credit facility ("Revolver"), as amended and restated, provides for maximum borrowings of $100.0 million. As of December 31, 2021, we had a $40.0 million balance outstanding under the Revolver. We have one standby letter of credit totaling $1.8 million as of December 31, 2021 and 2020. Borrowings available under the Revolver at December 31, 2021, were $58.2 million. The Revolver expires on November 24, 2026.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2021, the weighted average interest rate of the Revolver was 1.3%. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the year ended December 31, 2021.

If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%.

At December 31, 2021, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2021, our leverage ratio was 0.42 to 1.0, which meets the requirement of not being above 3 to 1.

New Market Tax Credit Obligation - On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities, and a guarantee from the Company, including an unconditional guarantee of NMTCs.

Stock Repurchase - The Board has authorized three stock repurchase programs for the Company.

The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
May 16, 2018 [1]	$15 million	March 1, 2019
March 5, 2019 [1]	$20 million	March 4, 2020
March 13, 2020	$20 million	** [2]

[1] The 2018 and 2019 purchase authorizations were executed under 10b5-1 programs.

[2] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

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The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants.

Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2021			2020			2019		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	—	$ —	$ —	103,689	$ 4,987	$ 48.10	5,799	$ 200	$ 34.46
401(k)	297,772	20,876	70.11	438,921	25,073	57.12	419,963	19,386	46.16
Directors and employees	22,526	1,590	70.59	23,272	1,169	50.23	28,668	1,207	42.11
Total	320,298	$ 22,466	$ 70.14	565,882	$ 31,229	$ 55.19	454,430	$ 20,793	$ 45.76

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,205,255	$ 74,793	$ 17.79
401(k)	8,204,432	165,876	20.22
Directors and employees	2,027,727	22,341	11.02
Total	14,437,414	$ 263,010	$ 18.22

Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 20, 2019	June 3, 2019	July 1, 2019	$0.16
November 6, 2019	November 27, 2019	December 18, 2019	$0.16
May 15, 2020	June 3, 2020	July 1, 2020	$0.19
November 10, 2020	November 27, 2020	December 18, 2020	$0.19
May 17, 2021	June 3, 2021	July 1, 2021	$0.19
November 9, 2021	November 26, 2021	December 17, 2021	$0.19

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2022 and the foreseeable future.

Off-Balance Sheet Arrangements - We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

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Statement of Cash Flows The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2021 2020 2019 (in thousands) Operating Activities Net Income $ 58,758 $ 79,009 $ 53,711 Income statement adjustments, net 46,566 44,793 42,440 Changes in assets and liabilities: Accounts receivable (9,737) 19,859 (13,412) Income tax receivable (1,136) (3,815) 5,129 Inventories (45,955) (9,726) 2,557 Contract assets 1,886 — — Prepaid expenses and other 1,374 (2,364) (329) Accounts payable 10,899 (2,155) 280 Contract liabilities (229) — — Deferred revenue 447 1,010 425 Accrued liabilities and donations (1,690) 2,203 7,124 Net cash provided by operating activities 61,183 128,814 97,925 Investing Activities Capital expenditures (55,362) (67,802) (37,166) Insurance proceeds — 6,417 — Cash paid in business combination, net of cash acquired (103,430) — — Purchases of investments — — (6,000) Maturities of investments and proceeds from called investments — — 6,000 Other 73 112 120 Net cash used in investing activities (158,719) (61,273) (37,046) Financing Activities Borrowings under revolving credit facility 40,000 — — Proceeds from financing obligation, net of issuance costs — — 6,614 Payment related to financing costs — — (301) Stock options exercised 21,148 21,418 12,625 Repurchase of stock (20,876) (30,060) (19,586) Employee taxes paid by withholding shares (1,590) (1,169) (1,207) Cash dividends paid to stockholders (19,947) (19,815) (16,645) Net cash provided by (used in) financing activities $ 18,735 $ (29,626) $ (18,500) Cash Flows from Operating Activities The decrease in cash flows from receivables was due to the increase in sales in the fourth quarter of 2021 as compared to 2020, as a result of the planned Company shutdown during the last week of December 2020. The decrease in cash flows from inventory is a result of increased costs of materials and some larger purchases made in the year to help deter supply chain issues and long lead times. The increase in cash flows from accounts payable is primarily driven by the timing of payments. Cash Flows from Investing Activities Cash flows from investing activities increased in 2021 as compared to 2020 and 2019 primarily due to the cash paid for the acquisition of BasX (Note 4) in December 2021. This increase is offset by decreased capital expenditures in 2021 compared to 2020 and insurance proceeds received in November 2020. The capital expenditures for 2020 27 relate to the completion of our Longview facility expansion as well as the addition to and replacement of sheet metal manufacturing equipment. Our capital expenditure program for 2022 is estimated to be approximately $100.4 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. Cash Flows from Financing Activities Cash flows from financing activities is historically affected by the timing of stock options exercised by our employees and repurchases of the Company's stock. However, in 2021, the increase in cash from financing activities is primarily related to borrowings under our revolving credit facility to manage our working capital needs after our available cash on hand was used to fund the BasX acquisition. Our stock buyback program and dividends paid were $22.5 million and $19.9 million for the year ended December 31, 2021, respectively. We expect to continue the buyback program as well as paying semi-annual dividends at historical rates. The future costs of the buyback program could fluctuate based on market conditions including our published stock price and buyback transaction volume. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2021. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends, and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. We discuss these estimates with the Audit Committee of the Board of Directors periodically. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Assumptions used to estimate inventory reserves include future manufacturing requirements and industry trends. Evolving technology and changes in product mix or customer demand can significantly affect the outcome of this analysis. 28

Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only; 18 months for data center cooling solutions and cleanroom systems; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Share-Based Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options, restricted stock awards, performance stock units ("PSUs"), and key employee awards ("Key Employee Awards") based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of stock options, restricted stock awards, and PSUs. Compensation expense is recognized for the Key Employee Awards on a straight line basis over the service period when the performance condition is determined to be probable. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, forward-looking market conditions, risk- free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. Definite-Lived Intangible Assets Definite-lived intangible assets include various customer relationships and intellectual property acquired in business combinations. The fair value of customer relationships and intellectual property is estimated based on management’s judgments and assumptions or third party valuation models. These models requires the use of subjective inputs and assumptions such as expected useful lives, growth of existing customers, attrition of customers, future margins and expenses, discount rates, and future revenue growth. These inputs and assumptions can be inherently uncertain and can significantly affect the outcome of the estimates and analysis. We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. Our definite-lived intangible assets have estimated used lives of between 14 and 30 years. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. Goodwill and Indefinite-Lived Intangible Assets Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names. The fair value of trademarks and trade names is estimated based on management’s judgments and assumptions or third party valuations. These models requires the us of subjective inputs such as royalty rate, discount rate, and terminal value. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the report unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their 29 carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets. We performed a qualitative assessment as of December 31, 2021 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets. Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included macro-industry trends, market participant considerations, historical profitability, including free cash flows, and forecasted multi-year operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests. Contingent Consideration - As part of a business combination, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in goodwill and additional paid-in capital on the consolidated balance sheets. The fair value of the contingent consideration was determined using the Option Pricing Method through a Monte Carlo simulation, as this model is appropriate for contingent considerations for which the payoff structure is nonlinear. The use of this model requires the input of subjective inputs and assumptions such as: future earnings, the expected volatility of future earnings, risk-free rate, discount rate, and future stock performance. These inputs and assumptions can be inherently uncertain and can significantly affect the outcome of the estimates and analysis. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in acquisition accounting. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. We adopted this standard at the beginning of the fourth quarter of 2021. Upon adoption, this update did not have a material effect on our consolidated financial position or result of operations. 30

Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure. 31

Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248) 33 Consolidated Balance Sheets 35 Consolidated Statements of Income 36 Consolidated Statements of Stockholders’ Equity 37 Consolidated Statements of Cash Flows 38 Notes to Consolidated Financial Statements 39 32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2022 expressed an unqualified opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Inventory – manual inventory adjustments As described in Note 2 to the financial statements, the Company reports inventory using the first in, first out (“FIFO”) method, which involves manual adjustments recorded to the general ledger such as inventory variance, inventory allowance and labor and overhead adjustments, which had the potential to be larger or require more judgment during the year ended December 31, 2021, where the Company experienced changes in the prices of certain raw materials due to the COVID-19 pandemic. These manual adjustments have been identified as a critical audit matter. The principal considerations for our determination such manual inventory adjustments as a critical audit matter are these manual adjustments require substantial use of management estimates and requires the Company to have effective inventory valuation processes. Significant management judgments and estimates utilized to determine manual inventory adjustments are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates. 33

Our audit procedures related to the manual inventory adjustments included the following, among others. • We tested the design and operating effectiveness of controls over inventory valuation, including the standard cost updates in the accounting system and the completeness and accuracy of the inputs to the inventory variance calculation and any related adjustments. • We recalculated the Company’s standard costing of inventory which approximated FIFO by obtaining FIFO buildups and inspected underlying documents for a sample of raw materials. • We assessed the reasonableness of management’s inventory reserve by recalculating the reserve using management’s inputs, and evaluated those inputs for reasonableness. • We tested labor and overhead rate changes by recalculating the rates used and tested any adjustments recorded to the general ledger. BasX, LLC Acquisition As described in Note 4 to the financial statements, the Company acquired a controlling interest in BasX, LLC (“BasX”) in December 2021 and the assets acquired, the liabilities assumed and contingent consideration payable were estimated and recorded at fair value as of the transaction date, for which the Company utilized a valuation specialist. We identified the estimation of the fair value of the intangible assets acquired and contingent consideration payable in the acquisition of BasX as a critical audit matter. The principal considerations for our determination that the estimation of the fair value of the intangible assets acquired and contingent consideration payable in the acquisition of BasX as a critical audit matter are that there was a high degree of estimation uncertainty due to significant judgments with respect to the selection of the valuation methodologies applied, the assumptions used to estimate the future revenues and cash flows, including revenue growth rates and forecasted costs, discount rates, royalty rates, and obsolescence of intellectual property. This required an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the fair value of the intangible assets acquired and contingent consideration payable, including the need to involve valuation specialists. Our audit procedures responsive to the estimation of the fair value of the intangible assets acquired and contingent consideration payable for the acquisition of BasX included the following procedures, among others. • We tested the design and operating effectiveness of controls relating to management’s review of the assumptions used to develop the future revenues and cash flows, the reconciliation of future revenues and cash flows prepared by management to the data used in the third-party valuation report, and the aforementioned valuation inputs and methodologies applied. • Utilized a valuation specialist to evaluate: ◦ The methodologies used and whether they were acceptable for the underlying assets or operations by performing an independent calculation. ◦ The appropriateness of the royalty rates attributed to both intellectual property and trademarks and the obsolescence of intellectual property using our understanding of BasX’s business and historical financial results, intellectual property and trademarks and the Company’s future plans. ◦ The appropriateness of the discount rates by recalculating the weighted average costs of capital. ◦ The qualifications of the Company’s valuation specialist based on their credentials and experience. • Tested the revenue growth rates and forecasted costs of BasX by comparing such items to the historical operating results of the acquired entity and by assessing the likelihood or capability of the acquired entity to undertake activities or initiatives underpinning significant drivers of growth in the forecasted period. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2004. Tulsa, Oklahoma February 28, 2022 34

AAON, Inc. and Subsidiaries Consolidated Balance Sheets December 31, 2021 2020 Assets (in thousands, except share and per share data) Current assets: Cash and cash equivalents $ 2,859 $ 79,025 Restricted cash 628 3,263 Accounts receivable, net of allowance for credit losses of $549 and $506, respectively 70,780 47,387 Income tax receivable 5,723 4,587 Inventories, net 130,270 82,219 Contract assets 5,749 — Prepaid expenses and other 2,071 3,770 Total current assets 218,080 220,251 Property, plant and equipment: Land 5,016 4,072 Buildings 135,861 122,171 Machinery and equipment 318,259 281,266 Furniture and fixtures 23,072 18,956 Total property, plant and equipment 482,208 426,465 Less: Accumulated depreciation 224,146 203,125 Property, plant and equipment, net 258,062 223,340 Intangible assets, net 70,121 38 Goodwill 85,727 3,229 Right of use assets 16,974 1,571 Other long-term assets 1,216 579 Total assets $ 650,180 $ 449,008 Liabilities and Stockholders’ Equity Current liabilities: Accounts payable $ 29,020 $ 12,447 Accrued liabilities 50,206 46,586 Contract liabilities 7,542 — Total current liabilities 86,768 59,033 Revolving credit facility, long-term 40,000 — Deferred tax liabilities 31,993 28,324 Other long-term liabilities 18,843 4,423 New market tax credit obligation (a) 6,406 6,363 Commitments and contingencies (Note 19) Stockholders’ equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued — — Common stock, $.004 par value, 100,000,000 shares authorized, 52,527,985 and 52,224,767 issued and outstanding at December 31, 2021 and 2020, respectively 210 209 Additional paid-in capital 81,654 5,161 Retained earnings 384,306 345,495 Total stockholders’ equity 466,170 350,865 Total liabilities and stockholders’ equity $ 650,180 $ 449,008 (a) Held by variable interest entities (Note 18) The accompanying notes are an integral part of these consolidated financial statements. 35

AAON, Inc. and Subsidiaries Consolidated Statements of Income Years Ended December 31, 2021 2020 2019 (in thousands, except share and per share data) Net sales $ 534,517 $ 514,551 $ 469,333 Cost of sales 396,687 358,702 349,908 Gross profit 137,830 155,849 119,425 Selling, general and administrative expenses 68,598 60,491 52,077 (Gain) loss on disposal of assets and insurance recoveries (21) (6,478) 337 Income from operations 69,253 101,836 67,011 Interest (expense) income, net (132) 88 66 Other income (expense), net 61 51 (46) Income before taxes 69,182 101,975 67,031 Income tax provision 10,424 22,966 13,320 Net income $ 58,758 $ 79,009 $ 53,711 Earnings per share: Basic $ 1.12 $ 1.51 $ 1.03 Diluted $ 1.09 $ 1.49 $ 1.02 Cash dividends declared per common share: $ 0.38 $ 0.38 $ 0.32 Weighted average shares outstanding: Basic 52,404,199 52,168,679 52,079,865 Diluted 53,728,989 53,061,169 52,635,415 The accompanying notes are an integral part of these consolidated financial statements. 36

AAON, Inc. and Subsidiaries Consolidated Statements of Stockholders’ Equity Common Stock Paid-in Retained Shares Amount Capital Earnings Total (in thousands) Balance at December 31, 2018 51,991 $ 208 $ — $ 249,235 $ 249,443 Net income — — — 53,711 53,711 Stock options exercised and restricted 542 2 12,623 — 12,625 stock awards granted Share-based compensation — — 11,799 — 11,799 Stock repurchased and retired (454) (2) (20,791) — (20,793) Dividends — — — (16,645) (16,645) Balance at December 31, 2019 52,079 208 3,631 286,301 290,140 Net income — — — 79,009 79,009 Stock options exercised and restricted 712 3 21,415 — 21,418 stock awards granted Share-based compensation — — 11,342 — 11,342 Stock repurchased and retired (566) (2) (31,227) — (31,229) Dividends — — — (19,815) (19,815) Balance at December 31, 2020 52,225 209 5,161 345,495 350,865 Net income — — — 58,758 58,758 Stock options exercised and restricted 623 2 21,146 — 21,148 stock awards granted Share-based compensation — — 11,812 — 11,812 Stock repurchased and retired (320) (1) (22,465) — (22,466) Contingent consideration (Note 4) — — 66,000 — 66,000 Dividends — — — (19,947) (19,947) Balance at December 31, 2021 52,528 $ 210 $ 81,654 $ 384,306 $ 466,170 The accompanying notes are an integral part of these consolidated financial statements. 37

AAON, Inc. and Subsidiaries Consolidated Statements of Cash Flows Years Ended December 31, 2021 2020 2019 Operating Activities (in thousands) Net income $ 58,758 $ 79,009 $ 53,711 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 30,343 25,634 22,766 Amortization of debt issuance costs 43 43 7 Amortization of right of use assets 73 — — Provision for credit losses on accounts receivable, net of adjustments 43 153 91 Provision for excess and obsolete inventories 629 1,108 1,454 Share-based compensation 11,812 11,342 11,799 (Gain) loss on disposition of assets and insurance recoveries (21) (6,478) 337 Foreign currency transaction gain (1) (12) (27) Interest income on note receivable (24) (24) (25) Deferred income taxes 3,669 13,027 6,038 Changes in assets and liabilities: Accounts receivable (9,737) 19,859 (13,412) Income tax receivable (1,136) (3,815) 5,129 Inventories (45,955) (9,726) 2,557 Contract assets 1,886 — — Prepaid expenses and other 1,374 (2,364) (329) Accounts payable 10,899 (2,155) 280 Contract liabilities (229) — — Deferred revenue 447 1,010 425 Accrued liabilities and donations (1,690) 2,203 7,124 Net cash provided by operating activities 61,183 128,814 97,925 Investing Activities Capital expenditures (55,362) (67,802) (37,166) Cash paid in business combination, net of cash acquired (103,430) — — Proceeds from sale of property, plant and equipment 19 60 69 Insurance proceeds — 6,417 — Investment in certificates of deposits — — (6,000) Maturities of certificates of deposits — — 6,000 Principal payments from note receivable 54 52 51 Net cash used in investing activities (158,719) (61,273) (37,046) Financing Activities Borrowings under revolving credit facility 40,000 — — Proceeds from financing obligation, net of issuance costs — — 6,614 Payment related to financing costs — — (301) Stock options exercised 21,148 21,418 12,625 Repurchase of stock (20,876) (30,060) (19,586) Employee taxes paid by withholding shares (1,590) (1,169) (1,207) Dividends paid to stockholders (19,947) (19,815) (16,645) Net cash provided by (used in) financing activities 18,735 (29,626) (18,500) Net (decrease) increase in cash, cash equivalents and restricted cash (78,801) 37,915 42,379 Cash, cash equivalents and restricted cash, beginning of year 82,288 44,373 1,994 Cash, cash equivalents and restricted cash, end of year $ 3,487 $ 82,288 $ 44,373 The accompanying notes are an integral part of these consolidated financial statements. 38

AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2021 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, AAON Coil Products, Inc., a Texas corporation, and BasX, Inc. (dba BasX Solutions), an Oregon corporation (collectively, the “Company”). The consolidated financial statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data centers cooling solutions, cleanroom systems, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. Recent Developments On December 10, 2021, we closed on the acquisition of all of the issued and outstanding equity ownership of BasX, LLC, doing business as BasX Solutions ("BasX") (Note 4). We have included the results of BasX’s operations in our consolidated financial statements beginning December 11, 2021. On December 29, 2021, BasX, LLC converted to a C-Corporation, BasX, Inc., and is subject to income tax. 2. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. Our financial statements consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of two variable interest entities ("VIEs") (Note 18) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs. Impact of COVID-19 Pandemic In March 2020, the World Health Organization characterized the coronavirus ("COVID-19") a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The rapid spread of the pandemic and the continuously evolving responses to combat it have had an increasingly negative impact on the global economy. Our manufacturing operations are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security, as such, the decrees issued by national, state, and local governments in response to the COVID-19 pandemic have had minimal impact on our operations except for higher than normal employee absenteeism in our manufacturing facilities. Notable absenteeism occurred the latter part of June 2020 at our Tulsa, OK facilities which resulted in reduced shipments and longer lead times in the second quarter 2020. Additionally, our Longview, TX facility suffered from COVID-19 related absenteeism during the quarter ending September 30, 2021, which reduced the production of coils that were needed to complete units at both our Longview, TX and Tulsa, OK facilities. We had continuous operations during the years ended December 31, 2021 and December 31, 2020, except for events unrelated to COVID-19 described below. Additional precautions have been taken to social distance workers that 39 work in close environments and we have facilitated voluntary on-site COVID-19 vaccine clinics. The Company utilizes sanitation stations and performs additional cleaning and sanitation throughout the day. We witnessed increases in some of our raw material prices, especially in copper and steel, which appear to be an effect of COVID-19, and we continue to make strategic purchases of materials when we see opportunities. We have managed the increase in the cost of raw materials through price increases for our products which began to be realized in late 2021. Although we have experienced some supply chain challenges related to specific manufacturing parts, due to our strong vendor relationships as well as our favorable liquidity position, we have experienced minimal disruption to our supply chain due to COVID-19. Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. In July 2021, we increased starting wages for our production workforce by 7.0%. We also have put a cost of living increase of 3.5% in place in October 2021 for all employees below the Director level. We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies. The magnitude of the impact of COVID-19 remains unpredictable and we, therefore, continue to anticipate potential supply chain disruptions, increased employee absenteeism and additional health and safety costs related to the COVID-19 pandemic that could unfavorably impact our business. However, COVID-19 has had no significant impact on our planned cash outflows for raw materials, dividend payments, or capital expenditures. Although these disruptions and costs are expected to be temporary, there is significant uncertainty around the duration and overall impact to our business operations. We are continually monitoring the progression of the pandemic, including new COVID-19 variants, and its potential effect on our financial position, results of operations and cash flows. Planned Plant Maintenance During the fourth quarter of 2020, we made the strategic decision to shut down our Tulsa, OK and Longview, TX manufacturing facilities to perform planned and necessary maintenance during the last week of December 2020 as well several days in early January 2021. Although we lost several production days due to this shut down, we do not believe that the impact of the shut down had a material adverse effect on the results of our operations, financial position and cash flows as of and for the year ending December 31, 2021. Impact of February 2021 Weather In February 2021, record-breaking winter storms affected Oklahoma and Texas, causing sustained below freezing temperatures, hazardous driving conditions, rolling blackouts, water main breaks, and a host of other weather related issues. In addition to significant absenteeism as a result of employees being unable to travel to and from work due to inadequate transportation and/or hazardous road conditions, the Company made the decision to shut down the Tulsa, OK and Longview, TX plants for several days. This decision was based on the expected employee absenteeism as well as the expected rolling blackouts caused by the increased demand on the electrical and natural gas power grids. Although we lost several production days in mid-February 2021, we do not believe that the impact of this weather event had a material adverse effect on the results of our operations, financial position and cash flows as of and for the year ending December 31, 2021. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company’s cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. 40

Certificates of Deposit We held no certificates of deposit at December 31, 2021 and 2020. Restricted Cash Restricted cash held at December 31, 2021 consist of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit program (Note 18) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations. The Company’s restricted cash is held in a financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Accounts and Note Receivable We adopted ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), as amended, as of January 1, 2020. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected, which would include accounts receivable. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. The adoption of this ASU did not have a material effect on our financial statements. Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral; however, our billings and customer payment terms can vary based on product type as a way to manage collections risk. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for credit losses only after all collection attempts have been exhausted. Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 3%, 2%, and 3% of revenues for the years ended December 31, 2021, 2020, and 2019, respectively. One customer, Texas AirSystems LLC, accounted for more than 10% of our sales during 2021, 2020, and 2019. No other customer accounted for more than 10% of our sales during 2021, 2020, and 2019. No customers accounted for more than 10% of our accounts receivable balance at December 31, 2021. Two customers, Texas AirSystems LLC and Johnson Barrow Inc., accounted for more than 10% of our accounts receivable balance at December 31, 2020. Inventories Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) or average cost method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. 41

Property, Plant and Equipment Property, plant, and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation; except for property, plant, and equipment acquired in a business combination which is recorded at fair value. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3 - 40 years Machinery and equipment 3 - 20 years Furniture and fixtures 3 - 15 years On April 22, 2020, our plant and office facilities in Tulsa, Oklahoma experienced hail related weather damage and we filed a property insurance claim which carried a $500,000 deductible. We did not experience any significant structural damage or any operational interruption as a result of this weather event. In November 2020, we reached a final settlement with our insurance carrier, resulting in a net cumulative gain of $6.4 million, which is included in the consolidated statements of income. The received proceeds will be used in future periods to make improvements to the current roof at our plant and office facilities in Tulsa, Oklahoma to extend the overall useful life. Business Combinations The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition-date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition-date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred. Fair Value Financial Instruments and Measurements The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company’s revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. We adopted ASU No. 2018-13, Fair Value Measurements (Topic 820), as amended, as of January 1, 2020. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurements and significant observable inputs used to develop Level 3 fair value measurements. There was not a material impact to financial statements upon adoption. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels: • Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date. • Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means. • Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of 42 property, plant and equipment, intangible assets, contingent consideration, and goodwill acquired in a business combination. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability. Definite-Lived Intangible Assets Our definite-lived intangible assets include various trademarks, service marks, and technical knowledge acquired in business combinations (Note 4). We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. Amortization is computed using the straight-line method over the following estimated useful lives: Intellectual property 30 years Customer relationships 14 years Goodwill and Indefinite-Lived Intangible Assets Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. At December 31, 2021, approximately $19.7 million of goodwill Indefinite-lived intangible assets consist of trademarks and trade names and are also subject to at least annual impairment testing. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the report unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets. We performed a qualitative assessment as of December 31, 2021 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets. Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests. Contingent Consideration As part of a business combination, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in additional paid-in capital on the consolidated balance sheets. 43

Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2021, 2020, and 2019 research and development costs amounted to approximately $16.6 million, $17.4 million, and $14.8 million, respectively. Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2021, 2020, and 2019 was approximately $1.6 million, $0.8 million, and $0.8 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2021, 2020, and 2019 shipping and handling fees amounted to approximately $14.4 million, $14.3 million, and $14.4 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized. Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options, restricted stock, and performance stock units ("PSUs"). In conjunction with the acquisition of BasX (Note 4), we awarded performance awards to key employees ("Key Employee Awards") of BasX. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, expected market performance, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. The Key Employee Awards do not accrue dividends. 44

Share-based compensation expense is recognized on a straight-line basis over the service period of the related share- based compensation award. Historically, stock options and restricted stock awards, granted to employees, vest at a rate of 20% per year. Restricted stock awards granted to directors historically vest one-third each year or, if granted on or after May 2019, vest over the shorter of directors' remaining elected term or one-third each year. As of March 2021, all new grants of stock options and restricted stock awards, granted to employees, vest at a rate of 33.3% per year. Forfeitures are accounted for as they occur. Historically, if the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date, if retirement eligible on grant date, or 2) the period between grant date and retirement eligible date. All share-based compensation awards granted on or after March 1, 2020 to retirement eligible employees or directors contain a one-year employment requirement (minimum service period) or the entire award is forfeited. Forfeitures are accounted for as they occur. The PSUs cliff vest on December 31, 2023. Share-based compensation expense is recognized on a straight-line basis over the service period of PSUs. The PSUs are subject to several service and market conditions, as defined by the PSU agreement, which allows the holder to retain a pro-rata amount of awards as a result of certain termination conditions, retirement, change in common control, or death. Forfeitures are accounted for as they occur. The Key Employee Awards cliff vest on December 31, 2023. Share-based compensation expense is recognized on a straight-line basis over the service period of the Key Employee Awards when it is probable that the performance conditions will be satisfied. The Key Employee Awards are subject to several service and performance conditions, as defined by the Key Employee Award agreement, which allows the holder to retain an amount of the awards as a result of certain termination conditions or change in common control. Forfeitures are accounted for as they occur. Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. Revenue Recognition Due to the highly customized nature of many of the Company’s products and each product not having an alternative use to the Company without significant costs to the Company, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company has formal cancellation policies and generally does not accept returns on these units. As a result, many of the Company’s products do not have an alternative use and therefore, for these products we recognize revenue over the time it takes to produce the unit. The Company measures a contract’s progress on the basis of the ratio that costs incurred bear to estimated total costs using the input method because, in the Company’s view, such method best depicts the progress toward completion. Contract costs include direct materials, direct labor, installation, freight and delivery, commissions and royalties. Other costs not related to contract performance, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income, and are estimated and recognized by the Company throughout the life of the contract. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of billings is shown as a contract asset within our consolidated balance sheets, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a contract liability within out consolidated balance sheets. For all other products that are part sales or standardized units, the Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. As the primary performance obligation in such a contract is delivery of the requested manufactured equipment, we satisfy the performance obligation when the 45 control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being May- October of each year. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Representatives and Third Party Products We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning (“HVAC”) units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These other related products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheets. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $43.9 million, $50.0 million, and $46.1 million for each of the years ended December 31, 2021, 2020, and 2019, respectively. Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Product Warranties A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management’s estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ 46 from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to: revenue recognition, business combinations, the allowance for credit losses, inventory reserves, warranty accrual, workers compensation accrual, medical insurance accrual, share- based compensation, and income taxes. Actual results could differ materially from those estimates. 3. Revenue Recognition The following tables show disaggregated net sales by reportable segment (see Note 23) by major source, net of intercompany sales eliminations. As the BasX segment was not applicable during the years ended December 31, 2020 and 2019, this segment has been excluded from the tables. 47

	Year Ended December 31, 2021			
	AAON Oklahoma	AAON Coil Products	BasX[1]	Total
	(in thousands)			
Rooftop Units	$ 398,461	$ —	$ —	$ 398,461
Condensing Units	762	25,989	—	26,751
Air Handlers	—	26,589	95	26,684
Outdoor Mechanical Rooms	820	464	—	1,284
Cleanroom Systems	—	—	2,288	2,288
Data Center Cooling Solutions	—	—	1,688	1,688
Water-Source Heat Pumps	10,831	10,343	—	21,174
Part Sales	41,127	1	—	41,128
Other	11,844	3,203	12	15,059
	$ 463,845	$ 66,589	$ 4,083	$ 534,517

	Year Ended December 31, 2020			
	AAON Oklahoma	AAON Coil Products	BasX[1]	Total
	(in thousands)			
Rooftop Units	$ 400,946	$ —	—	$ 400,946
Condensing Units	900	20,249	—	21,149
Air Handlers	—	23,931	—	23,931
Outdoor Mechanical Rooms	2,355	487	—	2,842
Water-Source Heat Pumps	10,663	8,390	—	19,053
Part Sales	32,561	—	—	32,561
Other	11,532	2,537	—	14,069
	$ 458,957	$ 55,594	—	$ 514,551

	Year Ended December 31, 2019			
	AAON Oklahoma	AAON Coil Products	BasX[1]	Total
	(in thousands)			
Rooftop Units	$ 349,427	$ —	—	$ 349,427
Condensing Units	865	17,610	—	18,475
Air Handlers	—	24,265	—	24,265
Outdoor Mechanical Rooms	1,134	509	—	1,643
Water-Source Heat Pumps	21,076	4,371	—	25,447
Part Sales	33,331	—	—	33,331
Other	12,836	3,909	—	16,745
	$ 418,669	$ 50,664	—	$ 469,333

[1] BasX was acquired by the Company on December 10, 2021, as such, the only applicable period presented for BasX is December 11, 2021 through December 31, 2021.

Other sales include freight, extended warranties and miscellaneous revenue.

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4. Business Combination On November 18, 2021, the Company entered into a membership interest purchase agreement (the “MIPA Agreement”) to acquire of all of the issued and outstanding equity ownership of BasX, LLC, an Oregon limited liability company, doing business as BasX Solutions. We closed this transaction on December 10, 2021 for a purchase price of (i) $100.0 million payable in cash (not including working capital adjustments), and (ii) up to $80.0 million in the aggregate of contingent consideration payable in shares of the Company's stock, par value $0.004 per share (the "Shares"). The $80.0 million of contingent consideration payable consists of $78.0 million payable to the former owners of BasX and $2.0 million payable to key employees of BasX whom are now employed by the Company. The potential future issuance of the Shares is contingent upon BasX meeting certain post-closing earn-out milestones during each of 2021, 2022, and 2023 under the terms of the MIPA Agreement. The Company funded the BasX acquisition cash portion of the purchase price and related transaction costs with cash on hand. Additionally, as a condition to closing, the Company entered into a real estate purchase agreement with BasX Properties, LLC, an affiliate of BasX, to acquire the principal real property and improvements utilized by BasX for an additional $22.0 million, subject to customary closing conditions and adjustments. The Company expects this real estate transaction to close by the end of the first quarter of 2022. BasX specializes in the design, engineering and manufacturing of custom, energy efficient cooling solutions for the rapidly growing hyperscale data center market. BasX also designs and manufactures custom solutions for cleanroom environments for the bio-pharmaceutical, semiconductor, medical and agriculture markets, as well as custom, energy efficient air handlers and modular solutions for a vast array of markets. The acquisition of BasX brings the Company exposure to attractive end-markets into which the Company has historically had minimal exposure. The products BasX manufactures are highly engineered, customized products, fully complimenting AAON's existing business. We incurred $4.4 million in transaction fees related to the acquisition of BasX which are included in selling, general, and administrative expenses on our consolidated statement of income. We have included the results of BasX’s operations in our consolidated financial statements beginning December 11, 2021. We applied pushdown accounting, allowable under ASC 805 "Business Combinations," to "pushdown" our stepped- up basis in the assets acquired and liabilities assumed to BasX's subsidiary financial statements. The decision to apply pushdown accounting is irrevocable. Goodwill was calculated and recognized consistent with acquisition accounting, resulting in the pushdown of $82.5 million in goodwill as of December 31, 2021. 49

The following table presents the allocation of the consideration paid to the assets acquired and liabilities assumed, based on their fair values as of December 10, 2021, in the acquisition of BasX described above, which was still preliminary at December 31, 2021. The provisional amounts are subject to change as the Company continues to evaluate the information required to complete the valuation through the measurement period. We expect to complete our valuation in the first quarter of 2022. (in thousands) Accounts receivable $ 13,699 Inventories 2,725 Contract assets 7,635 Prepaid expenses and other 341 Property, plant and equipment 13,169 Right of use assets 15,611 Intangible assets 70,329 Goodwill 82,498 Accounts payable (9,388) Accrued liabilities (3,807) Contract liabilities (7,771) Lease liabilities (15,611) Contingent Consideration - shares of AAON (66,000) Consideration paid $ 103,430 The Company recognized the following definite and indefinite-lived intangible assets as part of the acquisition of BasX: (in thousands) Definite-lived intangible assets Intellectual property $ 6,479 Customer relationships 48,684 55,163 Indefinite-lived intangible assets Trademarks 15,166 Total intangible assets acquired $ 70,329 Goodwill is the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill represents a premium paid to acquire the skilled workforce and expanded market opportunities. Goodwill of $16.5 million is tax deductible upon close of the acquisition. Future additional amounts of goodwill related to the contingent consideration may become tax deductible in the future if the earn out provisions of the MIPA are achieved. 50

Pro Forma Results of Operations (unaudited) The operations of BasX have been included in our statements of income since the closing date on December 10, 2021. The following unaudited pro forma consolidated results of operations for the years ended December 31, 2021 and 2020 are presented as if the combination had been made on January 1, 2020. (unaudited) Years ended December 31, 2021 2020 (in thousands, except per share data) Revenues $ 611,158 $ 562,563 Net income 63,491 80,507 Earnings per share: Basic $ 1.21 $ 1.54 Dilutive $ 1.18 $ 1.52 These unaudited pro forma results include adjustments necessary in connection with the acquisition. The unaudited consolidated pro forma financial information was prepared in accordance with GAAP and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the date indicated, nor is it indicative of the future operating results of the Company. The unaudited pro forma results do not reflect events that either have occurred or may occur after the acquisition date, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. These results also do not give effect to certain charges that the Company expects to incur in connection with the acquisition, including, but not limited to, additional professional fees and employee integration. 51

5. Leases We adopted ASU No. 2016-02, Leases (Topic 842), as amended, as of January 1, 2019, using the transition method, which became effective upon the date of adoption. The transition method allows entities to initially apply the new leases standard at the adoption date (January 1, 2019) and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. We have also elected the short-term lease measurement and recognition exemption which does not require balance sheet presentation for short-term leases. All of our leases are classified as operating leases. As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our incremental borrowing rate represents the interest rate which we would pay to borrow, on a collateralized basis, an amount equal to the lease payments over a similar term in a similar economic environment. We have entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on our consolidated balance sheets as of December 31, 2021 or 2020, and the rent expense for these short-term leases is not significant. The Company’s leases generally require us to pay for insurance, taxes, utilities, and other operating costs. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred. Through the acquisition of BasX (Note 4), we acquired various leases for plant/office space and equipment. We also lease the plant/office space used by our operations in Parkville, MO. Expense related to these leases is recognized on straight-line basis over the lease term. Certain of our leases contain escalating lease payments based on predefined increases. Most leases contain options to renew or terminate. Right-of-use assets and lease liabilities reflect only the options which the Company is reasonably certain to exercise. At December 31, 2021, we had operating lease right-of-use assets of $17.0 million and current and noncurrent operating lease obligations of $1.6 million and $15.5 million within accrued liabilities and other long-term liabilities, respectively, on our consolidated balance sheets. At December 31, 2020, we had operating lease right-of-use assets of $1.6 million and current and noncurrent operating lease obligations of $0.2 million and $1.4 million within accrued liabilities and other long-term liabilities, respectively, on our consolidated balance sheets. 52

6. Accounts Receivable Accounts receivable and the related allowance for credit losses are as follows: December 31, 2021 2020 (in thousands) Accounts receivable $ 71,329 $ 47,893 Less: Allowance for credit losses (549) (506) Total, net $ 70,780 $ 47,387 Years Ended December 31, 2021 2020 2019 Allowance for credit losses: (in thousands) Balance, beginning of period $ 506 $ 353 $ 264 Provisions (recoveries) for expected credit losses, net of adjustments 43 153 91 Accounts receivable written off, net of recoveries — — (2) Balance, end of period $ 549 $ 506 $ 353 7. Inventories The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2021 2020 (in thousands) Raw materials $ 124,480 $ 76,238 Work in process 3,049 2,088 Finished goods 4,528 7,154 132,057 85,480 Less: Allowance for excess and obsolete inventories (1,787) (3,261) Total, net $ 130,270 $ 82,219 Years Ended December 31, 2021 2020 2019 Allowance for excess and obsolete inventories: (in thousands) Balance, beginning of period $ 3,261 $ 2,644 $ 1,210 Provisions for excess and obsolete inventories 629 1,108 1,454 Inventories written off (2,103) (491) (20) Balance, end of period $ 1,787 $ 3,261 $ 2,644 53

8. Intangible Assets Our intangible assets consist of the following: December 31, 2021 2020 Definite-lived intangible assets (in thousands) Intellectual property $ 6,479 $ 700 Customer relationships 48,684 — Less: Accumulated amortization (208) (662) Total, net 54,955 38 Indefinite-lived intangible assets Trademarks 15,166 — Total intangible assets, net $ 70,121 $ 38 Amortization expense recorded in cost of sales is as follows: Years Ended December 31, 2021 2020 2019 (in thousands) Amortization expense $ 246 $ 234 $ 234 Excluding the impact of any future acquisitions, the Company anticipates amortization expense to be $3.7 million for each of the years ended 2022 through 2026. 9. Note Receivable In connection with the closure of our Canadian facility on May 18, 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The C$1.1 million, 15 year note has an interest rate of 4.0% and is payable to us monthly, and has a C$0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. The current and long-term portions of this note receivable are included in other prepaid expenses and other and other long-term assets, respectively, on our balance sheet. We evaluate the note for impairment on a quarterly basis. We determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2021 and 2020, there was no impairment. 10. Supplemental Cash Flow Information Years Ended December 31, 2021 2020 2019 Supplemental disclosures: (in thousands) Interest paid $ — $ — $ — Income taxes paid, net 7,891 13,754 2,172 Non-cash investing and financing activities: Non-cash capital expenditures (3,714) 2,843 863 54

11. Warranties The Company has warranties with various terms from 18 months for parts, data center cooling solutions, and cleanroom systems to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues. Changes in the warranty accrual are as follows: Years Ended December 31, 2021 2020 2019 Warranty accrual: (in thousands) Balance, beginning of period $ 13,522 $ 12,652 $ 11,421 Payments made (6,734) (5,751) (6,816) Provisions 6,351 6,621 8,047 Assumed in business combination (Note 4) 630 — — Balance, end of period $ 13,769 $ 13,522 $ 12,652 Warranty expense: $ 6,351 $ 6,621 $ 8,047 12. Accrued Liabilities and Other Long-Term Liabilities At December 31, accrued liabilities were comprised of the following: December 31, 2021 2020 (in thousands) Warranty $ 13,769 $ 13,522 Due to representatives 7,995 8,296 Payroll 8,423 8,155 Profit sharing 1,489 2,902 Workers' compensation 308 594 Medical self-insurance 1,943 1,546 Customer prepayments 5,931 5,067 Donations, short-term 438 570 Employee vacation time 4,362 3,321 Operating lease liability, short-term 1,580 202 Other 3,968 2,411 Total $ 50,206 $ 46,586 At December 31, other long-term liabilities were comprised of the following: December 31, 2021 2020 (in thousands) Long-term operating lease obligation $ 15,467 $ 1,369 Long-term donations 334 496 Extended warranties 3,042 2,558 Total $ 18,843 $ 4,423 55

13. Revolving Credit Facility On November 24, 2021, we amended our revolving credit facility (“Revolver”), to provide for maximum borrowings of $100.0 million, with an option to increase to maximum borrowing of $200.0 million. As of December 31, 2021, we had a $40.0 million balance outstanding under the Revolver. We have one standby letter of credit totaling $1.8 million as of December 31, 2021 and 2020. Borrowings available under the Revolver at December 31, 2021, were $58.2 million. The Revolver expires on November 24, 2026. Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2021, the weighted average interest rate of our the Revolver was 1.3%. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the year ended December 31, 2021. If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%. At December 31, 2021, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2021, our leverage ratio was 0.42 to 1.0, which meets the requirement of not being above 3 to 1. The previous revolving credit facility allowed for maximum borrowings of $30.0 million with an interest rate of LIBOR plus 2.0%. There were no fees associated with the unused portion of committed amounts under the previous revolving credit facility. As of December 31, 2020, we had no balance outstanding under our previous revolving credit facility. At December 31, 2020, the weighted average interest rate of our revolving credit facility was 2.6%. On January 18, 2022, we updated our standby letter of credit to $820,000. As of February 28, 2022, we had $55,000,000 of outstanding borrowings under our Revolver. 56

14. Income Taxes The provision for income taxes consists of the following: Years Ended December 31, 2021 2020 2019 (in thousands) Current $ 6,755 $ 9,939 $ 7,282 Deferred 3,669 13,027 6,038 Total $ 10,424 $ 22,966 $ 13,320 The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: Years Ended December 31, 2021 2020 2019 Federal statutory rate 21.0% 21.0% 21.0 % State income taxes, net of federal benefit 1.8% 5.3% 5.2 % Change in valuation allowance 1.0% — % — % Excess tax benefits related to share-based compensation (7.8) % (3.2) % (2.6) % Return to provision — % 0.1% (1.4) % Oklahoma amended tax returns — % — % (1.3) % Other (0.9) % (0.7) % (0.9) % 15.1% 22.5% 20.0 % On May 21, 2021, the State of Oklahoma enacted House Bill 2960, effectively reducing the corporate income tax rate in Oklahoma from 6% to 4%. As a result of these changes, the Company adjusted its state deferred tax assets and liabilities in the second quarter of 2021 using the newly enacted rate for the periods when they are expected to be realized. This resulted in a benefit of $0.8 million included in the table above under State income taxes, net of Federal benefit, for the year ending December 31, 2021. During the year ending December 31, 2021, the Company recorded an excess tax benefit of $5.4 million as compared to $3.2 million during 2020, an increase of 68.8%. The increase was primarily due to timing of stock option exercises as a result of our high stock price during the three months ended March 31, 2021 and three months ended December 31, 2021. We earn investment tax credits from the state of Oklahoma’s investment tax credit program for generally 1% of the qualified assets to be taken over 5 years. We use the flow-through method of accounting for the investment tax credits. We have credit carryforwards totaling $3.7 million that have estimated expirations starting in 2035. Upon completion of the Company's 2018 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of $0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1% tax credit in Oklahoma for years in which the Company's location was deemed to be within an enterprise zone. The additional Oklahoma credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of $1.2 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. 57

The significant components of the Company’s deferred tax assets and liabilities are as follows: December 31, 2021 2020 (in thousands) Deferred income tax assets (liabilities): Accounts receivable and inventory reserves $ 625 $ 1,052 Warranty accrual 3,675 3,776 Other accruals 1,406 1,044 Share-based compensation 7,568 4,102 Intangibles 993 (33) Oklahoma investment credit carryforward 3,404 — Other, net 3,119 2,608 20,790 12,549 Valuation allowance (3,404) — Net deferred income tax assets 17,386 12,549 Property & equipment (49,379) (40,873) Total deferred income tax liabilities (49,379) (40,873) Net deferred income tax liabilities $ (31,993) $ (28,324) Realization of deferred tax assets, including the associated credit carryforwards, is dependent upon generating sufficient taxable income in the appropriate tax jurisdiction. We believe that it is more likely than not that we may not realize the benefit of our Oklahoma investment tax credit carryforward and, accordingly, have established a valuation allowance against this deferred tax asset. The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years. We file income tax returns in the U.S. and state tax returns jurisdictions. We are subject to U.S. examinations for tax years 2018 to present. In addition, we are subject to state and local income tax examinations for tax years 2017 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense. 15. Share-Based Compensation On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (as amended, “LTIP”) which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non-qualified stock options and restricted stock awards have been granted with a five year vesting schedule. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan (as amended, “2016 Plan”) which provides for approximately 8.9 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan, approximately 0.4 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, approximately 2.6 million shares that were approved by the stockholders on May 15, 2018, and an additional 2.5 million shares that were approved by the stockholders on May 12, 2020. Under the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is 58 administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan.

Options

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2021, 2020, and 2019 using a Black Scholes-Merton Model:

	2021	2020	2019
Directors and SLT[1]:			
Expected dividend yield	$ 0.38	$ 0.33	$ 0.32
Expected volatility	35.78 %	31.63 %	29.54 %
Risk-free interest rate	0.51 %	0.64 %	2.40 %
Expected life (in years)	4.00	5.00	5.00
Employees:			
Expected dividend yield	$ 0.38	$ 0.32	$ 0.32
Expected volatility	38.67 %	31.39 %	29.54 %
Risk-free interest rate	0.32 %	0.67 %	2.38 %
Expected life (in years)	3.00	5.00	5.00

[1] Senior Leadership Team ("SLT") consists of officers and key members of management.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2021:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$8.17 - 40.87	538,335	4.84	$ 30.32	$ 26,440
$41.37 - 41.37	361,231	6.37	41.37	13,748
$42.42 - 79.81	124,098	8.17	45.60	4,198
Total	1,023,664	5.79	$ 36.07	$ 44,386

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The following is a summary of stock options vested and exercisable as of December 31, 2020:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$7.18 - 36.95	543,646	5.33	$ 28.33	$ 20,820
$37.00 - 40.87	1,978	7.09	38.50	56
$41.37 - 66.98	194,697	7.87	41.59	4,875
Total	740,321	6.00	$ 31.85	$ 25,751

The following is a summary of stock options vested and exercisable as of December 31, 2019:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$7.18 - 34.10	451,077	5.44	$ 23.47	$ 11,702
$34.15 - 40.87	86,122	7.82	36.33	1,126
$41.37 - 50.68	1,750	1.81	41.59	14
Total	538,949	5.81	$ 21.58	$ 12,842

A summary of option activity under the plans is as follows:

Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	3,752,945	$ 39.00
Granted	368,501	72.95
Exercised	(595,057)	35.54
Forfeited or Expired	(160,920)	48.44
Outstanding at December 31, 2021	3,365,469	$ 42.88
Exercisable at December 31, 2021	1,023,664	$ 36.07

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2021 is $17.2 million and is expected to be recognized over a weighted-average period of 2.25 years.

The total intrinsic value of options exercised during the years ended December 31, 2021, 2020, and 2019 was $22.6 million, $15.5 million, and $8.1 million, respectively. The cash received from options exercised during the year ended December 31, 2021, 2020, and 2019 was $21.1 million, $21.4 million, and $12.6 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

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Restricted Stock The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. A summary of the unvested restricted stock awards is as follows: Weighted Average Grant date Restricted stock Shares Fair Value Unvested at December 31, 2020 224,691 $ 38.22 Granted 36,234 69.46 Vested (91,923) 35.80 Forfeited (7,777) 49.27 Unvested at December 31, 2021 161,225 $ 46.08 At December 31, 2021, unrecognized compensation cost related to unvested restricted stock awards was approximately $4.3 million which is expected to be recognized over a weighted average period of 2.05 years. PSUs The Company has awarded performance stock units ("PSUs") to certain officers and employees under our 2016 Plan. Unlike our restricted stock awards, the PSUs are not considered legally outstanding and do not accrue dividends during the vesting period. The PSUs vest based on the level of achievement with respect to the Company's three year total shareholder return ("TSR") benchmarked against similar companies included in the capital goods sector of the S&P SmallCap 600 Index. The TSR measurement period is the three years ending December 31, 2023. At the end of the measurement period, each award will be converted into common stock at 0% to 200% of the PSUs held, depending on overall TSR as compared to the S&P SmallCap 600 Index benchmark companies. The total pre-tax compensation cost related to unvested PSUs not yet recognized as of December 31, 2021 is $1.0 million and is expected to be recognized over a weighted average period of approximately 1.9 years. The following weighted average assumptions were used to determine the fair value of the PSUs granted on the original grant date for expense recognition purposes for PSUs granted during the year ended December 31, 2021 using a Monte Carlo Model: Year Ended December 31, 2021 Expected dividend rate $ 0.38 Expected volatility 39.10 % Risk-free interest rate 0.28 % Expected life (in years) 2.80 The expected term of the PSUs is based on the remaining service period ending December 31, 2023. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date. 61

A summary of the unvested PSUs is as follows: Shares Weighted Average Grant Date Fair Value Unvested at December 31, 2020 — $ — Granted 18,483 87.78 Vested — — Forfeited (1,632) 87.78 Unvested at December 31, 2021 16,851 $ 87.78 Key Employee Awards Subject to the MIPA Agreement (Note 4), the Company granted awards to key employees of BasX ("Key Employee Awards"). Unlike our restricted stock awards under the 2016 Plan, the Key Employee Awards are not considered legally outstanding and do not accrue dividends during the vesting period. The potential future issuance of the Key Employee Awards is contingent upon BasX meeting certain post-closing earn-out milestones during each of the years ending 2021, 2022, and 2023 as defined by the MIPA Agreement and continued employment with the Company. At the end of the earn-out period, ending December 31, 2023, each eligible Key Employee Award will vest and be converted into common stock. The fair value of Key Employee Awards is based on the fair market value of AAON common stock on the grant date. The total pre-tax compensation cost related to unvested Key Employee Awards not yet recognized as of December 31, 2021 is $1.5 million and is expected to be recognized over a weighted average period of approximately 2.0 years. A summary of the unvested Key Employee Awards is as follows: Shares Weighted Average Grant Date Fair Value Unvested at December 31, 2020 — $ — Granted 26,599 80.18 Vested — — Forfeited — — Unvested at December 31, 2021 26,599 $ 80.18 62

Summary of Share-based Compensation

A summary of share-based compensation is as follows for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
		(in thousands)	
Grant date fair value of awards during the period:			
Options	$ 7,010	$ 12,615	$ 20,442
Restricted stock	2,517	3,316	4,631
PSUs	1,622	—	—
Key employee awards	1,572	—	—
Total	$ 12,721	$ 15,931	$ 25,073

	2021	2020	2019
		(in thousands)	
Share-based compensation expense:			
Options	$ 8,724	$ 8,312	$ 9,145
Restricted stock	2,519	3,030	2,654
PSUs	525	—	—
Key employee awards	44	—	—
Total	$ 11,812	$ 11,342	$ 11,799

	2021	2020	2019
		(in thousands)	
Income tax benefit related to share-based compensation:			
Options	$ 4,571	$ 2,698	$ 1,197
Restricted stock	837	519	575
Total	$ 5,408	$ 3,217	$ 1,772

16. Employee Benefits

Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6% deferral rate and currently contributing employees deferral rates will be increased to 6% unless their current rate is above 6% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2021, 2020, and 2019.

The Company matches 175% up to 6% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

	Years Ended December 31,		
	2021	2020	2019
		(in thousands)	
Contributions, net of forfeitures, made to the defined contribution plan	$ 9,724	$ 9,091	$ 7,034

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Profit Sharing Bonus Plan

We maintain a discretionary profit sharing bonus plan under which approximately 10% of pre-tax profit from consolidated AAON Oklahoma and AAON Texas is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees of AAON Oklahoma or AAON Texas who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter, excluding the Company's senior leadership team.

	Years Ended December 31,		
	2021	2020	2019
		(in thousands)	
Profit sharing bonus plan expense	$ 8,526	$ 11,593	$ 7,448

Employee Medical Plan

We self-insure for our employees' health insurance. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plan. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. In addition, the Company matches 175% of a participating employee's allowed contributions to a qualified health saving account to assist employees with our heath insurance plan deductibles.

	Years Ended December 31,		
	2021	2020	2019
		(in thousands)	
Medical claim payments	$ 9,640	$ 9,060	$ 5,898
Health saving account payments	3,482	3,476	3,265

17. Stockholders' Equity

Stock Repurchase

The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
May 16, 2018 [1]	$15 million	March 1, 2019
March 5, 2019 [1]	$20 million	March 4, 2020
March 13, 2020	$20 million	** [2]

[1] The 2018 and 2019 purchase authorizations were executed under 10b5-1 programs.

[2] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares of AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants.

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Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2021			2020			2019		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	—	$ —	$ —	103,689	$ 4,987	$ 48.10	5,799	$ 200	$ 34.46
401(k)	297,772	20,876	70.11	438,921	25,073	57.12	419,963	19,386	46.16
Directors & employees	22,526	1,590	70.59	23,272	1,169	50.23	28,668	1,207	42.11
Total	320,298	$ 22,466	$ 70.14	565,882	$ 31,229	$ 55.19	454,430	$ 20,793	$ 45.76

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,205,255	$ 74,793	$ 17.79
401(k)	8,204,432	165,876	20.22
Directors & employees	2,027,727	22,341	11.02
Total	14,437,414	$ 263,010	$ 18.22

Subsequent to December 31, 2021 and through February 23, 2022, the Company repurchased 5,120 shares for $0.4 million from employees for payment of statutory tax withholdings on stock transactions and 37,923 shares for $2.4 million from our 401(k) savings and investment plan.

Dividends

At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 20, 2019	June 3, 2019	July 1, 2019	$0.16
November 6, 2019	November 27, 2019	December 18, 2019	$0.16
May 15, 2020	June 3, 2020	July 1, 2020	$0.19
November 10, 2020	November 27, 2020	December 18, 2020	$0.19
May 17, 2021	June 3, 2021	July 1, 2021	$0.19
November 9, 2021	November 26, 2021	December 17, 2021	$0.19

We paid cash dividends of $19.9 million, $19.8 million, and $16.6 million in 2021, 2020, and 2019, respectively.

Contingent Shares Issued in BasX Acquisition

On December 10, 2021, we closed on the acquisition of BasX (Note 4). Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BasX, which is payable in approximately 1,037,000 shares of the Company's stock, par value $0.004 per share. The shares do not accrue dividends.

Under the MIPA Agreement, the potential future issuance of the shares is contingent upon BasX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. We estimated the fair value of contingent consideration related to these shares to be approximately $66.0 million, which is included in additional paid-in capital on the consolidated balance sheets. As of February 28, 2022, the Company has not issued any shares related to the contingent consideration to the former owners of BasX.

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18. New Markets Tax Credit On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the “Investor”) and a certified Community Development Entity under a qualified New Markets Tax Credit (“NMTC”) program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the “Project”). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the Project. Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of NMTCs. This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The value attributable to the put/call is nominal. The Investor's interest of $6.3 million is recorded in New market tax credit obligation on the consolidated balance sheets. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction. The Investor is subject to 100 percent recapture of the NMTC it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Noncompliance with applicable requirements could result in the Investor’s projected tax benefits not being realized and, therefore, require the Company to indemnify the Investor for any loss or recapture of the NMTC related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement. The Investor and its majority owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. This conclusion was reached based on the following: • the ongoing activities of the VIEs, collecting and remitting interest and fees and NMTC compliance, were all considered in the initial design and are not expected to significantly affect performance throughout the life of the VIE; • contractual arrangements obligate the Company to comply with NMTC rules and regulations and provide various other guarantees to the Investor and community development entity; • the Investor lacks a material interest in the underling economics of the project; and • the Company is obligated to absorb losses of the VIEs. Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transaction in these VIEs outside of the financing transactions executed as part of the NMTC arrangement. 66

19. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2021. 20. New Accounting Pronouncements Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in acquisition accounting. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. We adopted this standard at the beginning of the fourth quarter of 2021. Upon adoption, this update did not have a material effect on our consolidated financial position or result of operations. 67

21. Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards.

Dilutive shares related to the contingent consideration payable to former owners of BasX (Note 4) are included in the calculation of diluted weighted average shares once it is determinable that BasX will satisfy the post-closing earn-out milestones under the terms of the MIPA agreement. The shares will be included in basic weighted average share once they are legally issued and no longer contingent.

The following table sets forth the computation of basic and diluted earnings per share:

	2021	2020	2019
Numerator:	*(in thousands, except share and per share data)*		
Net income	$ 58,758	$ 79,009	$ 53,711
Denominator:			
Basic weighted average shares	52,404,199	52,168,679	52,079,865
Effect of dilutive shares related to stock based compensation[1]	1,301,698	892,490	555,550
Effect of dilutive shares related contingent consideration[2]	23,092	—	—
Diluted weighted average shares	53,728,989	53,061,169	52,635,415
Earnings per share:			
Basic	$ 1.12	$ 1.51	$ 1.03
Dilutive	$ 1.09	$ 1.49	$ 1.02
Anti-dilutive shares:			
Shares	304,029	364,787	1,868,087

[1] Dilutive shares related to stock options, restricted stock, PSUs and Key Employee Awards (Note 17)

[2] Dilutive shares related contingent shares issued to former owners of BasX (Note 4)

22. Related Parties

The Company purchases some supplies from an entity controlled by the Company's Executive Chairman. The Company sometimes makes sales to the Executive Chairman and CEO/President. Additionally, the Company sells units to an entity owned by a member of the CEO/President's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for Third Party Products. Through the acquisition of BasX (Note 4), at December 31, 2021, the Company leased an office in Redmond, Oregon from an entity in which certain members of management have an ownership interest.

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Following is a summary of transactions and balances with affiliates:

	Years Ended December 31,		
	2021	2020	2019
	(in thousands)		
Sales to affiliates	$ 3,752	$ 3,475	$ 886
Payments to affiliates	185	256	332

	December 31,	
	2021	2020
	(in thousands)	
Due from affiliates	$ 547	$ 342

23. Segments

ASC 280, *Segment Reporting*, establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, the Company has determined that it has three reportable segments for financial reporting purposes. Management evaluates the performance of its business segments primarily on gross profit.

Beginning in the fourth quarter of 2021, due to the acquisition of BasX and internal leadership reporting changes, the Company reevaluated its reportable segments for disclosure purposes. The Company has conformed its segment reporting accordingly and has reclassified comparative prior period information to reflect this change. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information.

AAON Oklahoma: AAON Oklahoma designs, manufactures, sells and services standard, semi-custom and custom HVAC systems, designs and produces controls solutions for all of our HVAC units and sells retail parts to customers through our two retail part stores. Through the NAIC research and development laboratory facility, AAON Oklahoma is able test units units under various environmental conditions. AAON Oklahoma includes the operations of both our Tulsa, Oklahoma and Parkville, Missouri facilities, our NAIC research and development laboratory facility and two retail parts locations.

AAON Coil Products: AAON Coil Products designs and manufactures a selection of our standard, semi-custom and custom HVAC systems. In addition, AAON Coil Products designs and manufactures various heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma and AAON Coil Products. AAON Coil Products consists of operations at our Longview, Texas facilities.

BasX: BasX provides product development design and manufacturing of custom engineered air handling systems including high efficiency data center cooling solutions, cleanroom solutions, HVAC systems and modular solutions. BasX consists of operations at our Redmond, Oregon facility.

The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. The “Other and eliminations” category in the Total Assets table below includes assets at our non-operating entity AAON, Inc., Nevada corporation, that are not allocated to the reportable segments, as well as intercompany eliminations.

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	Years Ended December 31,		
	2021	2020	2019
		(in thousands)	
Net Sales			
AAON Oklahoma			
External sales	$ 463,845	$ 458,957	$ 418,669
Inter-segment sales	2,504	2,683	2,261
AAON Coil Products			
External sales	66,589	55,594	50,664
Inter-segment sales	24,250	21,552	25,792
BasX[1]	4,083	—	—
Eliminations	(26,754)	(24,235)	(28,053)
Net sales	$ 534,517	$ 514,551	$ 469,333
Gross Profit			
AAON Oklahoma	$ 126,868	$ 140,099	$ 107,228
AAON Coil Products	10,075	15,750	12,197
BasX[1]	887	—	—
Gross profit	$ 137,830	$ 155,849	$ 119,425

	December 31,	
	2021	2020
	(in thousands)	
Long-lived assets		
AAON Oklahoma	$ 183,840	$ 170,603
AAON Coil Products	62,534	54,308
BasX[1]	28,662	—
Total long-lived assets	$ 275,036	$ 224,911
Intangible assets and goodwill		
AAON Oklahoma	$ 3,229	$ 3,267
AAON Coil Products	—	—
BasX[1]	152,619	—
Total intangible assets and goodwill	$ 155,848	$ 3,267

[1] BasX was acquired on December 10, 2021. We have included the results of BasX's operations in our consolidated financial statements beginning December 11, 2021.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021.

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Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2021 to ensure the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. (b) Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. On December 10, 2021, we acquired BasX, LLC ("BasX"). Management acknowledges that it is responsible for establishing and maintaining a system of internal controls over financial reporting for BasX. We are in the process of integrating BasX, and we therefore have excluded BasX from our December 31, 2021 assessment of the effectiveness of internal control over financial reporting. BasX had total assets of $205.6 million as of December 31, 2021 and third party revenues of $4.1 million from December 11, 2021 to December 31, 2021, which are included in our consolidated financial statements as of and for the year ended December 31, 2021. The impact of the acquisition of BasX has not materially affected and is not expected to materially affect our internal control over financial reporting. As a result of these integration activities, certain controls are being evaluated and may be changed. We believe, however, that we will be able to maintain sufficient controls over the substantive results of our financial reporting throughout this integration process. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the 2013 Internal Control— Integrated Framework. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2021. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Changes in Internal Control over Financial Reporting There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2021, and our report dated February 28, 2022 expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of BasX, Inc., a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 32 and 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. As indicated in Management’s Report, BasX, Inc. (formerly BasX, LLC) was acquired during 2021. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of BasX, Inc. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 28, 2022 72

Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 12, 2022. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Rebecca A. Thompson, or by calling (918) 382-6216. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 12, 2022. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2022. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 12, 2022. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2021, 2020, or 2019. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2022. 73

PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. (1) The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K. (2) The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable. (3) The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Amended and Restated Bylaws (i) (4) Amended and Restated Loan Agreement (dated November 24, 2021) and related documents (iii) (4.16) Description of Securities (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (v) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vi) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (iv) (21) List of Subsidiaries (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (99.1) Membership Interest Purchase Agreement - Acquisition of BasX, LCC (dated November 18, 2021) (101) (INS) Inline XBRL Instance Document (101) (SCH) Inline XBRL Taxonomy Extension Schema (101) (CAL) Inline XBRL Taxonomy Extension Calculation Linkbase (101) (DEF) Inline XBRL Taxonomy Extension Definition Linkbase (101) (LAB) Inline XBRL Taxonomy Extension Label Linkbase (101) (PRE) Inline XBRL Taxonomy Extension Presentation Linkbase (104) Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101) (i) Incorporated herein by reference to the exhibits to our Form 8-K dated May 15, 2020. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. (iii) Incorporated herein by reference to exhibit to our Form 8-K dated November 24, 2021. (iv) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020. 74

(v) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824. (vi) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737. 75

SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 28, 2022 By: /s/ Gary D. Fields Gary D. Fields, Chief Executive Officer 76

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 28, 2022 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer, President, and Director (principal executive officer) Dated: February 28, 2022 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Financial Officer (principal financial officer) Dated: February 28, 2022 /s/ Christopher D. Eason Christopher D. Eason Chief Accounting Officer (principal accounting officer) Dated: February 28, 2022 /s/ Norman H. Asbjornson Norman H. Asbjornson Executive Chairman and Director Dated: February 28, 2022 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 28, 2022 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 28, 2022 /s/ Caron A. Lawhorn Caron A. Lawhorn Director Dated: February 28, 2022 /s/ Stephen O. LeClair Stephen O. LeClair Director Dated: February 28, 2022 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 28, 2022 /s/ David R. Stewart David R. Stewart Director Dated: February 28, 2022 /s/ Bruce Ware Bruce Ware Director Dated: February 28, 2022 /s/ Luke A. Bomer Luke A. Bomer Secretary 77

Exhibit 4.16 DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 As of February 28, 2022, AAON, Inc., a Nevada corporation, (“AAON”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock. Description of Common Stock The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the “Articles of Incorporation”) and our Bylaws (as amended to date, the “Bylaws”). Authorized Capital Shares Our authorized capital shares consist of 100,000,000 shares of common stock, $0.004 par value per share (“Common Stock”), and 5,000,000 shares of series preferred stock, $0.001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable. Voting Rights Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Dividend Rights Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. Liquidation Rights Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. Other Rights and Preferences Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Listing The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “AAON.”

Exhibit 21 LIST OF SUBSIDIARIES OF AAON, INC. Subsidiary Jurisdiction of Organization AAON, Inc. Oklahoma AAON Coil Products, Inc. Texas BasX, Inc. Oregon

Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 28, 2022, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2021. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863, File No. 333-241538 and File No. 333-226512). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 28, 2022

Exhibit 31.1 CERTIFICATION I, Gary D. Fields, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 28, 2022 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer

Exhibit 31.2 CERTIFICATION I, Rebecca A. Thompson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 28, 2022 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Financial Officer

Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary D. Fields, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 28, 2022 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer

Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rebecca A. Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 28, 2022 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Financial Officer

Company Officers Mr. Gadiwalla has served as Vice President of Information Technology and Chief Information Officer of AAON since 2018. He most recently served as the Company’s Director of Information Technology since 2014. Prior to that, he held several IT roles, including Manager of Project Management Office from 2012 to 2014, and Engineering Automation Manager from 2009 to 2012. Mr. Gadiwalla has been with the company since 2004. Mr. Gadiwalla is very knowledgeable and experienced with the company’s IT systems. Rony D. Gadiwalla Mr. Fields has served as Chief Executive Officer of AAON, Inc. (“AAON” or the “Company”) since 2020, as President of the Company since 2016, and a director of the Company since 2015. Mr. Fields been involved in the HVAC industry for over 35 years. From 1983 to 2012, he was an HVAC equipment sales representative at and, from 2002 to 2012, a member of the ownership group of Texas AirSystems, the largest independent HVAC equipment and solutions provider in the state of Texas. Mr. Fields also served as President of AAON Coil Products, Inc. (“AAON Coil Products”) from 2018 to March 2020. Ms. Thompson has served as Vice President, Finance, and Chief Financial Officer of AAON since 2021. Prior to this promotion, Ms. Thompson served as Chief Accounting Officer and Treasurer of the Company since 2017, and Chief Accounting Officer of the Company since 2012. Ms. Thompson previously served as a Senior Manager at Grant Thornton, LLP where she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified public accountant. Rebecca A. Thompson Mr. Stewart has served as Executive Vice President of AAON since 2022. Mr. Stewart most recently served as Vice President of the Company since 2020 and President of AAON Coil Products since April 2020. From February 2015 to present, Mr. Stewart served as co-owner and President of North Texas Farm & Garden. Mr. Stewart previously served as the Aftermarket Business Leader – Parts and Warranty Service for the Company from January 2013 through January 2015. Mr. Stewart was the Parts Sales and Distribution Leader for Texas AirSystems from April 2009 through 2012 and prior to that spent over 11 years in several positions at Trane, including Parts and LCU Equipment Business Leader from January 2006 to April 2009. Gene Stewart Gary Fields 110

Company Officers Mr. Wakefield has served as Chief Operating Officer of AAON since 2020 and Vice President of Engineering of the Company since 2018. He previously served as the Company’s Director of Engineering, and prior to that held several engineering roles, including Director of Design and Engineering Operations from 2017 to 2018, Senior Manager of Research and Development from 2015 to 2017, and Design Engineering Manager from 2005 to 2015. Mr. Wakefield has been with the Company since 1999. Mr. Wakefield has extensive knowledge and experience with all aspects of the Company’s engineering and product design processes. Stephen E. Wakefield Transfer Agent and Registrar Issuer Direct One Glenwood Ave. Suite 1001 Raleigh, NC 27603 Auditors Grant Thornton LLP 2431 East 61st Street, Suite 500 Tulsa, Oklahoma 74136 General Counsel Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136 Common Stock NASDAQ-AAON Investor Relations Joseph Mondillo Director of Investor Relations (617)877-6346 joseph.mondillo@AAON.com Executive Offices 2425 South Yukon Avenue Tulsa, Oklahoma 74107 Mr. Eason has served as Chief Accounting Officer of AAON since 2021. Prior to this promotion, Mr. Eason served as Controller and Financial Reporting Manager of the Company since 2018. Mr. Eason previously served as a Senior Manager at Grant Thornton, LLP where he had over 13 years of experience in the assurance division. Mr. Eason is a licensed certified public accountant Chris Eason Mr. Wichman has served as Vice President of AAON and Executive Vice President of AAON Coil Products since 2022. Prior to this promotion, he most recently served as AAON’s Director of Manufacturing in Tulsa, and prior to that held several roles, including Plant Manager from 2017 to 2018 and Manufacturing Engineer from 2013 to 2017. Mr. Wichman has extensive knowledge and experience with all aspects of AAON’s manufacturing processes. Doug Wichman

Board of Directors Mr. Asbjornson has served as Executive Chairman of AAON since 2020 and a director of AAON since 1989. Mr. Asbjornson also served as President of AAON from its inception until November 2016, and Chief Executive Officer of AAON from its inception until May 2020. Mr. Asbjornson also serves as the Chairman of the Board of AAON Coil Products, Inc., a wholly owned subsidiary. Mr. Asbjornson is one of the founders of the Company, and his intimate knowledge of the HVAC industry, both from a technical and a business perspective, brings to the Board a unique insight into the Company’s operations in particular, as well as the environment in which the Company operates. Norman H. Asbjornson Executive Chairman Gary D. Fields President/CEO/Director Mr. Ware was elected as a director of AAON in October 2021. Mr. Ware brings significant experience serving in multiple executive and leadership roles at publicly traded companies. Currently, he serves as a Corporate Vice President and Group Head of Joint Venture Capital Raising for DaVita Inc. DaVita is a Fortune 500 NYSE publicly traded health care services company and one of the largest providers of kidney care services in the U.S., with over 2,800 outpatient dialysis centers in the U.S. and over 330 outpatient dialysis centers in ten other countries. Bruce Ware Back Row (Left to Right): David Stewart, Bruce Ware, Stephen O. LeClair, Angela E. Kouplen, A.H. McElroy, II Front Row (Left to Right): Caron A. Lawson, Norman H. Asbjornson, Gary Fields, Paul K. Lackey, Jr.

Board of Directors Stephen 0. LeClair Mr. McElroy has served as a director of the Company since 2007 and is currently Chair of the Compensation Committee. Since 1997, Mr. McElroy has served as President, Chief Executive Officer and Chairman of McElroy Manufacturing, Inc., a privately held manufacturer of fusion equipment and fintube machines. A.H. McElroy, II Angela E. Kouplen 113 Ms. Lawhorn was elected as a director of the Company in 2019 and currently serves as the Audit Committee Chair. Ms. Lawhorn is a certified public accountant, and currently serves as Senior Vice President and Chief Financial Officer, of ONE Gas, Inc., a standalone one hundred percent regulated publicly traded natural gas utility. Prior to her current role, she served as Senior Vice President, Commercial, a position she held from ONE Gas's separation from ONEOK in 2014. She served in the same position at ONEOK, since 2013. Caron A. Lawhorn Ms. Kouplen was elected as a director of the Company in 2016. She serves as a member of the Audit Committee and Compensation Committee. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/vendor relations, human resource management, strategy and governance. From 2012 through 2014, Ms. Kouplen served as Director - Talent Acquisition and Leadership of WPX Energy, and from 2015 to 2016, Ms. Kouplen served as Vice President - Information Technology of WPX Energy. From 2016 to November 2018, Ms. Kouplen served as Vice President of Administration and Chief Information Officer of WPX Energy and from November 2018 to March 2021 served as Senior Vice President of Administration and Chief Information Officer. Since August 2021, Ms. Kouplen has served as the interim Chief Information Officer at the University of Tulsa. Mr. Stewart was elected as a director of the Company in October 2021. He brings over 40 years of professional experience to the Board. Mr. Stewart currently serves as Chief Administrative Officer and Trustee of the Oklahoma Ordnance Works Authority located in Pryor, Oklahoma, an industrial public trust that owns and operates MidAmerica Industrial Park. Mr. Stewart was appointed to his current position in December 2012 by the former Governor of Oklahoma, Mary Fallin. MidAmerica Industrial Park consists of 9,000 acres and is home to over 80 companies in diverse industries (including Google, DuPont and Chevron Phillips), employing approximately 4,500 people. MidAmerica Industrial Park is one of the largest industrial parks in the U.S. and top ten in the world with on-site rail, water and electric power. Prior to his current position, Mr. Stewart served as Chief Executive Officer of Cherokee Nation Businesses, LLC. David Stewart Mr. Lackey has served as a director of the Company since 2007 and is currently Chair of the Governance Committee. Mr. Lackey will not seek reelection to the Board and will retire upon completion of his term on May 12, 2022. Between April 2002 and October 2005, Mr. Lackey served as CEO and President of The NORDAM Group, a privately held aerospace company. Between October 2005 and December 2008, Mr. Lackey served as the Chairman and CEO of The NORDAM Group. Between January 2009 and December 2011, Mr. Lackey served as the Executive Chairman of the Board of The NORDAM Group. Since January 2012, Mr. Lackey has served as the Chairman of the Board of The NORDAM Group. Paul K. Lackey, Jr. Mr. LeClair was elected as a director of the Company in 2017. He is a member of the Compensation Committee and Governance Committee. Mr. LeClair has over 25 years of experience in various executive, manufacturing, finance, sales and operational positions. Mr. LeClair currently serves as Chief Executive Officer of Core & Main (formerly HD Supply Waterworks), a position he has held since 2017. In such role, he is responsible for leading the nation’s largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as President of HD Supply Waterworks from 2011 to 2017, Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2006 as Senior Director of Operations. Prior to joining HD Supply, Mr. LeClair held various roles at General Electric in 2002-2005.

Company Employees THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES GARY ABBE SCOTT ABLA ANGEL ACEDO RAUL ACEDO ZELAYARAN CHRISTOPHER ACKLEY MIRIAN ACOSTA MA ACOSTA DE AGUAYO ANDRES ACOSTA-LUJAN RAQUEL ACUNA SEGURA ENRIQUETA ADAME DAKOTA ADAMS DERRICK ADAMS JAMILAH ADAMS JOHN ADAMS JOSHUA ADAMS LATOYA ADAMS PAUL ADAMS REBECCA ADAMS RYAN ADAMS AARON ADKINS YOLIMAR AGELVIS ARELLANO MARIE AGUERO LEONARD AGUILAR, JR. BERNY AIEN ARLEEN AIZAWA HARRY AIZAWA EMILY AKIN NADER AL-HASHMI DANIEL ALAGDON WENSA ALBERT ALEJANDRA ALEGRIA-REYES MAURICIO ALEMAN SANCHEZ JIMMY ALEXANDER SHARON ALEXANDER THOMAS ALEXANDER ZACHARY ALEXANDER SHANNON ALFORD JOSHUA ALIX-LOFTON CHARLES ALLEN DANIEL ALLEN JOHN-PAUL ALLEN SCOTTY ALLEN STEVEN ALLEY SONIA ALTER ESPINA JOSE ALVARADO NATALIE ALVARADO YACKSENDEL ALVARADO MAL- DONADO ADRIAN ALVARADO MONZON LEONARDO ALVARADO TORRES, SR. BILLY ALVERSON, III JENS ANDERSEN SARAH ANDERSEN BRENT ANDERSON DAVID ANDERSON DEMETRIA ANDERSON WANDA ANDERSON JOSEPH ANDRUS ONSIN ANGEI RODLY ANGEI THOMAS ANGEI HANSON ANINIS WESLEY ANSELME SAMRA ARAIN LAURA ARAUJO GONZALEZ CLYDE ARCHER JESUS ARELLANES RAMIREZ FIDEL ARGUMEDO RANGEL JOSHUA ARMAS DAVID ARMSTRONG DEZMOND ARMSTRONG JERI ARMSTRONG KIMBERLY ARNONE CONNER ARP GERARDO ARROYO ROSA ARROYO SANCHEZ MARIA ARTEAGA ROGELIO ARTEAGA MAGI ARYANFARD NORMAN ASBJORNSON MARIA ASENCIO JOHN ASHLEY, JR DAVID ASHLOCK MICHAEL ASHLOCK TIMOTHY ASIMAKIS CODY AUSBROOK ROBERT AUSMUS OSCAR AVELAR JOSE AVILA JOSEPH AVILA GUSTAVO AVILA GARCIA ZIN AW SENG AWNG ORLANDO AYALA JASON AYDELOTTE KRISTIN AYLETT SHAHABUDDIN AZIZI REZWAN BABAKARKHIL NORA BACKUS AMY BAGWELL ALF JACOB BAIER BROOKS BAILEY ABEL BAKER ADAM BAKER BRYDRICK BAKER DWIGHT BAKER TRENITY BAKER JUAN BALANDRAN ANGELA BALDRIDGE JOHN BALDWIN CHANDEL BALLARD PEDRO BALTAZAR AMISS BANDA CLAUDIA BANDA RAMON BARAZARTE MENDOZA MYLES BARBER CHETT BARCELONA DAVID BARKLEY JUSTIN BARLETT JAMES BARNES JR. DAVID BARNETT ANA BARRAGAN DE ALTENEH LITZY BARRERA ROMERO TERESA BARRON CHRISTOPHER BARTH FRANCISCO BARTOLO GAONA SHERRY BATES PHILIP BATTERSON JAMES BAUGH STUART BAUGH JOSEPH BAWI JOSHUA BAWI LING JESSICA BEALL SHANNON BECK LIONEL BECKMAN PHILLIP BEECHAM MARK BEHN JR. LEGEN BELCHER BRANCE BELL EFTON BELL JASON BELL SHAWNTRELLE BELL ZAKEYIA BELL RUBEN BELLIDO FERRER ABBYGALE BENEFIELD JAVES BENITEZ DONNA BENNETT FRANCIS BENNETT, JR. JOSEPH BENOIT BONNIE BENSON DANIEL BENSON DAVID BENSON BRANSON BENTLEY JARED BENTON MARC BERBIG KRISTOFER BERGGREN CHRISTIAN BERGLOFF IDA BERMUDEZ LIDIA BERNAL BECERRA DAVID BERRY ANTHONY BERTON NATHANIEL BERTON SERGIO BESERRA DANIEL BIGBY KENNETH BIGHAM JR JAMES BILLINGS PHILLIP BINFORD JESSICA BIRDWELL BRADLEY BISHOP ANTHONY BIXLER DEAN BLACK ETHAN BLACKMAN CAMDEN BLAKELY MAXIMILLIAN BLAKEMORE JOSE BLANCO DAVID BLEVINS REBECCA BLOCK DEVON BLOOD DUSTIN BLOOD JAMES BOBBITT NICHOLAS BOBBITT DANIEL BOELK CHARLES BOELLSTORFF JOSEPH BOERO LAM BOI LHING BOI THANG BOI DAMIAN BOLDEN CONFIDENCE BOMS ADELTRUDES BOND JOSHUA BONEY MICHAEL BONEY JOSE BONILLA CANIZALEZ ROGER BORJA BARREIRO JOSEPH BOSS CINDY BOSTICK DANIEL BOWERS LARRY BOWERS EUGENE BOWMAN KYLE BOWMAN FRANCENE BOWSER ALICE BOYCE CHARMAINE BOYCE JOHN BOYD JUSTIN BOYD LATOYA BOYD MARC BRADBURY BRIAN BRADFORD ERIK BRANTNER JUAN BRAVO SANCHEZ KATHLEAN BRELAND BENJAMIN BREMER SETH BRESSLER MATHEW BREWER LANDON BRIDGES KENNETH BRIEDWELL CRYSTAL BRIGGS CRAIG BRIGHTWELL WENDY BRITO QUINTON BROADNAX JOE BROCK NICHOLAS BROCKWAY ARLUNDA BROOKS KYLEE BROOKS WINSTON BROSEKE ARIELLE BROWN DOMINIQUE BROWN JAMES BROWN JOVORIOUS BROWN LONNIE BROWN MITCHELL BROWN SHENEQUA BROWN STEVEN BROWN JAVAN BROWN II JOHNNY BROWN, JR. JERRILIUS BRUCE CHRISTOPHER BRYANT ISAIAH BRYANT SEQUOYAH BUCHANAN LELAND BUDKE VAN BUI JAMES BUIE ROBBIN BULLARD HAYDEN BULLINGER HEATHER BULLOCK JASON BUNNELL SCOTT BURGESS LATISHA BURKHALTER WHITNEY BURKS BLAKE BURNETTE ROBYN BURNETTE NAKIA BURRIS CLIFTON BURRUS CHRISTOPHER BURTON WAYNE BUSH ADRIAN BUTLER ROSA BUTLER JOSEPH BUXTON JESSEE CABLE ELSA CABRERA ISABELLE CABRERA JANIBAL CABUDOY ALEJANDRO CADENA FERMIN CADENA MARBELLA CADENA CLEVELAND CAGE, JR. YOSMAR CALDERA HERNANDEZ MARGARITO CALDERON SANDRA CALDWELL GARRETT CALE TYLER CALICO JORGE CALIXTO EDWARD CALLOWAY MARIO CAMACHO HERNANDEZ PETER CAMERON TEVIN CAMERON DAVID CAMPBELL ROBERT CAMPBELL RUSTI CAMPBELL TOMMY CAMPBELL ODESS CAMREN CHRISTIAN CANDLER GILDA CANNADY MARIKIA CAPERS BILLY CARDER DREW CARDOZA GINA CARGILE ANABELL CARMACK TODD CARNER WILLIAM CARNLEY MARIELYS CARPIO LISA CARRIERO GRACIELA CARRILLO MICHAEL CARRILLO WILLIE CARRINGTON DAVID CARROLL VINCENT CARSON KENDRIX CARTER KEYSHAWN CARTER ROBERT CARTER TIANA CARTER ROBERT CARTWRIGHT ISMAEL CARVAJAL CRISTOBAL CARVAJAL COLORADO ARACELI CARVAJAL MENDOZA BEATRIZ CASIANO JORGE CASTELLANOS MARIO CASTRO JR. GIOVANNI CAVELLO GONZALEZ ESTEPHANY CAVELLO-GONZALEZ MARGARITO CAVELLO-PENALOZA SHAWN CAVIN BRIAN CAVNER HECTOR CAZARES ADAN CEASAR CORNELIO CEJA GRIMALDO FRANCISCO CERVANTES SAVANNA CERVANTES BRYAN CHADWELL FABIAN CHAIREZ HERNANDEZ GUADALUPE CHAIREZ-GALAN ANGEL CHALK LARRY CHALK RICKY CHAMBLISS ROBERT CHANEY TERELL CHANEY AMBER CHAPMAN DUSTIN CHAPMAN PATRICK CHAPMAN DEMOND CHASEBERRY ALEEX CHATKEHOODLE EDGAR CHAVEZ GREGORY CHAVEZ CLAY CHEATHAM REBECCA CHEEK ZHENYU CHEN KEVIN CHESTNUT ANCHENNIN CHEYPOT RANCE CHILDS JEFFREY CHIPPEWA DENNIS CHISM III CHRISTOPHER CHOATE CONNER CHOATE EDDIE CHOATES TERRANCE CHOICE JR MANGKHONGAM CHONGLOI KAREN CHRISTENSON AWI CIANG LUN CIANG MAU CIIN NING CIIN KHAI CIN KHAM CIN 114

LANG CIN LANGH CIN LUAN CIN PAUL CIN THANGHAU CIN TUAN CIN VUNG CIN VUNGH CIN AIH CING ANGELA MAN CING AWI CING CIANG CING CIN CING CING CING DIM CING DON CING GLORY CING LIAN HAU CING LIAN LUN CING LUN CING LUN LAM CING MAN DEIH CING MAN LUN CING MAN ZA CING NANG CING NEM CING NGAI CING NGOIH CING NIANG CING NIANG LUN CING NIANG SAN CING NING HAU CING NING SAWM CING NUAM CING NUAM SUAN CING SAN CING THANG CING THANG LAM CING THANG ZA CING VERONICA CING VUNG CING ZEN CING ZEN NEM CING THERESA CING KOK DAVID CIRIACO JUSTIN CLAIBORNE LOURDES CLANCE GEORGE CLARK JASON CLARK PATRICK CLARK SAMUEL CLARK, JR. NIKOLAI CLAWSON TONYA CLEEK JUAN CLEMENTE VALLADARES WILLIAM CLEVELAND CLIFTON CLINE TERRY CLONTZ RONNIE CLOWERS MARK COBB ROBBIE COBBLE JEROMY COCKRELL TROY COCKRUM MADENA COFFEE BEATRICE COLE MICHAEL COLE ROBERT COLE CLAYTON COLLINS JENNIFER COLLINS MYRA COLLINS AARON COLUMBUS DAVID COMER STEFANI COMPTON JAMES CONAWAY BOBBY CONDITT DALE CONKWRIGHT DAMON CONN JUDE CONNOLLY AMIEL CONTRERAS YESENIA CONTRERAS MARK COOK MICHAEL COOK RAYMOND COOK ALAINA COOKS ALFRED COOKS MICHAEL COOLIDGE SCOTT COON DONNA COONFIELD GREGORY COOPER JAMES COOPER STEPHAHN COOPER STACEY CORDELL CRYSTAL CORDOVA MARIANA CORDOVA JUSTIN CORLEY JAMES CORNETT MARIA CORONA GENOVEVA CORONA DE RIVERA ENRIQUE CORTES MICHAEL CORTEZ CALEB COTTON FRED COTTON MEAGAN COTTON VERNON COUSINO CAMERON COX DAVID COX DUSTIN COX KATLIN COYLE ADRIAN CRABTREE CARL CRABTREE JACOB CRABTREE KATHLEEN CRABTREE STEPHAN CRABTREE ZACHARY CRATES ALBERT CRAWFORD BRADLEY CRAWFORD THOMAS CRAWFORD WALTER CRAWLEY COURTNEY CRAYNE JACOB CRAYNE JAKE CRISS ZOEY CRITES HEATH CRITTENDEN DAVID CRONISTER JON CROSS TYLER CROSS MATTHEW CROUCH DARRELL CROW WILFREDO CUELLAR CHRIS CUMMINGS ROBERT CUMMINGS CHRISTOPHER CURTIS KEVIN CYRUS MARCO DABNEY ZIRAM DAHKUM ZAWNG DAI CING DAL GIN DAL GO DAL JOHN DAL NENG DAL LIAN DAL CARRIE DAME HENLEY DANG JOHN DANIELS JUSTIN DANIELS LAQUENTIN DANIELS TUAN DAO JENIFUR DAVIDSON AMANDA DAVIDSON-GOLIEN BESSIE DAVIS CAMERON DAVIS CRAIG DAVIS DARRYL DAVIS JASON DAVIS JERRY DAVIS KOBE DAVIS MARCUS DAVIS MATTHEW DAVIS RICHARD DAVIS TERRANCE DAVIS RANDALL DAVIS JR. BILLY DAVIS, JR. JEFFERY DAWSON SUSAN DAWSON DANIEL DE CASAS EVA DE LA TORRE YOANA DE LA TORRE J'ME DEAN JAMES DEATHERAGE RICHARD DECAMP TEARA DEGNER RUBEN DELANY ISMAEL DELAPAZ MATIAS DELAPENA JR DOREEN DELEO JUANA DELOBO RAQUEL DELUNA MATTHEW DEMAREE RUSSELL DEMOSS BARRY DENNIS HELEN DENNIS MICHAEL DENNIS JOSEPH DENTON JASON DEREAS JOSHUA DESHAZER MATTHEW DESHAZER CALEB DEVENNY AUDENCIA DEVILLA ROY DEVILLE SRIJAN DHAKAL ALEXANDER DIAZ JONATHAN DIAZ MELISSA DICKERSON JUSTIN DILLON CIANG DIM DAW DIM DON DIM HAU DIM MAN DIM MONICA CING DIM NIANG DIM THANG DIM VUNG DIM JOHAN DINA LIAN DING CONG DINH QUANG DINH TIEN DINH DOMINIC DIONNE CURTIS DIXON LADARIOUS DIXON DANE DIXSON KAM DO AUSTIN DODSON SOL DOMINGUEZ DOMINGO DOMINGUEZ TINOCO NGOI DON NIANG DON ZAM DON WAYNE DONATO CIN DONG ANGELA DONKA MKSING DOPMUL NANG DOPMUL NGAILAM DOPMUL NIANGNUAM DOPMUL THANGMINLIAN DOPMUL VUNGLAM DOPMUL BROOKE DORSETT JEREMY DOTSON STARLENNA DOUGLAS TIMOTHY DOWNS JORDAN DOZIER ROGER DRAINE RENNEE DRAKE DION DRANGSTVEIT DAVID DRAPALIK SENECA DRENNAN CATHRYN DUBBS LAQUETTA DUBLISKY DOUGLAS DUBUC SAMUEL DUELL HARRIS THERESA DUGAN CHRISTOPHER DUNCAN GUY DUNN JUSTIN DUNN KELSON DUNN LANIKA DUNN MONICA DURAN GOMEZ RALPH DURBIN LATRAYVIS DURHAM KYLE DURNING MATTHEW DURRANCE MELISSA DUWE JUSTIN DYKMAN CHRISTOPHER EASON PEYTON EASTEP KRYSTLE EDENS DAVID EDGINGTON TYLER EDWARDS MARDIN EJERCITO JOSEPHINE ELIEISAR JOYFULL ELIEISAR REIPIN ELIMO CHRISTOPHER ELLERS JAMES ELLIS JEANNE ELLIS-RAPSON DANA ELMER AUSTIN EMBRY KHAM EN THANG TINISHA ENGLISH KENDALL ENGRAM ERICK EPPERSON BENJAMIN ERNST TILDA EROCH STEVEN ERVIN ENRIQUE ESCARSEGA CARLOS ESCOBAR KANAN BRYAN ESCOBEDO JUWANGIU ESIWILI DWIGHT ESKEW JOAN ESPINA MATHEUS LEON ESPINOZA COLBY ESPREE DEQUAILEN ESPY DELIA ESTRADA ALEXIS EVANS JOHN EVANS STEVE EVANS CHAD EVERS JOSEPH EWERS KURTIS EWING JESSE EWTON MARCUS FAGGANS ARACELY FAGLIE RYAN FAIR SHAWN FAIRLEY JESSICA FARIA PORTILLO SUSAN FARRIS KELLY FAULKNER AMY FEHNEL JEFFREY FEHR CARLOS FERREBUS RIVAS GUSTAVO FERRER ARBAIZA ALFRED FETTERHOFF, JR GARY FIELDS

THOMAS FIERROS V CHOK FILIPUS CARLINTA FILLAS CALVERT FILLIPUS ANDREW FINCH NORRIS FINCH, JR. JESSICA FINKBINER JEFFREY FISHER SAMUEL FISHER DARIAN FITTS CHARMANIQUE FITZPATRICK ISAAC FLAHERTY SHAKARIAH FLAMER CHASTINEY FLETCHER PHILIP FLOOD CAROLINA FLORES EFIGENIA FLORES GLORIA FLORES LAURA FLORES JOEL FLORES ROBLES JAMES FLOYD JON FLOYD MARCUS FLOYD MARK FLY ANITA FOGLEMAN RENA FONTENOT AARON FORBIS CARLOS FORD REBECCA FORD CAMERON FORREST GULLIVER FORRESTER PAUL FORTNER CHRISTOPHER FOSTER FREDERICK FOSTER WYEATHA FOSTER XAVIER FOSTER BRANDON FOWLER LORETTA FOWLKES JOHNNY FOX KENNETH FOYIL ROBERT FRANCE-BURTON EYLIDD FRANCO RUBEN FRANCO GOMEZ JOSEPH FRANK PHILLIP FRANK WARREN FRANKLIN ISAIAH FRANKS DOUGLAS FRANZ ELVIS FRASCINI GREGORY FRAZER BRANDON FREEL JOSE FREGOSO RICKY FRENCH ANGEL FRIAS TIMOTHY FRIAS BRANDON FRICK BARRY FRIEND ALEK FUCHIK DENNIS FULLER JERRY FULLER BRANDON FULLINGTON LUIS FUMERO PEREZ ANDRE FURMAN DANIEL FYFFE RONY GADIWALLA SARA GAITHER CECILIO GALAN GREGORY GALUSHA ALEJANDRO GAMEZ GARZA ETHAN GAMRAK DANA GANNAWAY BALERIANO GAONA, JR. MARIA GARAY FRANCISCO GARAY CORONA MARIA GARAY LOYO ANGEL GARCIA JOE GARCIA JOSE GARCIA JOSE GARCIA STEVEN GARCIA YARITZA GARCIA ISIDRO GARCIA ARRIAGA TERESITA GARCIA DIAZ JUAN GARCIA RAMIREZ LESLIE GARCIA TAPIA ROGER GARCIA TAPIA QUINCY GARDNER NORMA GARIBAY VILLENA MICHAEL GARLAND, JR. JAMES GARNER CASON GAROUTTE ALEXIS GARZA JOSHUA GENTRY CHASTON GEORGE JAMES GEORGE STEPHANIE GEORGE KURSTON GERTY GABRIEL GIACHINO CHARLES GIBSON JUSTIN GIBSON KENNETH GILES WILLIAM GILL KAREN GILLISPIE CHAD GLOVER JOSE GOMEZ JUVENTINO GOMEZ MARIA GOMEZ REIQUEL GOMEZ MARIA GOMEZ MEDINA ADRIAN GONZALEZ IMELDA GONZALEZ JAMES GONZALEZ MARISELA GONZALEZ PILAR GONZALEZ ROBERTO GONZALEZ ABRUM GONZALEZ ALTER NUVIA GONZALEZ CANIZALEZ MARIA GONZALEZ DE CAVELLO ISMAEL GONZALEZ LOEZA VICTOR GONZALEZ PAOLINI LIDIA GONZALEZ RIVERA DELFIN GONZALEZ VILLAMIZAR DAMON GOODAY OWEN GOODRICH BARRY GOODSON LATOYA GORDON SHYNETTE GRACE JASON GRAHAM JERRY GRAHAM II MARLEITTA GRAMMER CLOTHERE GRAMMONT BUENAVENTURA GRANADOS- RUBIOS DOUGLAS GRANT MEKION GRANT APRIL GRAUGNARD DETROIT GRAY DREW GRAY ANTHONY GREEN JONATHAN GREEN WILLIAM GREEN III SHEMITA GREER KENDRA GRIDER STARLA GRIFFIN DAKOTA GRIGSBY RONALD GRIMES JOHN GRUNDMANN RACHEL GRUNDMANN JUAN GUERRA MEDINA GERARDO GUERRERO CASTELLANOS LUIS GUEVARA MARIA GUEVARA RODOLFO GUEVARA CAROLINA GUILLEN ZACHERY GUILLORY RONALD GUINN VERNICE GUINN JOHN GULDEN AARON GUNN BRANDON GUNTER GILBERTO GUTIERREZ SILVIA GUTIERREZ MENDOZA EUGENE GUY GEORGINA GUZMAN LUIS GUZMAN FRUTZEL HAGAN SARA HAGAN-INGLE SCOTTY HAGLER DAMON HAIL NGAM HAK TIMOTHY HALBERT REBECCA HALE JOSHUA HALFPAP DENNIS HALL GENE HALL KELLY HALL PIERRE HALL STEPHANIE HALL STEPHEN HALL DAVIN HALLFORD ZACHARY HALSEY G. SCOTT HAMILTON SHELLIE HAMMERS JEFFREY HAMMONS ANDEREAS HAMO CHRISTOPHER HAMON CIN HAN MUNG HANG THANG HANG LAL HANGSAWK LAM HANGSAWK ROBERT H HANSEN ROBERT T HANSEN CAITLYN HANSON TONG HAO CHIN HAOKIP HOLKHOSEI HAOKIP LHUN HAOKIP PAO HAOKIP COLE HARBICK DEREK HARBIN, SR. DANIEL HARDIN NATALIE HARDIN JOHN HARDT SCOTT HARJO BRUCE HARMAN, II JOSHUA HARMON JANTORIO HARPER DAVID HARPER JR. DONALD HARRIS JERRY HARRIS SHIRON HARRIS STACEY HARRIS BRYAN HARRISON N-LAST HARRY DANIEL HART LEVI HARTLEY JOSHUA HARTMAN ROBI HARTMANN JORDAN HARVEY DUSTIN HASBROUCK HEATHER HASKINS ARCHIE HASS III CING HAU KAM HAU THANG HAU THANG HAU NENG HAU LIAN MATTHEW HAUETER ADRIUN HAWKINS DESTINY HAWKINS DEVARDUUS HAWKINS ERIC HAWKINS JALAN HAWKINS BILLY HAWLEY, JR. CORY HAYES LUCAS HAYS JOSHUA HEAD STEVE HEAD RYAN HEDRICK ANDREA HEIDT TERRENCE HEINBERG AUSTIN HELTON LUKE HEMPHILL CHAKIRIS HENDERSON DANIEL HENDERSON ERIC HENDERSON SUSAN HENDERSON MELISSA HENLEY NATHAN HENLEY ASTIN HENRY KENNETH HENRY ARMANDO HERNANDEZ CORCINA HERNANDEZ FELIPE HERNANDEZ JOSE HERNANDEZ KARI HERNANDEZ LUIS HERNANDEZ MARIANO HERNANDEZ CESAR HERNANDEZ DOMINGUEZ AMADA HERNANDEZ ESCOBEDO OSCAR HERNANDEZ OJEDA AXEL HERRERA BAEZ PAOLA HERRERA REAL JAYE HERRMANN BRIAN HESS MARK HESTON DERRICK HICKMAN MICHAEL HICKMAN MASON HIDALGO SAM HIGGINBOTHAM LARRY HIGHFIELD DONALD HILL JUDITH HILL MICHAEL HILL RUSSELL HILL SANTANYA HILL SONYA HILL DAVY HILL, JR. D'ANNA HILTON LAMONT HINES TYSON HINTHER DEJA HIXON TU HKAWNG MIN HLA THANG HMUNG TUANG HNIN SIEW HO JACOB HOBBS STEVEN HODGE ANDREW HODGES TAQUISA HODNETT-SMITH STEPHEN HOFFMAN LENA HOGAN SIAN HOIH CHRISTOPHER HOLBROOKS RICKEY HOLCOMB II JEFFERY HOLDEN BRANDIE HOLLAND MARCUS HOLLAND SEDRIC HOLLAND ANTHONY HOLLISTER CODY HOLT

DESIREA HOLT LAWRENCE HONEL ZACHERY HONEL ANASTASIA HONN STEPHEN HOOVER BRANDON HOPKINS DEREK HOPKINS NICKILIS HOPPER ANGELA HORELLOU TODD HORELLOU SHELBY HORNBERGER STANLEY HORTON NU HOU MANGTHOUNG HOU KIP SANDRA HOUSE JERRY HOUSEMAN MATTHEW HOUSTON RICHARD HOUSTON AARON HOWARD ANTHONY HOWARD DAVID HOWARD MICHAEL HOWARD DARIN HOWELL DEVONA HOWELL DONALD HOWELL SAW HTOO YEAUNG HTWE CING NGAIH HUAI CING ZA HUAI DIM HUAI JULIA HUAI MUAN HUAI NIAL HUAI NUAM HUAI SIAN HUAI VERONICA HUAI THANG HUAT SCOTT HUBER JOHNNY HUDDLESTON DANNY HUELSENBECK ROGELIO HUERTA FERRUSQUIA KENNETH HUGHES TRACY HUGHES MATTHEW HUMMEL JERAD HUMPHREY LARRY HUMPHREY KHAN HUNG CRYSTAL HUNTER MICHAEL HURD RONALD HUTCHCRAFT CRYSTAL HUTCHINGS DUNG HUYNH LOC HUYNH THANH HUYNH JESUS IDROGO BLANCO BRANT INGALLS JUAN INGRAM GLADWIN INOS JEFFRY INTY OTILIA IOWANES REGINALD ISAAC, SR ERATH ISLAS TU JA KHAI JA KHUP BELINDA JACKSON JAMES JACKSON JEFF JACKSON MARY JACKSON NATHAN JACKSON CAMERON JAEGER JAN JALALI JOSE JAMAICA JOSE JAMAICA CARRENO MUSAFAR JAN ESTHER JASUAN MICHAEL JAUDES JR. LUKE JEADRIK CURTIS JENKINS JAMES JENKINS WADE JENKINS DAKOTA JENNINGS TERRIELLE JENNINGS STEVEN JENSEN CODY JEWELL SAUL JIMENEZ MICHAEL JIMENEZ LOPEZ JAMEE JIMERSON FREDERICK JIMMERSON CHAITANYA JOHAR ALEXIS JOHNSON ARMAND JOHNSON BRIAN JOHNSON CALEB JOHNSON CHARLES JOHNSON EBONI JOHNSON HAEGAN JOHNSON JEREMIAH JOHNSON JEREMY JOHNSON JUSTIN JOHNSON KEITH JOHNSON KENDAL JOHNSON KENRICK JOHNSON LESTER JOHNSON MICHELLE JOHNSON ROBERT JOHNSON RODNEY JOHNSON TEDDY JOHNSON TODD JOHNSON TRISTAN JOHNSON ZACHARY JOHNSON BILLY JOHNSON SR RON JOHNSTON RODNEY JOLLEY ANDRE JONES CHEKESHA JONES CLARISSA JONES CONNIE JONES DANNY JONES DAVID JONES DERRIC JONES DUSTY JONES ELIJAH JONES GARON JONES JERMONE JONES KATHY JONES KEVIN JONES MATTHEW JONES RAYMON JONES REMIA JONES TYLER JONES DANNY JONES JR. RONALD JORDAN SEAN JORDAN JESSICA JORDAN AFINO JOSEPH TJ JOSEPH KRYSTAL JOWERS MARTIN JUAREZ YOLANDA JUAREZ MARIA JUAREZ RIVERA DERMIDIO JUEZ PEREZ MICHAEL JULIAN LEANDRO JUMELLES NUNEZ LASHETIA JUSTICE HA KA HA NATALY KADDOURA DAVID KAHURA ZAM KAI GARRETT KAISER JASON KALE LIAN KAM MANG KAM NGIN KAM KERSON KANSOU GO KAP LIAN KAP THANG KAP SIAN KAP LIAN JAMIE KAPULE BRIAN KASTL SAMUEL KASUNI KEDATSA KAUDLEKAULE JEFFREY KAUFMAN ERYN KAVANAUGH LIA KAW TUANG KAWI NENGLIAN KAWNGTE TROYCE KEITH BRADLEY KELLEY BRANDON KELLEY KENNETH KELLY, JR DAKEYLON KENNEDY GREGG KENNEDY TRUMAN KEPLINGER II RICHARD KERNAL KENNETH KEYS ABRAHAM KHAI DAL KHAI DAVID KHAI EN KHAI HANG KHAI HAU KHAI JOHN KHAI KAM KHAI KHAM CIN KHAI KHAM KHAN KHAI KHUAL KHAI KHUP KHAI KIM KHAI MANG KHAI NGIN KHAI PAU KIM KHAI PAU SIAN KHAI PAU SUAN KHAI PAU ZA KHAI PAUL KHAI PETER KHAI THAN KHAI THANG H KHAI THANG KHAN KHAI THANG KIM KHAI THAWNG KHAI ZAAM KHAI ZAM KHAI ZAM KHAI ZOMI THURA KHAING DONGH KHAM GO KHAM KAM KHAM LIAN KHAM MUNG KHAM NGUN KHAM PAU KHAM THAWNG KHAN THANG KHAT CING KHAWL CING DON KHAWL CING KHEK KAM DO KHEN PETER KHEN NIANG KHOI DAI KHUAL HAU KHUAL KAM KHUAL KHUP KHUAL NANG KHUAL PAU SAWM KHUAL PAU KHAN KHUAL PAU ZA KHUAL THANG SIAN KHUAL THANG LIAN KHUAL THANG S KHUAL CIN KHUP DAI KHUP KAP KHUP LANGH KHUP LIAN KHUP NANG KHUP PAU CIN KHUP PAU LIAN KHUP THANG GO KHUP THANG SUAN KHUP THAWNG KHUP ZEN KHUP CASEY KIDWELL BIAK KIL ANDREW KILGORE CIIN SAN KIM CIIN SAN KIM CING KIM DIM LIAN KIM DIM NGAIH KIM EDWARD KIM MAN KIM NANG KIM NENG KIM NIANG SAN KIM NIANG SIAN KIM NICOLAS KIM PA KIM THANG KIM THANG DEIH KIM THANG ZON KIM ZAM KIM JAMEKA KIMBLE JOE KINCADE KENOSHA KINDLE ANANDA KING BRANDY KING CODY KING JOSEPH KING STACEY KING KORBY KINKADE NICOLAS KINKADE ROGER KINKADE, JR. MANGNEO KIPGEN HANNA KIRK JOSHUA KIRK SEBASTIAN KITTERMAN ALAN KIZER SPENCER KIZER ZAKARY KIZER SEAN KIZZEE KATHERINE KJELLAND DANIEL KLINE STEPHEN KLING ROBERT KNEBEL SPRINGER KNIGHTEN GARY KNUDSEN LAURA KNUDSEN COURTNEY KNUDSON LINDSEY KOHOUT BUDDY KONS JAMES KOSS DAVID KOSTA STEVEN KOSTA ROBERT KRAFJACK NEBOJSA KRESOVIC MIKHAIL KRUPENYA ADAM KUBICKI RAYMOND KUHN JAY KUS SERLYN KUS LIANA KUSS SCRAM KUSS CASSY KUYKENDALL NICHOLAS KUYKENDALL ALEXANDER KUZNETSOV 117

NGIN LAANG THOMAS LABOUBE MATTHEW LACEY BOBBY LACY CHARLES LADD LANTZ LAFON LUIS LAGUNAS YAWSEP LAHPAI GIANG LAI MARK LAKE KAP LAL LUN LAL ZVJEZDANA LALIC GIN LAM MUNG LAM ANGELA LAMBERT ANNETTE LAMBERT CHAUNZE LANCASTER CANDACE LANCE CARTER LANDON JEFFERY LANDRUM MYOSHIA LANDRUM ROADY LANDTISER DEBORAH LANE TRE'QUAWEN LANE GIN LANG PUM LANG DO LANGH HAU LANGH KAP LANGH THANG LANGH THAWNG LANGH MICHAEL LANTZ HANDSOME LANWE CAMERON LAPOLLA DAWN LAPOLLA DANIEL LAPRES VIRGINIA LARRABEE HUGH LASATER SENG LASI KATHRYN LAUE SHAWN LAUSCHER JUAN LAVEZZARI JENNIFER LAW DIM LAWH MAN LAWH JOYCE LAWRENCE STEVE LAWRENCE, JR JEFFREY LAWSON RUBY LAWSON STEPHEN LAWSON BONG LE LAI LE JACOB LEACH CHAUNAH LEATCH PETE LEDBETTER ALLEN LEE PO LEE MATTHEW LEEPER ARIEL LEFF GREGORY LEFFLER MARK LEHMAN LUN LEK CLIFFORD LEMAY LAURIN LEMLEY NIANG LEN CESAR LEON MEDRANO ZACHARY LESTER ROBERT LETLOW ADUNTE LEWIS ALICE LEWIS ANNA LEWIS JOSEPH LEWIS MARQUEE LEWIS MICHAEL LEWIS CYNTHIA LEYVA VAH LHING AWI D LIAN AWI NGAIH LIAN CIN KAP LIAN CIN SUAN LIAN CIN ZA LIAN CING KHAWM LIAN CING NGAIH LIAN CING THEIH LIAN DO LIAN DONG LIAN GIN DON LIAN GIN KHAN LIAN GO LIAN HUAI LIAN ISAAC LIAN JOSEPH LIAN KAM LIAN KAP LIAN KAP NGO LIAN KHAM LIAN KHUAL LIAN NANG LIAN NIANG LIAN NO LIAN NOK LIAN PA LIAN PAU DAL LIAN PAU MUAN LIAN PAU NEIH LIAN PAU SUAN LIAN PAW LIAN SIAN LIAN THANG KHEN LIAN THANG NGAIH LIAN THANG SAWM LIAN VI LIAN VUM LIAN ZAM LIAN LAL LIANA SAWM LIANA MICHAEL LILLARD PING LIN TUNISSAH LINDSEY KEITH LINKER BRIAN LITTLE SERGEI LITVINOV ETHAN LIVELY ANGELICA LIZARRAGA OLIVAS JERRY LOAR WILLIAM LOCKWOOD MATTHEW LOEWEN BENJAMIN LOGSDON NICKOLAS LOGSDON SCOTTY LOGSDON JAMES LONDONO CORO GERALD LONG ALAN LONGWORTH BENNY LONSDALE ANGEL LOPEZ BENJAMIN LOPEZ JONATHAN LOPEZ MARGARITO LOPEZ MARIO LOPEZ NICELT LOPEZ RUBEN LOPEZ THOMAS LOPEZ JOSE LOPEZ AZUAJE ERNESTO LOPEZ BECERRA EDUARDO LOPEZ OLIVARES JOSE LOPEZ OLIVARES JEMBO LOUIS KOLBY LOUIS JASON LOVETT TIMOTHY LOWE EDGAR LOZANO CING LUAN DANIEL LUCAS IV DANIJELA LUCIC HUNTER LUDGATE JARROD LUDLOW QUANNAH LUDLOW EVELYN LUGO-ORTIZ JORGHELYS LUJAN GOMEZ DAWN LUKE CING N LUN CING SAN LUN DIM LAM LUN HKIN LUN KIM LUN LIAN LUN MAN LUN NIANG KHAW LUN NIANG NGAIH LUN TUAL LUN VAN LUN THANG LUONG JONATHAN LUSUN THI LUU JACOB LUZIER KELLY LYBARGER SAMUEL LYNCH, JR. HAMSAR MABU ASHLEY MACEDO JORDAN MACK RUSTIN MACKEY LARRY MADALONE, II DANIELA MADRID TIMOTHY MAHAFFEY DENA MAHAN CORY MAHONEY JAYDON MAHR TAM MAI CARLOS MALONE JEFFREY MALY CING MAN LIAN MAN ZEN MAN TAM MANA ALEJANDRO MANCILLA DANIEL MANCILLA MARIA MANCILLA CHIN MANG CIIN MANG CIN MANG CING MANG DAL MANG EN MANG GIN GO MANG GIN KHUP MANG HAU MANG HAU DO MANG KAM MANG KHAM LAM MANG KHAM TUNG MANG KHAN MANG KHUP MANG KIM MANG LAGH MANG LIAN MANG LIAN KHEN MANG LIAN NGAIH MANG LIAN SIN MANG LINUS MANG NING KHAN MANG NING SIAN MANG PAU LIAN MANG PAU MIN MANG PAU SUAN MANG PHILLIP MANG THANG MANG ZAM MANG ZEN MANG CASEY MANNING MARQ MANNING JAROME MAPPS ZAU MARAN FREDDY MARCANO APRIL MARGWARTH PAUL MARGWARTH ALEXANDRU MARIN-SERGHIE DARRYL MARKS MARIA MARQUEZ DE-GILBREATH MARIANA MARQUEZ MARQUEZ CORINA MARQUEZ ORTEGA ANA MARROQUIN FRANCISCO MARRUFO JR VICKEY MARS BILLY MARSH ERROL MARSHALL NATHAN MARSHALL OB MARSHALL ANTONIO MARTIN KERRY MARTIN MICHAEL MARTIN WILLIAM MARTIN FLORENTINO MARTIN-ROMO AMANDA MARTINEZ ALEJANDRO MARTINEZ HAROS HECTOR MARTINEZ MOLINA ALICIA MARTINEZ SUAREZ BEVERLEY MASON DAVID MASON JAMES MASON SHERIDAN MASON CRISTIE MASSEY CRYSTAL MASTERS MARCELINO MATA LOVELY MATHEUS LOVESON MATHEUS DATRAVIAN MATHIS ELVIN MATHIS DONALD MATTHEWS KENNETH MATTHEWS ANDREW MATZKE RON MAUCH CIIN MAWI HANAH MAWI RAM MAWI PATRICIA MAXIMO LEONARD MAXWELL DEVON MAY JANIYA MAYFIELD KEITH MAYFIELD JR SHANE MAYHUGH BRIDGET MCALISTER TINA McBEATH ROBERT McBOWMAN BRENT MCCARTY CHRISTOPHER KEITH MCCLAIN CHRISTOPHER ROSS McCLAIN FRANCIS MCCLAIN JAWAUN MCCLAIN RYAN McCLAIN ROBERT McCLEARY DIRK McCLELLAN LARRY MCCLURE AARON McCONNELL MICHAEL McCONNELL DEBRA MCCOWAN WESLEY McCOWAN, JR. MICHAEL McCUIN CAMERON MCDANIEL JAMES McELROY 118

NICHOLAS McELROY CLAYTON McFALL JEFFERY McGEE RONNIE McGEE ARTONIO McGILBRA DAVID McGILL, JR REIS MCGREW JASON McINTIRE PETER MCINTIRE AIMEE MCINTOSH DENISE McINTOSH GLORIA MCKEE JERIKEO MCKINLEY BROOKE MCKNIGHT LAMAR MCLEMORE MICHAEL MCMILLAN JOSIAH MEADE GINA MEANS JON MEDEIROS ASHTON MEDINA SARAH MEDINA LUIS MEDINA MARCANO MICHAEL MELLOTT SOFIA MENAS ALAN MENDEZ GOMEZ SILVESTRE MENDEZ GONZALES ANGELA MENDOZA ANTONIO MENDOZA JUSTIN MENNING BILLY MERRELL JOHNNY MERRELL, JR RYAN MERRITT HERNAN MESA SAEZ STEVEN METCALF JENNIFER METCALFE KEYVIN MIDASY CARMEN MILAM GLENN MILAM MICHAEL MILES ANTONIO MILLER CHLOE MILLER RUTH MILLER SHELLY MILLER PHILIP MILLMAKER ASHLEY MILLS JOSEPH MILLS TYRELL MIMS JERRIC MINOR ALFREDA MITCHELL BRYCE MITCHELL CARL MITCHELL DALLAS MITCHELL JOSEPH MITCHELL PORSHA MITCHELL ROBERT MITCHELL JAY MODISETTE BIASNEY MOJICA CASTANEDA JOSUE MOJICA TORRES CINDY MOLINA ALEXIS MONASTERIO AGUILERA JOSEPH MONDILLO JOSEPH MONFORTE OFELIA MONREAL DINORA MONROY DE DIAZ KARINA MONSIVAIS NAVARRO LILIANA MONTALVO IRIS MONTANEZ FIORELA MONTANO NATALIE MONTANO BLANCA MONTOYA JOHNNY MONTOYA HERBERT MOORE JOSHUA MOORE PHILLIP MOORE TIFFANY MOORE TONY MOORE ALFONSO MORAN DYLAN MORANTES DANIEL MOREHEAD TONY MOREHEAD WARD MOREHOUSE ROY MORENO LUKE MOREY THOMAS MOREY ELROY MORGAN GARRETT MORRIS JAMES MORROW ADRIEN MOSLEY TAMMY MOSS PHILLIP MOSS, JR. CLAYTON MOTE LANDOLYNN MUALIA KAM MUAN KHUAL MUANG MUA MUANG ZAM MUANG ERIC MULLINIKS ALONZO MUMPHREY THANG MUN THANG MUN BOSCO MUNG CIN DEIH MUNG CIN KHAN MUNG CIN SIAN MUNG DAII MUNG DAL MUNG GINDAL MUNG HAU MUNG HERO MUNG JAMES MUNG JAMESKANG MUNG KAI MUNG KAM MUNG KHUAL MUNG KHUAL KHEN MUNG KHUP GEEL MUNG KHUP KHAN MUNG LANG KHAN MUNG LIAN MUNG NANG SIAN MUNG NANG SUAN MUNG NGIN MUNG NGO MUNG PAU KHAN MUNG PAU LIAN MUNG PAU SIAN MUNG PAU SUAN MUNG PETER MUNG SANG MUNG SUAN KHAN MUNG SUAN LAM MUNG THANG DEIH MUNG THANG KHAN MUNG THANG NEIH MUNG THANG SUAN MUNG VUM SUAN MUNG ZO MUNG GABRIEL MUNIZ GONZALEZ JESUS MUNOZ AARON MUNTZ KEVIN MURPHY AUDIE MURRAY SHELTON MURRAY TABITHA MURRAY MA MUSHRUSH JOHN MUTANDA ROSY MUZIKA CAROLYN MYERS CING NAING MANHNWIN NAING SAW NAING DIEGO NAJERA PAU NANG THOMAS NANG TUN NANG NOORY NARTIN CARDRICO NASH JAMES NASH THANG NAULAK ZAM NAULAK MARIA NAVA MICHAEL NAVARRETE XAVIER NAVARRO BAWK NAW CLAYTON NEAL MARIA NEI THIEM NIANG NEL DATRAVIOUS NELSON ERIC NELSON EVAN NELSON GREG NELSON JEFFREY NELSON DIM NEM DEI NENG KHOL NENG JOSHUA NETTEN SETH NETTEN CY NEWMAN PEDRO NEWMAN TORRES ICSHA NEWSOME ROBERT NEZ NUAM NGIN ZAM NGIN ALVIN NGIRATEBL EN NGO PAU NGO A VAN NGUYEN BAO NGUYEN BICH NGUYEN CAO NGUYEN HUNG NGUYEN HUU NGUYEN SON NGUYEN TAM NGUYEN THANH NGUYEN THI NGUYEN TUONG NGUYEN VIET NGUYEN VY NGUYEN LINDA NGUYEN MORGAN CING NI LA JA NI MA CIN MAN NIANG CIN NGAIH NIANG CING KHAN NIANG CING SIAN NIANG CING TAWI NIANG DIM HAU NIANG DIM MAN NIANG EN NIANG ESTHER NIANG ESTHER HAU NIANG GIN NIANG HAU NIANG KAP NIANG KHAN NIANG KHEM NIANG LAM NIANG NEM NIANG NGO NIANG PUM NIANG TUAL NIANG VUNG DON NIANG VUNG LAM NIANG ZEL NIANG JACOB NICHOLS JUSTIN NICHOLSON MATTHEW NICKEL TRAVIS NIEDERHOFER TARREN NIETO THANG NING ZAM NING SUMMER NIXDORF CING NO JACOB NOE BRANDON NORDSTROM MARK NORDSTROM WILLIE NORFLEET CARL NORRED ERIC NORRIS JODY NORTHRUP JERRY NOWEL TUMAI NPAWT NGIN NTEM KIM NU LIAN NU SEN NU CIIN NUAM CING KHAN NUAM CING SIAN NUAM CING TUAI NUAM CING ZA NUAM LAWH NUAM NING NUAM THANG NUAM CING NUAMBOIH EDUARDO NUNEZ MALPICA NGIN NUNG KHAUNG NYWE MICHAEL O'BRIEN SEAN O'HEARN AMANDA O'NEAL ALEXANDER OFOSU NICOLE OGDEN WILLIAM OGDEN UDUIHAYE OGEDENGBE WYATT OGLE ANTWANETTE OLIVER ANTHONY OLIVERAS JAMES OLSEN ERIC OLSON KEITH OLSON ADEN ONEAL JAMES ONEILL, JR CHRISTINE ONEY PAUL ONYENEHO GRASITER OO SAW OO WAI OO AVERY OPPEGARD LETICIA ORONA ELISA OROZCO RAMON OROZCO DAVID OSBORNE TIMOTHY OURS JENNIFER OVERMEYER GO PAA MIGUEL PABON DAVID PACQUETTE JOHN PAGE CODY PALMER JORDY PAREDES HEIDI PARK AARON PARKER BILLY PARKER GOLDIED PARKER JAKE PARKER JASON PARKER MICHAEL PARKER ROBERT PARKER

JOE PARKS III HARRY PARRISH MAXWELL PARTLOW JHERMIKAL PARTNER CODY PASEMAN JASON PATE CALEB PATERIK PAUL PATTERSON CEDRIC PATTON CIANG PAU CIN LIAN PAU CIN N PAU DAL KHAN PAU DAL KHEN PAU DAL SUAN PAU DAL ZA PAU DO PAU EN PAU GIN PAU LANG PAU MUNG PAU NANG DIM PAU NANG SIAN PAU NENG PAU PETER PAU PUM PAU THANG PAU ZAM KHAN PAU ZAM KHEN PAU ZAM LAM PAU TERESA PAUL CHRISTOPHER PAULI TRAVIS PEARSON CORY PEDERSEN ANTHONY PEDONE ARTHUR PENNINGTON RONALD PENNY, JR RICHARD PENROSE JONATHAN PEPPER ANNA PEREZ CHRISTOPHER PEREZ DANIEL PEREZ JOE PEREZ LETICIA PEREZ MARCO PEREZ SERGIO PEREZ HECTOR PEREZ ARIAS CHRISTIAN PEREZ GUTIERREZ PEDRO PEREZ PAEZ FRANCISCO PEREZ SANCHEZ STEPHEN PERLL MILES PERRY MATTHEW PESCHONG AUSTIN PETERS MEKALA PETERS DAVID PETERSON JEFFREY PETERSON ROBERT PETERSON TIMMY PETERSON PAUL PETTY DANIEL PEURIFOY RACHEL PEWITT KINH PHAM KY PHAM LINH PHAM QUOC PHAM CHI PHAN PHUOC PHAN NAW PHAW LIANKHAN PHAWNG SANTINO PHILLIP ADRIANA PHILLIPS NATHANIEL PHILLIPS TROY PHILLIPS CIN PI HAU PI HELEN PI NIANG PI PETER PI SING PI THOMAS PI TUANG PI DO PIANG GOH PIANG KHUP DAIH PIANG KHUP LIAN PIANG SUAN PIANG THANG PIANG VAN PIANG ERIK PICARD CHRISTOPHER PICKENS DEVOTRICK PICKRON UBER PINEDA TRACY PIPKIN MIGLANIA PIRONA GONZALEZ GINA PITTS HAROLD PITTS, II CANDY PITTSER EMILIA PLATA VASQUEZ JONATHAN POBLANO KEVIN POBUDA SUSANNE POINDEXTER TROY POINTS BASANT POKHREL RENU POKHREL NICKELAS POLLARD LAQUAISHA POLLEY MARK POOL RODNEY POPE RAMONDA PORTER ASHLEY POWELL RUDY POWELL MICHAEL POYNTER NATHAN PRADMORE JOSE PRADO CHARLES PRECHTL KENNETH PRENTICE, JR. DANIEL PRESSLER, JR ANGELICA PRICE MICHAEL PROVENCE CHRISTOPHER PRUETT KHAI PU KHAM PU MANG PU MUANG PU TUANG PU TUN PU ALMA PUGA KHAI PUI THANG PUI KAM PUM THANG PUNO MICHAEL PUTNAM JOHN QUANG CANDELARIA QUICK BRENDA QUINTANILLA GARCIA MARTIN RABADAN FRANCIS RACHU VINA RACHU ERIC RACINE LEE RAFFRAY EVA RAGLAND AMANULLAH RAHIMI RETSIAN RAIN BRIAN RAMBO SUSAN RAMBO EDGAR RAMIREZ EVA RAMIREZ MARTINELLY RAMIREZ ROSA RAMIREZ AGUINAGA ENRIQUE RAMIREZ MORALES PATRICIA RAMIREZ NAVARR MANUELA RAMIREZ SOBERANIS GERMAN RAMOS ALONSO MARCUS RAMSEY HEIDI RAMZEL KARLY RANCK COURTNEY RANDALL JEFFREY RANDALL TIMOTHY RANEY CHRISTIAN RANSMEIER FARIDULLAH RASOOLI ELBERT RATLIFF ROBERT RATLIFF TOMMY RATLIFF KYLE RATZLAFF DAKOTA RATZLOFF RYAN RAUSCH JOHN RAVELLI CURTIS RAYON THOMAS READ DAVID RECCA JUSTIN RED LEAF MICHAEL REED RHONDA REED FREEMAN REED, JR. CHARLES REESE CLINTON REESE ERIC REESE WENDY REEVES STEPAN REGUS JOHN REID LISA REID JOSEPH REINERS AKEMY RENCHY RODOLFO RENTERIA JOHN RENTKO, JR. JAKOB RESSLER CLARA REYES PABLO REYES AGUSTIN REYES, JR. DAICHI REYNA STACIE REYNA SALAS JOSHUA REYNOLDS THOMAS REYNOLDS JAVIER REYNOSO URIETA DANIEL RHOADES EFFIE RHODES JEFFREY RHODES SKYLER RHODES KADRON RICHARDSON SEVERINO RICKAT BRIAN RICKETT JR TERRY RICKNER RANDALL RIDENOUR ANGELA RIDEOUT COREY RIDER KATHRYN RINGER DINA RISING CORY RISINGER DERRICK RISINGER HILLARY RITE TYLER RIVAS BRAYAN RIVAS SANCHEZ RAMON RIVERA SIGFREDO RIVERA RILEY ROARK CARL ROBERTS BRANDON ROBERTSON BYRON ROBINSON DAVID ROBINSON, JR. JEREMIAH ROBISON BRAD RODRIGUES ALMA RODRIGUEZ HECTOR RODRIGUEZ MARIA RODRIGUEZ NELSON RODRIGUEZ RICARDO RODRIGUEZ BENIGNO RODRIGUEZ JR EFRAIN RODRIGUEZ MARTINEZ ALESHA ROESCHKE BRIAN ROGERS DERRICK ROGERS DON ROGERS DYLAN ROGERS FRANCINE ROGERS TONY ROGERS LIDIA ROJAS NELSON ROJAS ALEXANDRA ROLSETH TONY RONGEY MAKINTA ROOSEVELT ROYCE ROPER JOSE ROSALES JASMINE ROSBOROUGH CORTNEY ROSE REAGAN ROSELL STEPHANIE ROSELL ROBERT ROSENCUTTER CASEY ROSS JAYRINE ROUND LANDYMENTA ROUND MICHELLE ROUSSEAU SHADE ROWBOTHAM RICHARD ROWE, JR. KEINICHY RUDOLPH CARLOS RUIZ MATEO RUIZ MA RUIZ ORTEGA TERENCE RUSHING DERICK RUSSELL KIRK SADDLER KARINA SAENZ ACOSTA CESAR SAENZ RODRIGUEZ SHIR SAIL ABELINO SALAZAR MARIANGEL SALAZAR GONZALEZ JORGE RAFAEL SALAZAR MARTINEZ JORGE SALAZAR SOARES YSABEL SALAZAR SOARES MARIA SALDIVAR MIGUEL SALDIVAR VICTOR SALDIVAR JOSE SALDIVAR OROPEZA DAVID SALEGO NAEL SALEM DIANA SALINAS CARSON SALSBURY TS SANA ALEXANDER SANCHEZ BEATRIZ SANCHEZ CRISTAL SANCHEZ ISELA SANCHEZ MAYRA SANCHEZ ANDREINA SANCHEZ BOLIVAR TANNER SANDE TRAVES SANDY CIN SANG MANG SANG TUAN SANG LAL SANGI WILLIAM SANGSTER WENCESLAO SANTIAGO NANG SAR ALVIN SAURES TIMOTHY TRACEY SAVELL ERICK SAWYER BRYAN SCANLON AUDREY SCHAMING

WILLIAM SCHAROSCH CALEB SCHMELING DALE SCHOENE AUSTIN SCHROEDER MARK SCOFIELD CAMERON SCOTT HARRY SCOTT JERRY SCOTT TIERRA SCOTT RONA SEAGO HARLEY SEAMAN SOVATNITA SEAMAN CATHY SECHRIST HOU SEI THANG TIN SEI THONG KHO SEI THONGKU SEI TONG SEI ALEXA SEIDEL MARCUS SEIP KAYUN SENG ROI SENG PHILIP SENNER ANNETTE SERNA JACOB SHAFER AUSTIN SHAHAN RODNEY SHAHAN KODY SHARP THOMAS SHAW KENDON SHEFFIELD CHANNA SHELTON VASILIY SHEMEREKO LARRY SHEPHERD DEXTER SHERIDAN BRUCE SHIPLEY EARL SHONE SHAWN SHOULDERS RAYMOND SHUNOWSKI, JR BRADLEY SHUTTS MAW SI CING SIAM NAA SIAM ZAM SIAM CIIN SIAN NGIN SIAN PAU SIAN MICHAEL SICKING ROBERTO SILVA RUVALCABA DOROTHY SIMMONS JERRY SIMMONS WILLIAM SIMONTON DWAYNE SIMPSON KYLEE SIMPSON ANTHONY SING DAAI SING DAL SING DO SING PAU SING THANG SING THAWN SING CHRISTOPHER SISSOM MICHAEL SITTERLY IAN SLATTERY ANDREW SLAVENS DEBI SLOAN DAVID SMITH GARY SMITH GRAYHAWK SMITH HEIDI SMITH JEFFERY SMITH KERRY SMITH KYLE SMITH MARY SMITH NITA SMITH RANDY SMITH RENALDO SMITH TONY SMITH JAMIQUAI SMITH HALL MARK SMITH JR JAMES SMITH, II DENNIS SMITH, JR WILBERT SMITH, JR. DAVONNA SMITLEY BRANDY SNIDER JEREME SNIDER ROGER SNOW JERRY SNYDER JOSE SOLARES MARIA SOLIS NEMISIA SOLIS VERONICA SOLIS BRADLEY SOOTER BENDY SOTEN CLENT SOUTHERLAND, II KEVIN SOUVANNASING DENNEY SOWDER JOHN SPAIN, III SIERRA SPARKS RENO SPEARMAN MARK SPENCER JEFFREY SPERBER JAMESON SPIRES JOHN SPOONER RICHARD SPRADLING CHRISTY STANDBERRY MARCUS STANDBERRY LAWANA STANE TERRY STAPLETON NICHOLAS STAPP DEMETRIUS STARLING KAVONTAE STARLING JAMES STASZKO JOSHUA STAUFFER LACEY STEADMAN MICHAEL STECK ARREST STEPHEN MARNINTA STEPHEN JOHN STEPHENS MELVIN STEPHENS CALEB STEPHENSON LARRY STEWART NICHOLAS STEWART PAMELA STEWART DAVID STIEWE CHARLES STINECIPHER BRENT STOCKTON JOEL STOCKTON JACOB STODDARD ALLEN STONE DYLAN STONE FLOYD STONE TIMOTHY STOUT STACEY STRATTON ALLEN STRAUSSER KATHRYN STRAUSSER DAVID STRICKLAND RACHEL STRIDER HENRY STRONG KENNETH STRONG MATTHEW STUBBERT BRYAN STURDIVANT NATHAN STWYER DAI SUAN HAU SUAN KIM SUAN NANG SUAN NGIN SUAN PAU SUAN SAWNG SUAN THANG SUAN ZAM SUAN PAUL SUAN MUNG CAROLINA SUAREZ GONZALEZ ANSER SUDA NU SUI DEIH SUKZO BAWMKHAI HAU SUM MANG SUM NGIN SUM PAU SUM WA SUM PETER SUMMANG LADDIE SUMTER JR. TIMOTHY SURGEON, II SEAN SUROWIAK ERICK SUTTLE CHRIS SWARR JACK SWEET GREGG SWENSEN AMANDA SWIFT CHAD SWIFT JENNIFER SYMANSKI JAMES TABER ABDUL TAHORI MOSES TALAMANTE LAMANTE TALBERT JEFF TALLEY GEORGE TALUGMAR MINH TANG WILLIAM TANKERSLEY KEITH TANNER ISRAEL TAPIA MARTIN TAPIA CARVAJAL WHITNEY TAPP HAROLD TARALA ANDRE TATE RICK TATE LARRY TATE, JR CING TAWI BEVERLY TAYLOR BRENDON TAYLOR CLINTON TAYLOR ERIC TAYLOR GRANVILLE TAYLOR JOSHUA TAYLOR MISHAELA TAYLOR RANDALL TAYLOR REBECCA TAYLOR ROSEANN TAYLOR TIMOTHY TAYLOR ANDREA TEAKELL KEVIN TEAKELL ROBERT TEIS HANSEL TEN JASON TENDERELLA NGIN TENG MERCEDES TENNYSON CHRISTOPHER TERHUNE JONATHAN TERRAZAS ANDREW TERRY SHANNON TERRY ANTHONY TEYON BENJAMIN THANG CIN THANG CIN ZAM THANG DAI THANG DAL THANG DO DEIH THANG DO KHAN THANG GEN THANG GIN THANG GO THANG HAU NEIH THANG HAU THANG HAU SIAN THANG KAM KAP THANG KAM LIAN THANG KAM SUAN THANG KAP THANG KHAM KAP THANG KHAM SUAN THANG KHEN THANG LAL THANG LAM THANG LANGH THANG LIAN CUNG THANG LIAN KAP THANG MANG THANG MANG TAWI THANG NGIN THANG NGOIH THANG NGUN THANG PAU KAP THANG PAU KHAN THANG PAU KIM THANG PAU NGAIH THANG PAU S THANG PAU SIAN THANG PAU SUAN THANG PAU SUM THANG PAU THAWN THANG PIANG THANG SUAN THANG TUAN THANG VIAL THANG ZAM THANG ZEN KHAW THANG ZEN KHUA THANG LIAN THANG LAM GINDEIH THANGHATZAW PETER THANGPI SALEM THAR KHAI THAWN SING THAWN SUAN THAWN THANG KHAN THAWN THANG LAM THAWN NAW THEIN KO THET NAWSAN THIDA BRADLEY THOMANN CAMRYN THOMAS MICHAEL THOMAS SETH THOMAS YOLANDA THOMAS KEWAN THOMPSON NATHANIEL THOMPSON REBECCA THOMPSON SHAWN THOMPSON XAVIER THOMPSON MYA THU TED TIGER KYLE TILLERY ATSITA TIMOTHY THAWNG TLUANG WILLIAM TOBAR MATTHEW TOBOLSKI MARK TOEDTER SIANA TONGOMI CHRISTOPHER TOOMBS IVAN TORRES CARLOS TORRES SANTOS ALEJANDRO TORRES SILVA ARION TOTTRESS CODY TOWNSON NICHOLAS TOWNSON BINH TRAN CONG TRAN THI KIM TRAN THI NGUYET TRAN 121

122 TUONG TRAN VAN TRAN MASON TRASK DYLAN TREIHAFT LUCAS TREIHAFT SUZANNA TREIHAFT RUDY TREJO DIANA TREVINO MARK TRIBBLE TERRY TRUITT RICHARD TRULL TRISHA TSO SENG TU TONG TU MANG TUAL NGIN TUAN CIN TUANG DAL TUANG GIN MUAN TUANG GIN ZA TUANG KAM CIN TUANG KAM K TUANG KHAI TUANG KHEN TUANG NENG TUANG PAU TUANG SIAN TUANG SUAN TUANG THANG LIAN TUANG THANG SUAN TUANG THANG ZA TUANG THAWNG TUANG VUNGH TUANG ZAM TUANG NGIN TUN ZAM TUN GO TUNG LANGH TUNG MUNG TUNG SUANG TUNG THANG TUNG MICHAEL TUNNELL PAUL TURBE CHARLES TURNER DANTAVIUS TURNER THOMAS TWARDZIK SUEMEKA TYESKIE JESSICA TYLER DVONTAE TYSON JESUS TZUL CING UAP HUAI UAP NI UK LINDSEY UNDERWOOD PAT UNDERWOOD PERNELL UNDERWOOD DAVID URQUIZA YADIRA URQUIZA VICTOR VALDEZ HUGO VALERA JUAREZ STEVEN VALESKI JULIO VALLE NORMA VALLES MACKENZIE VANCE TIMOTHY VANCE ZACHARY VANCE TIMOTHY VANDERPOL SEVERO VARGAS RAFAEL VARONA CARLO VASSALLE BARRY VAUGHAN II SHAWN VAWTER TRISTIAN VEITENHEIMER ANTONIO VELASCO JAMES VELDE JUAN VENCES ANGEL VENEGAS DUSTY VENEGAS KASEY VENETOFF SALOME VERA GEORGE VERRETT STEPHANIE VICKERS-REGAN EFRAIN SANCHEZ VILLA EFRAIN SOTELO VILLA WIKELMAN VILLALOBOS PALMA NATHEN VILLANUEVA RAULITO VILLANUEVA REINA VILLANUEVA SELINA VIRAMONTES MANUEL VIVANCO TRENTON VLEISIDES TONG VO VAN VO CHRISTOPHER VOIGHT CHUAN VU CHOU VUE CIIN DEIH VUNG CIIN LAM VUNG CING HUAI VUNG CING KHAWM VUNG CING LAM VUNG CING ZA VUNG DIM VUNG DON VUNG HAW VUNG KAP VUNG MANG VUNG MARY VUNG NIAN VUNG NIANG VUNG NIANG LIAN VUNG NIANG SIAM VUNG NING DON VUNG NING LANG VUNG ZEL VUNG MATTHEW WAGNER BRADLEY WAITS MARK WAKEFIELD STEPHEN WAKEFIELD WHITNEY WAKEFIELD CODY WALDEN DIANA WALKER JOSHUA WALKER RODERICK WALKER VICKIE WALKER ENEIDA WALKUP BRANDON WALKUP JR. BARRY WALL AMILCAR WALLACE BRITTNEY WALLACE SAMANTHA WALLACE JERRY WALLER TODD WALLINGFORD JUSTIN WALLIS KELSEY WALLS STEVIE WALLS RYAN WALSH HALEY WALSTON WELDON WALSTON STEPHANIE WALTER ALFRED WALTERS SHORICORE WALTERS NEWMAN WALTON GUOYI WANG MARQUIS WARD LEESA WARE MICHAEL WARREN ZACHARY WARREN ANTHONY WASHINGTON MALCOM WASHINGTON THURMOND WASHINGTON THERESA WATKINS TOMORROW WATKINS BOONE WATSON MOHAMMAD WAZIRI SAYED WAZIRI ALAN WEBB BRAYLON WEBB ANGELINA WEBER RONALD WELCH TARA WELLING IVERY WELLS JR. JEFFERY WHEELER MICHELLE WHEELER WILLIAM WHEELER DAVID WHIPKEY II RONALD WHISENHUNT DMARCUS WHITAKER ALLYN WHITE BRIAN WHITE DAVID WHITE EMILY WHITE KYLE WHITE LEAYN WHITE MICHAEL WHITE TIMOTHY WHITE DAVID WHITSON JESSICA WHITTEN QUINN WHITTEN STEVEN WHORTON GORDON WICHMAN LINDA WIGGINS BRUCE WILBURN RYAN WILCOX VIRGIL WILCOX DAMON WILDER CHRISTOPHER WILES JACKIE WILES JERRY WILES MICHAEL WILES GAYLON WILEY SHERICE WILFORD BRANDON WILLADSON ALYSHA WILLEY ALEXIUS WILLIAMS ALLEN WILLIAMS ASHLEY WILLIAMS BRANDON WILLIAMS CHANTE WILLIAMS CORNEL WILLIAMS DOMINIQUE WILLIAMS ERROL WILLIAMS MICHAEL WILLIAMS NICOLE WILLIAMS NINA WILLIAMS RODNEY WILLIAMS ROSALIND WILLIAMS LARRY WILLIAMS JR TONY WILLIAMS JR. JAMES WILLIAMSON DUSTIN WILLIFORD CALVIN WILLIS CHRISTINA WILLY DATRAY WILSON ISAAC WILSON JUSTIN WILSON MALACHI WILSON SUSAN WILSON WESTON WILSON MYA WIN NAW WIN EVAN WINEGAR THOMAS WINGO DYLAN WINN VINCENT WINTON RASHAUNA WISE LI WO CORA WOLFE BRITTANY WOMACK EMILY WOOD RONALD WOOD TYLER WOOD TREVORRIS WOODARD RODNEY WOODRUFF II ARTHUR WOODS JAMAIL WOODS KASEY WORTHINGTON BENJAMIN WRIGHT HERMAN WRITT MADISON WULBRECHT THOMAS WYNNE PHIA XIONG TOU XIONG PATRIAL YARBROUGH PAUL YARBROUGH JAMES YARBROUGH JR YIN YIN MICHAEL YOHE JENNY YORK ANGEL YOUNG JOSHUA YOUNG KASEY YOUNG MARC YOUNG CALEB YOUNGPUPPY MARK ZABALA DOMONIC ZACHARY JAIDEN ZACKERY RAHMANULLAH ZADRAN CING NGAI ZAM CING NGAIH ZAM EN ZAM DAVID ZAMORA NICHOLAS ZAMORA FATIMA ZAPATA ISAAC ZAPATA REY CARMEN ZAVALA MIRNA ZAVALA JUAREZ AURORA ZAVALETA SAW ZAW JON ZELIS BRIAN ZELLER CING ZEN JUAN ZERMENO VIRGINIA ZERMENO BRYAN ZIEGLER VAI ZO MARGARITA ZUNIGA

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